As filed with the Securities and Exchange Commission on October 4, 2005

Registration No. 333-127006

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

Under the

Securities Act of 1933

NCI, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7373	20-3211574
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11730 Plaza America Drive

Reston, Virginia 20190

(703) 707-6900

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Charles K. Narang

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

NCI, Inc.

11730 Plaza America Drive

Reston, Virginia 20190

(703) 707-6900

(Name, Address Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Craig E. Chason, Esq.	R.W. Smith, Jr., Esq.
John M. McDonald, Esq.	Jason C. Harmon, Esq.
Pillsbury Winthrop Shaw Pittman LLP	DLA Piper Rudnick Gray Cary US LLP
1650 Tysons Boulevard	6225 Smith Avenue
McLean, Virginia 22102	Baltimore, Maryland 21209
(703) 770-7900	(410) 580-3000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 4, 2005

5,150,000 Shares

NCI, INC.

Class A Common Stock

This is our initial public offering. Of the 5,150,000 shares of Class A common stock being offered, 4,800,000 shares are being sold by us and 350,000 shares are being sold by the selling stockholders. We have granted the underwriters an option to purchase up to 772,500 additional shares of Class A common stock to cover over-allotments. We will not receive any proceeds from the sale of the shares of Class A common stock by the selling stockholders.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share will be between $10.00 and $12.00. We have applied to list the Class A common stock on The Nasdaq National Market under the symbol “NCIT.”

Investing in our Class A common stock involves risks. See “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds to us (before expenses)	$	$
Proceeds to selling stockholders (before expenses) (1)	$	$

(1)	We have agreed to pay the underwriting discount and commissions for the selling stockholders.

The underwriters expect to deliver the shares of Class A common stock to purchasers on or about                 , 2005.

Legg Mason Wood Walker Incorporated	Raymond James

Robert W. Baird & Co.	Stephens Inc.

The date of this prospectus is                 , 2005.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is complete and accurate only as of the date on the front cover regardless of the time of delivery of this prospectus or of any sale of shares. Except where the context requires otherwise, in this prospectus the “Company,” “NCI,” “we,” “us” and “our” refer to NCI, Inc., a Delaware corporation, and, where appropriate, its subsidiaries.

We have not undertaken any efforts to qualify this offering for offers to individual investors in any jurisdiction outside the U.S. Individual investors located outside the U.S. should not expect to be eligible to participate in this offering.

Until                     , 2005, 25 days after the date of this offering, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making your investment decision. We urge you to read this entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and the notes to those statements. See “Relevant Industry Terms” beginning on page 18 for a more complete definition of industry terms used in this prospectus.

NCI, Inc.

We are a provider of information technology services and solutions to U.S. federal government agencies. We focus on designing, implementing, maintaining and upgrading secure information technology (IT) systems and networks by leveraging our skills across four core service offerings: network engineering; information assurance; systems development and integration; and enterprise systems management. A majority of our revenue is derived from the delivery of mission-critical IT services to defense and intelligence agencies. We believe our diversified and stable client base, strong client relationships, broad array of contracts and significant management and operational capabilities position us to continue our growth.

We have a diversified and stable client base with approximately two-thirds of our revenue derived from engagements with defense and intelligence agencies, including the U.S. Army, U.S. Air Force, Defense Logistics Agency and key members of the intelligence community. These agencies, with their focus on network-centric warfare and information superiority, currently have, and are expected to continue to have, significant funding for transformation through information technology initiatives. In addition, approximately one-third of our revenue is derived from engagements with federal civilian agencies that are also focused on enhancing their mission-critical IT systems. We believe our broad client base will enable us to expand our business, regardless of shifts in federal government spending priorities.

Since our founding in 1989, we have focused on building long-term client relationships. We have provided IT services and solutions to clients within the U.S. Army, U.S. Air Force, Department of Energy (DOE), National Aeronautics and Space Administration (NASA) and intelligence community for more than ten years. In addition, over the past three years, we won more than 90% of the competitively awarded prime engagements on which we were the incumbent and eligible for award. We believe our strong relationships result from our in-depth understanding of client missions, the strength of our technical solutions and the co-location of a majority of our employees with our clients.

We have a broad array of contracts that consisted of approximately 80 contracts and 155 task orders as of June 30, 2005. Our largest engagement, representing approximately 8.0% of revenue for the six months ended June 30, 2005, is not scheduled for recompetition until 2011, assuming, even though the federal government is not obligated to do so, all option periods are exercised. Our contract base includes multiple government wide acquisition contracts, or GWACs, such as: the seven-year U.S. Army Information Technology Enterprise Solutions (ITES) contract; the five-year U.S. Air Force Network-Centric Solutions (NETCENTS) contract; and the ten-year Department of Commerce Information Technology Solutions—Next Generation Program (COMMITS NexGen) contract. As a prime contractor on each of these contract vehicles, we are competing with a discrete number of other pre-qualified companies for several hundred million dollars of additional business each year.

We have made significant investments in our management, employees and infrastructure in support of our growth and profitability strategies. Our senior managers average more than 25 years of experience with federal government agencies, the U.S. military and federal government contractors. In addition, our President and our Chief Operating Officer each has more than 18 years of public company experience in the federal IT services sector. We have assembled a highly skilled work force of approximately 1,450 employees, of whom 68% possess at least one security clearance. We have also invested in internally developed business management software tools and expanded facilities, including multiple Sensitive Compartmented Information Facilities (SCIFs), which are government certified facilities that allow us to pursue highly classified activities.

For the six months ended June 30, 2005, our revenue was $93.9 million and our net income was $4.7 million, representing organic growth of 15.6% and 77.6%, respectively, over the same period in 2004. Since 2001, our revenue, including the effect of an acquisition, has grown to $171.3 million in 2004, representing a compound annual growth rate of 12.9%. Over the same period, our net income decreased 4.0%, from $6.4 million in 2001 to $6.1 million in 2004. As of June 30, 2005, our total estimated contract backlog was $525 million, of which approximately $63 million was funded.

Market Opportunity

The federal government is among the largest consumers of information technology services and solutions in the world. According to INPUT, an independent federal government market research firm, the overall market for contracted IT systems and services by the federal government is expected to grow from $59.2 billion in federal fiscal year 2005 to $78.8 billion in federal fiscal year 2010. In addition, recent defense budgets are significantly higher than in prior years, particularly in areas related to IT, intelligence, surveillance, reconnaissance and homeland security. We believe that over the next several years there will be significant market opportunities for providers of IT services and solutions to federal government agencies, particularly those in the defense and intelligence community, primarily due to the following trends:

•	Focus on Federal Government Transformation. The federal government, and the Department of Defense (DoD) in particular, is in the midst of a significant transformation that is primarily driven by the federal government’s need to address the changing nature of global threats. A significant aspect of this transformation is the use of information technology to increase the federal government’s effectiveness and efficiency.

•	Increased Reliance on Professional Services Providers. Federal government agencies have increased their reliance on professional services providers primarily due to increased demand for more innovative technical solutions and a declining federal government IT workforce.

•	Evolving Procurement Practices. Federal government procurement policies continue to evolve and are currently shaped by a focus on best value awards and an increased use of multiple award contracts.

Competitive Strengths

We believe we are well positioned to meet the rapidly evolving needs of federal government agencies for IT services and solutions because we possess the following key business strengths:

•	In-Depth Understanding of Client Missions. Through our long-term client relationships, as well as the co-location of a majority of our employees at client sites, we have developed an in-depth understanding of our clients’ missions that enables us to create new technical solutions and high-value service offerings in anticipation of clients’ future critical requirements.

•	Proven Ability to Win Business. We have a proven ability to win business, as evidenced by our success in 2004 when we were awarded task orders and single award contracts with a total value in excess of $300 million.

•	Diverse Base of Key Prime Contract Vehicles. We are a prime contractor on numerous multi-year GWACs that provide us the opportunity to bid on hundreds of millions of dollars of business against a discrete number of other pre-qualified companies each year.

•	Highly Skilled Employees with Security Clearances. As of June 30, 2005, we had approximately 1,450 employees, 71% of whom had formal degrees and 68% of whom held at least one federal government security clearance.

•	Experienced Management Team. Our senior managers average more than 25 years of experience with federal government agencies, the U.S. military and federal government contractors.

Strategy

Our objective is to grow our business as a provider of information technology services and solutions to federal government agencies while improving our profitability. To achieve our objective, we intend to:

•	Accelerate Internal Growth. We plan to accelerate our internal growth by:

Capitalizing on our current contract base. We intend to aggressively pursue task orders under our existing prime GWACs. We have developed several internal tools that facilitate our ability to track, prioritize and win task orders under these vehicles.

Expanding the services we provide to our existing clients. We believe our understanding of client missions, processes and needs, in conjunction with our full lifecycle IT offerings and our strong performance record, positions us to capture new work from existing clients.

Expanding our client base. We plan to expand our client base into areas with significant growth potential by leveraging our reputation, long-term client relationships with federal government agencies and diverse contract base, including our GWAC vehicles.

Offering new complementary services. We intend to leverage our strong reputation for providing IT services to offer new complementary services to our existing clients. We expect to focus on high value-added services that are closely aligned with our current offerings.

•	Improve Operating Margins. We believe that we have a significant opportunity to improve our profitability by:

Capitalizing on our corporate infrastructure investments. We have made significant investments in our senior management and corporate infrastructure. As our revenue grows, we expect to leverage this infrastructure base and increase our operating margins.

Capitalizing on our internally developed tools. We have developed a variety of web-based business development and project management tools. We believe these highly scaleable tools will enable us to increase operating efficiency as our revenue base grows.

Concentrating on our high value-added prime contracts. We expect to improve our operating margins as we continue to increase the percentage of revenue we derive from our work as a prime contractor and from engagements where contracts are awarded on a best value, rather than on a low cost, basis.

•	Pursue Strategic Acquisitions. We intend to augment our organic growth by identifying, acquiring and integrating strategic acquisitions that complement and broaden our existing client base and expand our primary service offerings. Our successful acquisition of Scientific & Engineering Solutions, Inc. (SES) in December 2003 demonstrated our ability to complete and integrate an acquisition that meets our goals.

Challenges We Face

We face a number of risks associated with our business and industry and must overcome a variety of challenges in order to be successful. For example:

•	We depend on contracts with the federal government for substantially all of our revenue. If our relationships with federal government agencies are harmed, our revenue and operating profits would decline.

•	We face intense competition from many competitors that have greater resources than we do, which could result in price reductions, reduced profitability and loss of market share.

•	We expect to lose our eligibility to participate in the federal government’s small business programs which may affect our ability to win contracts and grow revenue.

•	We cannot guarantee that our estimated contract backlog will result in actual revenue.

•	If we fail to attract and retain skilled employees or employees with the necessary security clearances, we might not be able to perform under our contracts or win new business.

•	Our revenue and operating profits could be adversely affected by significant changes in the contracting or fiscal policies of the federal government.

•	Our federal government contracts may be terminated by the federal government at any time, and if we do not replace them, our revenue and operating profits may be adversely affected.

For further discussion of these and other risks you should consider before making an investment in our Class A common stock, see “Risk Factors” beginning on page 8.

We were incorporated in Delaware on July 27, 2005, to hold all of the capital stock of NCI Information Systems, Inc., which was incorporated in Virginia in 1989. Our principal executive offices are located at 11730 Plaza America Drive, Reston, Virginia 20190. Our telephone number at that address is (703) 707-6900. Our website address is www.nciinc.com. We do not intend the information on our website to constitute part of this prospectus.

The Offering

Class A common stock offered by us	4,800,000 shares

Class A common stock offered by the selling stockholders	350,000 shares

Common stock to be outstanding immediately after this offering:

Class A common stock	5,628,946 shares

Class B common stock	6,300,000 shares

Total	11,928,946 shares

Use of proceeds	We expect to use the net proceeds from this offering to repay certain indebtedness and for working capital and general corporate purposes, including potential acquisitions. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Over-allotment option	We have granted the underwriters an option to purchase up to an additional 772,500 shares of Class A common stock solely to cover over-allotments.

Proposed Nasdaq symbol	NCIT

The information contained in this prospectus is based on shares outstanding as of October 4, 2005 and unless we specifically state otherwise:

•	is based on the assumption that the underwriters will not exercise their over-allotment option;

•	assumes that the initial public offering price will be $11.00, the midpoint of the expected price range;

•	gives effect to certain transactions completed prior to the offering, including a share exchange, merger, 1-for-1.9 reverse split of our common stock and revocation of our S corporation status;

•	excludes 1,343,386 shares of common stock subject to issuance upon the exercise of options we have granted under our 2005 Performance Incentive Plan at a weighted average exercise price of $4.22 per share, of which 652,629 shares are vested and exercisable at a weighted average price of $0.44 as of the offering date; and

•	excludes 1,464,509 shares of common stock reserved for issuance under our 2005 Performance Incentive Plan, plus annual increases in the number of shares that will be reserved for issuance under our 2005 Performance Incentive Plan.

Summary Consolidated Financial Data

The tables below set forth our summary consolidated financial data for the years ended December 31, 2002, 2003 and 2004 and for the six months ended June 30, 2004 and 2005. Prospective investors should read this summary consolidated financial data in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
	(audited)			(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$138,165	$136,421	$171,253	$81,227	$93,875

Operating costs and expenses:
Cost of revenue (1)	115,728	113,521	144,146	68,229	79,671
General and administrative expenses (2)	12,166	14,524	16,363	8,037	7,239
Depreciation and amortization	1,600	1,576	1,741	886	801
Amortization of intangible assets	20	16	1,252	616	539

Total operating costs and expenses	129,514	129,637	163,502	77,768	88,250

Operating income	8,651	6,784	7,751	3,459	5,625

Interest income	21	15	26	6	26
Interest expense	(826)	(439)	(1,373)	(721)	(768)

Income before income taxes	7,846	6,360	6,404	2,744	4,883
Provision for income taxes (3)	242	262	276	118	220

Net income	$7,604	$6,098	$6,128	$2,626	$4,663

Unaudited pro forma net income:
Income before taxes	$7,846	$6,360	$6,404	$2,744	$4,883
Pro forma provision for income taxes (3)	3,044	2,448	2,595	1,112	1,939

Pro forma net income	$4,802	$3,912	$3,809	$1,632	$2,944

Pro forma earnings per share:
Basic	$0.71	$0.58	$0.56	$0.24	$0.43
Diluted	$0.67	$0.55	$0.53	$0.23	$0.41

Pro forma weighted average shares:
Basic	6,779	6,779	6,779	6,779	6,779
Diluted	7,140	7,143	7,158	7,134	7,228

	As of June 30, 2005
	Actual	Pro forma(4)	Pro forma as adjusted(5)
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$13	$13	$7,121
Net working capital	3,303	(12,267)	27,633
Total assets	66,330	69,097	76,205
Total debt, including current portion	22,326	40,326	—
Total stockholders’ equity	18,101	2,868	50,302

(1)	Cost of revenue includes stock-based compensation expense of approximately $0, $175,000 and $116,000 for the years ended December 31, 2002, 2003 and 2004, respectively, and approximately $59,000 and $58,000 for the six months ended June 30, 2004 and 2005, respectively.
(2)	General and administrative expenses include stock-based compensation expense of approximately $0, $113,000 and $1,063,000 for the years ended December 31, 2002, 2003 and 2004, respectively, and approximately $50,000 and $315,000 for the six months ended June 30, 2004 and 2005, respectively.

(footnotes continued on the following page)

(3)	For comparative purposes, we have included a pro forma provision for income taxes assuming we had been taxed as a C corporation in all periods when our S corporation election was in effect.
(4)	Pro forma balance sheet data reflects: (a) additional borrowings of $3 million under our line of credit and $15 million under our six-month time loan; (b) the distribution of $18 million to our stockholders for previously undistributed S corporation earnings (excludes a potential additional distribution for previously undistributed S corporation earnings, estimated at $5 million, which is expected to be made to the existing stockholders); and (c) the establishment of estimated net deferred tax assets totaling approximately $2.8 million recorded in connection with our conversion to a C corporation.
(5)	Pro forma as adjusted balance sheet data reflects: (a) the pro forma adjustments in (4); (b) the assumed net proceeds from the offering of $47.4 million; and (c) the repayment of approximately $40.3 million of short and long-term debt.

Transactions Prior To Offering

Share Exchange, Merger and Stock Split

We were incorporated in Delaware on July 27, 2005. On September 1, 2005, we completed a merger and share exchange that resulted in NCI Information Systems, Inc., a Virginia corporation, becoming our wholly-owned subsidiary. Pursuant to a share exchange agreement, Chander (Charles) K. Narang, our founder, Chairman and Chief Executive Officer, transferred all of his shares of common stock of NCI Information Systems, Inc. to our wholly-owned subsidiary, NCI Acquisition, LLC, a Virginia limited liability company. Mr. Narang received one share of our Class B common stock in exchange for each share he transferred. On the effective date of this share exchange, but after Mr. Narang transferred his shares, NCI Information Systems, Inc. merged with our wholly-owned subsidiary, with NCI Information Systems, Inc. surviving the merger. As a result of this merger, each issued and outstanding share of common stock of NCI Information Systems, Inc., other than the shares transferred to our wholly-owned subsidiary by Mr. Narang, was converted into one share of our Class A common stock. In connection with this merger, we assumed all of the issued and outstanding options to acquire capital stock of NCI Information Systems, Inc., and, after the merger, these options became exercisable for shares of our Class A common stock, subject to the same limitations on vesting and exercise that applied before the merger.

Prior to this offering, we effected a 1-for-1.9 reverse stock split of our Class A common stock and Class B common stock. The Class A common stock and the Class B common stock have the same rights and preferences, except that each share of the Class A common stock is entitled to one vote and each share of the Class B common stock is entitled to ten votes and is convertible into one share of Class A common stock. See “Description of Capital Stock—Common Stock.” For purposes of this prospectus, unless stated otherwise, all references to our common stock refer to shares of the Delaware corporation after giving effect to the share exchange, merger and stock split, other than with respect to historical consolidated financial statements.

Revocation of S Corporation Status

We intend to revoke our S corporation status prior to or concurrently with the completion of the offering. In connection with that revocation, we will make a distribution to our current stockholders, including Mr. Narang, representing payment of undistributed S corporation earnings at and through the date of revocation. The actual amount of the distribution of S corporation earnings will depend on the amount of our income prior to the revocation of our S corporation status. We estimate the final distribution to our current stockholders of S corporation earnings will be approximately $5 million and will occur during the fourth quarter of 2005 or the first quarter of 2006.

Immediately following this offering, Mr. Narang, our founder, Chairman and Chief Executive Officer, will own or control 92.5% of the combined voting power and 56.8% of the outstanding shares of the common stock. As a result, Mr. Narang will be able to control the vote on all matters submitted to a vote of the holders of our common stock, including election of our directors, amendments to our certificate of incorporation, mergers and other business transactions.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. Before making an investment in our Class A common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes. Additional risks and uncertainties not currently known to us, or risks that we currently deem immaterial, may also impair our business operations. Any of the risk factors described below could significantly and adversely affect our business and results of operations. As a result, the trading price of our Class A common stock could decline and you may lose all or part of your investment. See “Relevant Industry Terms” for a more complete definition of industry terms used in this prospectus.

Risks Related to Our Business

We depend on contracts with the federal government for substantially all of our revenue. If our relationships with federal government agencies are harmed, our revenue and operating profits would decline.

For the six months ended June 30, 2005, we derived approximately 99.5% of our revenue from federal government contracts, either as a prime contractor or a subcontractor, including approximately 73.0% of our revenue from contracts with the Department of Defense and intelligence agencies. We believe that federal government contracts will continue to be the source of substantially all of our revenue for the foreseeable future. For this reason, any issue that compromises our relationship with agencies of the federal government in general, or with the Department of Defense in particular, would cause our revenue to decline. Among the key factors in maintaining our relationships with federal government agencies are our performance on individual contracts and task orders, the strength of our professional reputation and the relationships of our key executives with client personnel. To the extent that our performance does not meet client expectations, or our reputation or relationships with one or more key clients are impaired, our revenue and operating results could decline materially.

We face intense competition from many competitors that have greater resources than we do, which could result in price reductions, reduced profitability or loss of market share.

We operate in highly competitive markets and generally encounter intense competition to win contracts from many other firms, including mid-tier federal contractors with specialized capabilities and large defense and IT services providers. We expect competition in our markets to increase as a result of a number of factors, such as the entrance of new or larger competitors, including those formed through consolidation. These competitors may have greater financial, technical, marketing and public relations resources, larger client bases and greater brand or name recognition than we do. These competitors could, among other things:

•	divert sales from us by winning very large-scale government contracts, a risk that is enhanced by the recent trend in government procurement practices to bundle services into larger contracts;

•	force us to charge lower prices; or

•	adversely affect our relationships with current clients, including our ability to continue to win competitively awarded engagements in which we are the incumbent.

If we lose business to our competitors or are forced to lower our prices, our revenue and our operating profits could decline. In addition, we may face competition from our subcontractors who, from time-to-time, seek to obtain prime contractor status on contracts for which they currently serve as a subcontractor to us. If one or more of our current subcontractors are awarded prime contractor status on such contracts in the future, it could divert sales from us and could force us to charge lower prices, which could cause our margins to suffer.

We expect to lose our eligibility to participate in the federal government’s small business programs which may affect our ability to win contracts and grow revenue.

In prior years, we were able to pursue business under the U.S. Small Business Administration’s (SBA) business development programs, making us eligible to receive certain federal contracts set aside for small businesses, or set-aside contracts. Companies may qualify as small businesses if they meet certain size restrictions based on revenue or employee base. Although we currently meet the requirement standard for certain small business contracts, we do not plan to pursue future small business opportunities. We may have difficulty in teaming with small business companies on set-aside contracts and our revenue mix and profitability could be negatively impacted due to our role as a subcontractor. We may also face increased competition from larger companies as we bid on non-set-aside contracts as a large prime contractor.

Our quarterly operating results may fluctuate significantly as a result of factors outside of our control, which could cause the market price of our common stock to decline.

We expect our revenue and operating results to vary from quarter to quarter. As a result, our operating results may fall below the expectations of securities analysts and investors, which could cause the price of our common stock to decline. Factors that may affect our operating results include those listed in this “Risk Factors” section of this prospectus and others such as:

•	fluctuations in revenue recognized on contracts;

•	variability in demand for our services and solutions;

•	commencement, completion or termination of contracts during any particular quarter;

•	timing of award or performance incentive fee notices;

•	timing of significant bid and proposal costs;

•	variable purchasing patterns under the GSA Schedule 70 Contracts, government wide acquisition contracts (GWACs), blanket purchase agreements and other Indefinite Delivery/Indefinite Quantity (ID/IQ) contracts;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs and joint ventures;

•	strategic investments, or changes in business strategy;

•	changes in the extent to which we use subcontractors;

•	seasonal fluctuations in our staff utilization rates; and

•	federal government shutdowns or temporary facility closings.

Reductions in revenue in a particular quarter could lead to lower profitability in that quarter because a relatively large amount of our expenses are fixed in the short-term. We may incur significant operating expenses during the start-up and early stages of large contracts and may not be able to recognize corresponding revenue in that same quarter. We may also incur additional expenses when contracts expire, are terminated or are not renewed.

In addition, payments due to us from federal government agencies may be delayed due to billing cycles or as a result of failures of government budgets to gain congressional and administration approval in a timely manner. The federal government’s fiscal year ends September 30. If a federal budget for the next federal fiscal year has not been approved by that date in each year, our clients may have to suspend engagements that we are working on until a budget has been approved. Any such suspensions may reduce our revenue in the fourth quarter of that year or the first quarter of the subsequent year. The federal government’s fiscal year end can also trigger increased purchase requests from clients for equipment and materials. Any increased purchase requests we receive as a result of the federal government’s fiscal year end would serve to increase our third or fourth quarter revenue, but will generally decrease profit margins for that quarter, as these activities generally are not as profitable as our typical offerings.

We cannot guarantee that our estimated contract backlog will result in actual revenue.

As of June 30, 2005, our estimated contract backlog totaled approximately $525 million, of which approximately $63 million was funded. There can be no assurance that our backlog will result in actual revenue in any particular period, or at all, or that any contract included in backlog will be profitable. There is a higher degree of risk in this regard with respect to unfunded backlog. The actual receipt and timing of any revenue is subject to various contingencies, many of which are beyond our control. The actual receipt of revenue on contracts included in backlog may never occur or may change because a program schedule could change or the program could be canceled, or a contract could be reduced, modified or terminated early. Our estimates are based on our experience under such contracts and similar contracts. However, there can be no assurances that all, or any, of such estimated contract value will be recognized as revenue.

If we fail to attract and retain skilled employees or employees with the necessary security clearances, we might not be able to perform under our contracts or win new business.

The growth of our business and revenue depends in large part upon our ability to attract and retain sufficient numbers of highly qualified individuals who have advanced information technology skills. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain and grow our business could be limited. In a tight labor market, our direct labor costs could increase or we may be required to engage large numbers of subcontractor personnel, which could cause our profit margins to suffer. In addition, some of our contracts contain provisions requiring us to staff an engagement with personnel that the client considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the client may terminate the contract and we may lose revenue.

In addition, certain federal government contracts require us, and some of our employees, to maintain security clearances. If our employees lose or are unable to obtain security clearances, or if we are unable to hire employees with the appropriate security clearances, the client may terminate the contract or decide not to renew it upon its expiration. As a result, we may not derive the revenue anticipated from the contract, which, if not replaced with revenue from other contracts, could seriously harm our operating results.

The loss of any member of our senior management could impair our relationships with federal government clients and disrupt the management of our business.

We believe that the success of our business and our ability to operate profitably depends on the continued contributions of the members of our senior management. We rely on our senior management to generate business and execute programs successfully. In addition, the relationships and reputation that many members of our senior management team have established and maintain with federal government personnel contribute to our ability to maintain strong client relationships and to identify new business opportunities. We do not have any employment agreements providing for a specific term of employment with any member of our senior management. The loss of any member of our senior management could impair our ability to identify and secure new contracts, to maintain good client relations and to otherwise manage our business.

If our subcontractors fail to perform their contractual obligations, our performance and reputation as a prime contractor and our ability to obtain future business could suffer.

As a prime contractor, we often rely significantly upon other companies as subcontractors to perform work we are obligated to perform for our clients. We estimate that revenue derived from work performed by our subcontractors represented 14% of our revenue for the six months ended June 30, 2005. As we secure more work under our GWAC vehicles, we expect to require an increasing level of support from subcontractors that provide complementary and supplementary services to our offerings. Depending on labor market conditions, we may not be able to identify, hire and retain sufficient numbers of qualified employees to perform the task orders we expect to win. In such cases, we will need to rely on subcontracts with unrelated companies. Moreover, even in favorable labor market conditions, we anticipate entering into more subcontracts in the future as we expand our work under our GWACs. We are responsible for the work performed by our subcontractors, even though in some cases we have limited involvement in that work. If one or more of our subcontractors fail to satisfactorily perform the agreed-upon services on a timely basis or violate federal government contracting policies, laws or regulations, our ability to perform our obligations as a prime contractor or meet our clients’ expectations may be compromised. In extreme cases, performance or other deficiencies on the part of our subcontractors could result in a client terminating our contract for default. A termination for default could expose us to liability, including liability for the agency’s costs of reprocurement, could damage our reputation and could hurt our ability to compete for future contracts.

If we experience systems or service failure, our reputation could be harmed and our clients could assert claims against us for damages or refunds.

We create, implement and maintain IT solutions that are often critical to our clients’ operations. We have experienced, and may in the future experience, some systems and service failures, schedule or delivery delays and other problems in connection with our work. If we experience these problems, we may:

•	lose revenue due to adverse client reaction;

•	be required to provide additional services to a client at no charge;

•	receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain clients; and

•	suffer claims for substantial damages.

In addition to any costs resulting from product or service warranties, contract performance or required corrective action, these failures may result in increased costs or loss of revenue if clients postpone subsequently scheduled work or cancel, or fail to renew, contracts.

While many of our contracts limit our liability for consequential damages that may arise from negligence in rendering services to our clients, we cannot assure you that these contractual provisions will be legally sufficient to protect us if we are sued.

In addition, our errors and omissions and product liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of future claims. As we continue to grow and expand our business into new areas, our insurance coverage may not be adequate. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, these claims could result in significant legal and other costs, may be a distraction to our management and may harm our reputation.

Security breaches in sensitive federal government systems could result in the loss of clients and negative publicity.

Many of the systems we develop, install and maintain involve managing and protecting information involved in intelligence, national security and other sensitive or classified federal government functions. A security breach in one of these systems could cause serious harm to our business, damage our reputation and prevent us from being eligible for further work on sensitive or classified systems for federal government clients. We could incur losses from such a security breach that could exceed the policy limits under our errors and omissions and product liability insurance. Damage to our reputation or limitations on our eligibility for additional work resulting from a security breach in one of the systems we develop, install and maintain could materially reduce our revenue.

Our employees may engage in misconduct or other improper activities, which could cause us to lose contracts.

We are exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include intentional failures to comply with federal government procurement regulations, engaging in unauthorized activities or falsifying time records. Employee misconduct could also involve the improper use of our clients’ sensitive or classified information, which could result in regulatory sanctions against us and serious harm to our reputation and could result in a loss of contracts and a reduction in revenues. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could cause us to lose contracts or cause a reduction in revenues.

We may not be successful in identifying acquisition candidates and if we undertake acquisitions, they could increase our costs or liabilities and impair our revenue and operating results.

One of our strategies is to pursue growth through acquisitions. We have limited experience with acquisitions, having completed only one significant acquisition since our inception. We may not be able to identify suitable acquisition candidates at prices that we consider appropriate. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of the acquisition or finance the acquisition on terms that are satisfactory to us. Negotiations of potential acquisitions and the integration of acquired business operations could disrupt our business by diverting management attention from day-to-day operations. Acquisitions of businesses or other material operations may require additional debt or equity financing, resulting in additional leverage or dilution of ownership.

If we are unable to successfully integrate companies we may acquire in the future, our revenue and operating results could suffer. The integration of such businesses into our operations may result in unforeseen operating difficulties (including incompatible accounting and information management systems), may absorb significant management attention and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our business. These difficulties of integration may require us to coordinate geographically dispersed organizations, integrate personnel with disparate business backgrounds and reconcile different corporate cultures. In certain acquisitions, federal acquisition regulations may require us to enter into government novation agreements, a potentially time-consuming process. In addition, we may not be successful in achieving the anticipated synergies from these acquisitions, including our strategy of offering our services to clients of acquired companies to increase our revenue. We may experience increased attrition, including, but not limited to, key employees of the acquired companies, during and following the integration of acquired companies that could reduce our future revenue. In addition, we may need to record write-downs from future impairments of identified intangible assets and goodwill, which could reduce our future reported earnings. Acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition. In particular, to the extent that prior owners of any acquired businesses or properties failed to comply with or otherwise violated applicable laws or regulations, or failed to fulfill their contractual obligations to the federal government or other clients, we, as the successor owner, may be financially responsible for these violations and failures and may suffer reputational harm or otherwise be adversely affected. The discovery of any material liabilities associated with our acquisitions could cause us to incur additional expenses and cause a reduction in our operating profits.

We may be harmed by intellectual property infringement claims and our failure to protect our intellectual property could enable competitors to market products and services with similar features.

We may become subject to claims from our employees or third parties who assert that software and other forms of intellectual property that we use in delivering services and solutions to our clients infringe upon intellectual property rights of such employees or third parties. Our employees develop much of the software and other forms of intellectual property that we use to provide our services and solutions to our clients, but we also license technology from other vendors. If our employees, vendors, or other third parties assert claims that we or our clients are infringing on their intellectual property rights, we could incur substantial costs to defend those claims. In addition, if any of these infringement claims are ultimately successful, we could be required to:

•	cease selling or using products or services that incorporate the challenged software or technology;

•	obtain a license or additional licenses from our employees, vendors, or other third parties; or

•	redesign our products and services that rely on the challenged software or technology.

In addition, if we are unable to protect our intellectual property, our competitors could market services or products similar to our services and products, which could reduce demand for our offerings. We may be unable to prevent unauthorized parties from attempting to copy or otherwise obtain and use our technology. Policing unauthorized use of our technology is difficult, and we may not be able to prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our intellectual property as fully as those in the United States. Others, including our employees, may circumvent the trade secrets and other intellectual property that we own. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of resources, with no assurance of success.

Risks Related to Our Industry

Our revenue and operating profits could be adversely affected by significant changes in the contracting or fiscal policies of the federal government.

We depend on continued federal government expenditures on intelligence, defense and other programs that we support. Accordingly, changes in federal government contracting policies could directly affect our financial performance. In addition, a change in presidential administrations, congressional majorities or in other senior federal government officials may negatively affect the rate at which the federal government purchases IT services. The overall U.S. defense budget declined from time-to-time in the late 1980s and the early 1990s. While spending authorizations for intelligence and defense-related programs by the federal government have increased in recent years, future levels of expenditures and authorizations for those programs may decrease, remain constant or shift to programs in areas where we do not currently provide services. Among the factors that could materially adversely affect us are:

•	budgetary constraints affecting federal government spending generally, or specific departments or agencies in particular, and changes in fiscal policies or available funding;

•	changes in federal government programs or requirements, including the increased use of small business providers;

•	curtailment of the federal government’s use of professional services providers;

•	the adoption of new laws or regulations;

•	federal governmental shutdowns (such as that which occurred during the federal government’s 1996 fiscal year) and other potential delays in the government appropriations process;

•	delays in the payment of our invoices by federal government payment offices due to problems with, or upgrades to, federal government information systems, or for other reasons;

•	competition and consolidation in the IT industry; and

•	general economic conditions.

These or other factors could cause federal governmental agencies, or prime contractors for which we are acting as a subcontractor, to reduce their purchases under contracts, to exercise their right to terminate contracts or not to exercise options to renew contracts, any of which could cause our revenue and operating profits to decline.

Our federal government contracts may be terminated by the federal government at any time, and if we do not replace them, our revenue and operating profits may be adversely affected.

We derive most of our revenue from federal government contracts that typically span one or more base years and one or more option years. The option periods may cover more than half of a contract’s potential duration. Federal government agencies have the right not to exercise these option periods. In addition, our contracts also contain provisions permitting a federal government client to terminate the contract on short notice and for its convenience, as well as for our default. A decision by a federal government agency not to exercise option periods or to terminate contracts could result in a reduction of our profitability on these contracts and significant revenue shortfalls.

If the federal government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. We cannot recover anticipated profit on terminated work. If the federal government terminates a contract for default, we may not recover even those amounts, and instead may be liable for excess costs incurred by the federal government in procuring undelivered items and services from another source.

Federal government contracts contain other provisions that may be unfavorable to us.

Federal government contracts contain provisions and are subject to laws and regulations that give the federal government rights and remedies not typically found in commercial contracts. These allow the federal government to terminate a contract for convenience or decline to exercise an option to renew. They also permit the federal government to do the following:

•	reduce or modify contracts or subcontracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	claim rights in products and systems produced by us; and

•	suspend or debar us from doing business with the federal government.

If the federal government exercises its rights under any of these provisions, our revenues and operating profits could decline.

Many of our federal government clients spend their procurement budgets through multiple award contracts under which we are required to compete for post-award orders or for which we may not be eligible to compete and could limit our ability to win new contracts and grow revenue.

Budgetary pressures and reforms in the procurement process have caused many federal government clients to increasingly purchase goods and services through ID/IQ contracts, the GSA Schedule 70 Contracts and other multiple award and/or GWAC vehicles. These contract vehicles have resulted in increased competition and pricing pressure, requiring us to make sustained post-award efforts to realize revenue under the relevant contract vehicle. The federal government’s ability to select multiple winners under multiple award schedule contracts, GWACs, blanket purchase agreements and other ID/IQ contracts, as well as its right to award subsequent task orders among such multiple winners, means that there is no assurance that these multiple award contracts will result in the actual orders equal to the ceiling value, or result in any actual orders. We are only eligible to compete for work (task orders and delivery orders) as a prime contractor pursuant to GWACs already awarded to us. Our failure to compete effectively in this procurement environment could reduce our revenue. If the federal government elects to use a contract vehicle that we do not hold we will not be able to compete as a prime contractor.

Each of our contract types involves the risk that we could underestimate our costs and incur losses.

We enter into three types of federal government contracts for our services: time-and-materials, cost-plus and fixed-price. For the six months ended June 30, 2005, we derived approximately 59.4%, 25.7% and 14.9% of our revenue from time-and-materials, cost-plus and fixed-price contracts, respectively. If we acquire other businesses, our contract mix may change.

Each of these types of contracts, to differing degrees, involves the risk that we could underestimate our cost of performance, which may result in a reduced profit or a loss on the contract for us. Under time-and-materials contracts, we are reimbursed for labor at negotiated hourly billing rates and for certain expenses. We assume minimal financial risk on time-and-materials contracts because we only assume the risk of performing those contracts at negotiated hourly rates. Under cost-plus contracts, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. To the extent that the actual costs incurred in performing a cost-plus contract are within the contract ceiling and allowable under the terms of the contract and applicable regulations, we are entitled to reimbursement of our costs, plus a profit. However, if our costs exceed the ceiling or are not allowable under the terms of the contract or applicable regulations, we may not be able to recover those costs. Under fixed-price contracts, we perform specific tasks for a fixed price. Compared to time-and-materials and cost-plus contracts, fixed-price contracts generally offer higher margin opportunities, but involve greater financial risk because we bear the impact of cost overruns. Because we assume the most risk for cost overruns and contingent losses on fixed-price contracts, an increase in the percentage of fixed-price contracts in our contract mix would increase our risk of suffering losses.

Our profits could be adversely affected if our costs under any of these contracts exceed the assumptions we used in bidding for the contract.

Our failure to comply with complex procurement laws and regulations could cause us to lose business and subject us to a variety of penalties.

We must comply with and are affected by laws and regulations relating to the formation, administration and performance of federal government contracts, which affect how we do business with our clients and may impose added costs on us. Among the most significant laws and regulations are:

•	the Federal Acquisition Regulations, and agency regulations supplemental to the Federal Acquisition Regulations, which comprehensively regulate the formation, administration and performance of federal government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;

•	the Cost Accounting Standards and Cost Principles, which impose accounting requirements that govern our right to reimbursement under certain cost-based federal government contracts; and

•	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the export of certain products and technical data.

Moreover, we are subject to industrial security regulations of the Department of Defense and other federal agencies that are designed to safeguard against foreigners’ access to classified information. If we were to come under foreign ownership, control or influence, our federal government clients could terminate or decide not to renew our contracts, and our ability to obtain new contracts could be impaired.

We derive significant revenue from contracts awarded through a competitive procurement process, which may require significant upfront bid and proposal costs that could negatively affect our operating results.

We derive significant revenue from federal government contracts that are awarded through a competitive procurement process. We expect that most of the federal government business we seek in the foreseeable future will be awarded through competitive processes. Competitive procurements impose substantial costs and present a number of risks, including:

•	the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us and could reduce our profitability; and

•	the expense and delay that we may face if our competitors protest or challenge contract awards made to us pursuant to competitive procedures, and the risk that any such protest or challenge could result in the resubmission of offers, or in termination, reduction or modification of the awarded contract, which could result in increased cost and reduced profitability.

In addition, most federal government contract awards are subject to protest by competitors. If specified legal requirements are satisfied, these protests require the federal government agency to suspend the contractor’s performance of the newly awarded contract pending the outcome of the protest. These protests could also result in a requirement to resubmit bids for the contract or in the termination, reduction or modification of the awarded contract.

Unfavorable federal government audit results could subject us to a variety of penalties and sanctions, and could harm our reputation and relationships with our clients and impair our ability to win new contracts.

The federal government, including the Defense Contract Audit Agency (DCAA), audits and reviews our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. The DCAA reviews a contractor’s internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems, and the contractor’s compliance with such policies. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. Adverse findings in a DCAA audit could materially affect our competitive position and result in a substantial adjustment to our revenue and profit.

If a federal government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with federal government agencies. In addition, we could suffer serious harm to our reputation and competitive position if allegations of impropriety were made against us, whether or not true. If our reputation or relationship with federal government agencies were impaired, or if the federal government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenue and operating profit would decline.

Risks Related to This Offering

There is no prior public market for our Class A common stock and our stock price could be volatile and could decline following this offering, resulting in a substantial loss on your investment.

Prior to this offering, there has not been a public market for our Class A common stock. An active trading market for our Class A common stock may never develop or be sustained, which could affect your ability to sell your shares and could depress the market price of your shares. In addition, the initial public offering price has been determined through negotiations between us and the representatives of the underwriters and may bear no relationship to the price at which the common stock will trade upon completion of this offering. The stock market in general has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our Class A common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our Class A common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus and others such as:

•	our operating performance and the performance of other similar companies;

•	changes in our revenue or earnings estimates;

•	changes in recommendations by securities analysts;

•	publication of research reports about us or our industry by securities analysts;

•	speculation in the press or investment community;

•	terrorist acts; and

•	general market conditions, including economic factors unrelated to our performance.

In the past, securities class action litigation has, at times, been instituted against companies following periods of volatility in their stock price. This type of litigation against us could result in substantial costs and divert our management’s attention and resources.

You will experience immediate and substantial dilution.

The initial public offering price per share will significantly exceed the current net tangible book value per share of our stock that was outstanding prior to this offering. As a result, investors purchasing Class A common stock in this offering will experience immediate and substantial dilution. Dilution is the difference between the offering price per share and the pro forma net tangible book value per share of our Class A common stock. In addition, we have issued options to acquire 1,343,386 shares of common stock at a weighted average price of $4.22 per share. The exercise of these stock options will result in further dilution to new investors.

Mr. Narang, our founder, Chairman and CEO, will continue to control the Company after the offering, and his interests may not be aligned with yours.

Upon completion of this offering, Mr. Narang, through his ownership of our Class B common stock, will own or control 92.5% of the combined voting power and 56.8% of the outstanding shares of the common stock. Accordingly, Mr. Narang will control the vote on all matters submitted to a vote of our stockholders. As long as Mr. Narang beneficially owns the majority of the voting power of our common stock, he will have the ability, without the consent of our public stockholders, to elect all members of our board of directors and to control our management and affairs. Mr. Narang’s voting control may have the effect of preventing or discouraging transactions involving a change in control, including proxy contests, tender offers, mergers or other purchases of the capital stock of the Company, regardless of whether a premium is offered over then-current market prices.

A substantial number of shares of our common stock will be eligible for sale by Mr. Narang and other stockholders in the near future, which could cause our common stock price to decline significantly.

A substantial number of shares of our common stock will be eligible for sale by Mr. Narang and other stockholders in the near future. After this offering, Mr. Narang will beneficially own 6,778,946 shares, or approximately 56.8% of our outstanding shares of common stock. If Mr. Narang or other stockholders sell, or the market perceives that they intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our Class A common stock could decline significantly. These sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Immediately after completion of this offering and based on the number of our shares outstanding as of October 4, 2005, we will have 11,928,946 outstanding shares of Class A common stock and Class B common stock, assuming no exercise of outstanding options. Of these shares, 5,150,000 shares sold in this offering will be freely tradable. Approximately 6,778,946 additional shares of Class A common stock will be available for sale in the public market 180 days after the date of this prospectus following the expiration of lock-up agreements entered into by our executive officers and directors, subject to applicable volume restriction and manner of sale requirements imposed on affiliates under Rule 144 of the Securities Act. Legg Mason Wood Walker, Incorporated, on behalf of the underwriters, may release the executive officers, directors and stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sale of shares in the public market. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

FORWARD-LOOKING STATEMENTS

This prospectus, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements. We have attempted to identify forward-looking statements by using such words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” “would” or other similar expressions. These forward-looking statements, which are subject to risks and uncertainties, and assumptions about us, may include, among other things, projections of our future financial performance, our anticipated growth strategies, anticipated trends in our industry, our potential growth opportunities, the effects of future regulations and the effects of competition. These statements are only predictions based on our current expectations and projections about future events. Because these forward-looking statements involve risks and uncertainties, you should be aware that there are important factors that could cause our actual results, level of activity or performance to differ materially from the results, level of activity or performance expressed or implied by these forward-looking statements. Some of these important factors are outlined under “Risk Factors” and elsewhere in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity or performance. We undertake no obligation to update publicly or revise any forward-looking statements. You should not place undue reliance on the forward-looking statements.

RELEVANT INDUSTRY TERMS

We generally perform our services for federal government agencies pursuant to both contracts and task orders. A contract may include specific work requirements for a particular job that is to be performed, or may instead provide a framework that defines the scope and terms under which work may be performed in the future, in which case any task orders that may be issued from time to time under the contract set forth the specific work assignments that are to be performed under the contract. In this prospectus, references to any contract includes the task orders, if any, issued under that contract. Accordingly, information in this prospectus regarding our revenue under government contracts includes revenue we receive under both contracts and task orders. We perform services as a prime contractor under those contracts and task orders that are awarded to us directly by the federal government. We also perform services for the federal government as a subcontractor to other companies that are awarded prime contracts. References in this prospectus regarding our engagements mean specific work that we have contracted to perform as a prime contractor or subcontractor pursuant to both contracts and task orders for a particular client.

Some of our contracts are multiple award contracts. Multiple award contracts are vehicles pursuant to which the federal government may purchase goods or services from several different pre-qualified contractors. Such contracts include government-wide acquisition contracts (GWACs), blanket purchase agreements (BPAs), GSA Schedule 70 and other Indefinite Delivery/Indefinite Quantity (ID/IQ) contracts. GWACs are task-order or delivery-order contracts for goods and services established by one agency for government-wide use. BPAs are a simplified method of filling repetitive needs or services by establishing “charge accounts” with qualified suppliers and eliminating the need for issuing individual purchase, invoice and payment documents. GSA Schedule 70 is a contracting vehicle sponsored by the General Services Administration that is available to all federal government agencies for procuring information technology services and products pursuant to contracts (GSA Schedule 70 Contracts) and task orders (GSA Schedule 70 Task Orders) awarded thereunder. Over 5,000 contractors are currently on the GSA Schedule 70, and the federal government purchased more than $16.8 billion in services and products under the schedule in 2004. Finally, ID/IQs are contracts for goods or services which do not specify a firm quantity and that provide for issuance of orders for the performance of tasks during the contract period. Multiple award contracts typically have a ceiling, which is the maximum amount the government is authorized to spend under the contract over the life of the contract. While the government is permitted to spend up to the ceiling amount, there is no guarantee that it will do so or that any particular pre-qualified contractor will receive awards under the vehicle.

Federal government contracts for our services include three types of pricing: time-and-materials; cost-plus; and fixed-price. Time-and-materials contracts are contracts under which we are reimbursed for labor at fixed hourly rates and generally reimbursed separately for allowable materials, other direct costs and out-of-pocket expenses. Cost-plus contracts are contracts under which we are reimbursed for costs that are determined to be allowable and allocable to the contract and receive a fee, which represents our profit. Cost-plus fixed fee contracts specify the contract fee in dollars. Cost-plus incentive fee and cost-plus award fee contracts provide for increases or decreases in the contract fee, within specified limits, based upon actual results as compared to contractual targets for factors such as cost, quality, schedule and performance. Fixed-price contracts are contracts under which we perform specific tasks for a predetermined price. We have three basic categories of fixed-price contracts: fixed unit price; fixed-price level-of-effort; and fixed-price completion contracts. Fixed unit price is where we receive a fixed price per unit of work delivered, and the unit price is not subject to adjustment. Fixed-price level-of-effort requires the contractor to provide a specified level of effort over a stated period of time, on work that can only be stated in general terms, and the government is to pay a stated fixed amount. Fixed-price completion provides a set price for specific performance that is not subject to any adjustment on the basis on the contractor’s actual cost experience in performing the contract. The majority of our work under fixed-price contracts is fixed-price level-of-effort work.

We define backlog as our estimate of the remaining future revenue from existing signed contracts over the remaining base contract performance period and from the option periods of those contracts, assuming the exercise of all related options. Our backlog does not include any estimate of future potential delivery orders that might be awarded under our GWAC or other multiple award contract vehicles. We define funded backlog as the portion of backlog for which funding currently is appropriated and obligated to us under a contract or other authorization for payment signed by an authorized purchasing agency, less the amount of revenue we have previously recognized. Our funded backlog does not represent the full potential value of our contracts, as Congress often appropriates funds for a particular program or agency on a quarterly or yearly basis, even though the contract may provide for the provision of services over a number of years. We define unfunded backlog as the total backlog less the funded backlog. Unfunded backlog includes values for contract options that have been priced but not yet funded.

USE OF PROCEEDS

We estimate our net proceeds of this offering will be approximately $47.4 million after deducting the estimated expenses related to this offering and the underwriting discounts. We intend to use the net proceeds we receive to pay off all of the principal and accrued interest then outstanding under our credit facility, which includes amounts incurred in connection with our acquisition of SES and for the distribution of previously undistributed S corporation earnings. On June 30, 2005, that amount was $21.8 million, approximately $10.1 million of which was under a term note and $11.7 million of which was under a line of credit. In July 2005, the credit facility was amended to allow for a new time loan under which we borrowed $15 million and an additional $3 million under our line of credit, for distribution of previously undistributed S corporation earnings. Our term note and line of credit mature on December 31, 2006, and accrue interest based on LIBOR plus an applicable margin. The time loan will be due in January 2006, or upon receipt of proceeds from this offering, whichever occurs first. As of June 30, 2005, interest on our term note and line of credit was based on LIBOR plus 2.7% and 2.2%, respectively. Both margins are based on the ratio of our funded indebtedness to our adjusted earnings. The weighted average interest rate applicable to all borrowings under our credit facility was approximately 5.5% on June 30, 2005. The interest rate on the time loan is LIBOR plus 45 basis points. After the repayment of the line of credit, we may re-incur debt under the revolving note.

We may use some or all of the remaining net proceeds from this offering for working capital and general corporate purposes, including all or a portion of the costs of any acquisitions we decide to pursue in the future. We have no present commitments, agreements or understandings to acquire any business. Pending final use, we may invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities or guaranteed obligations of the United States or its agencies.

We will not receive any of the proceeds from sale of Class A common stock by the selling stockholders.

DIVIDEND POLICY

We currently intend to retain all future earnings, if any, for use in the operation, development and expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend on then-existing conditions, business prospects and any other factors our board of directors deems relevant. Our existing credit facility prohibits us from paying a dividend if, after it is paid, we will be in default under our credit agreement. In addition, the terms of any future credit agreement may prevent us from paying any dividends or making any distributions or payments with respect to our capital stock.

All of our assets consist of the stock of our subsidiary. We will need to rely upon dividends and other payments from our subsidiary to generate the funds necessary to make dividend payments, if any, on our Class A common stock. However, our subsidiary is legally distinct from us and has no obligation to pay amounts to us. The ability of our subsidiary to make dividend and other payments to us is subject to, among other things, the availability of funds, the terms of our subsidiary’s indebtedness and applicable state laws.

S CORPORATION STATUS

Since the incorporation of our subsidiary in 1989, we have been treated for federal and certain state income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code and comparable state laws. As a result, our earnings have been taxed for federal and, in the case of certain states, state income tax purposes directly to our stockholders rather than to us. In connection with this offering, we will revoke our status as an S corporation and thereafter be taxed as a C corporation. As a result of the revocation of our S corporation status, we will record a net deferred tax asset and corresponding income tax benefit effective upon the revocation date. The total amount of the net deferred tax assets would have been approximately $2.8 million if the revocation date had been June 30, 2005.

In connection with the revocation of our S corporation tax status, we will make a distribution to our existing stockholders representing undistributed S corporation earnings. The actual amount, which we estimate to be approximately $5 million, will be determined after giving effect to our operating results through the revocation date with the filing of the final S corporation tax return. We will also enter into a tax indemnification agreement with the existing stockholders. Although we believe that we have met the requirements for an S corporation, the agreement provides for, among other things, the existing stockholders to indemnify us for any additional federal and state income taxes, including interest and penalties, incurred by us if for any reason we are deemed to be a C corporation during any period in which we reported our taxable income as an S corporation. The tax indemnification obligation of our existing stockholders is limited to the aggregate amount of all distributions made to them by us to pay taxes during any time that we were reporting our taxable income as an S corporation but are deemed to be a C corporation. The agreement also provides for payments by our existing stockholders to us and by us to our existing stockholders to adjust for any increases or decreases in tax liability arising from a tax audit that affects our tax liability and results in a corresponding adjustment to the tax liability of our existing stockholders. The amount of any payment cannot exceed the amount of refund received by us or our existing stockholders attributable to the adjustment in tax liability.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2005:

•	on an actual basis;

•	on a pro forma basis to reflect the S corporation distributions made in July 2005, the borrowings to fund the distributions and the estimated net deferred tax assets recorded in connection with our conversion to a C corporation; and

•	on a pro forma as adjusted basis to reflect the pro forma adjustments noted above, our sale of 4,800,000 shares of Class A common stock at an assumed initial public offering price of $11.00 per share, after deducting underwriting discounts, commissions and the estimated offering expenses payable by us, the exercise of options by the selling stockholders for 350,000 shares of Class A common stock and the repayment of approximately $40.3 million of short and long-term debt.

This table excludes:

•	1,343,386 shares of common stock subject to issuance upon the exercise of options we have granted under our 2005 Performance Incentive Plan at a weighted average exercise price of $ 4.22 per share; and

•	1,464,509 shares of common stock reserved for issuance under our 2005 Performance Incentive Plan, plus annual increases in the number of shares that will be reserved for issuance under our 2005 Performance Incentive Plan.

You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2005
	Actual	Pro forma	Pro forma as adjusted
	(in thousands except share and per share data)
	(unaudited)
Cash and cash equivalents	$13	$13	$7,121

Short-term debt, including current portion of long-term debt	$14,792	$32,792	$—
Long-term debt, net of current portion	7,534	7,534	—
Stockholders’ equity:
Class A common stock, $.019 par value; 37,500,000 shares authorized and 478,946 shares issued and outstanding, actual and pro forma; 37,500,000 shares authorized and 5,628,946 shares issued and outstanding, pro forma as adjusted	9	9	100
Class B common stock, $.019 par value; 12,500,000 shares authorized and 6,300,000 shares issued and outstanding, actual, pro forma and pro forma as adjusted	120	120	120
Paid in capital	5,423	5,423	52,766
Deferred stock-based compensation	(2,235)	(2,235)	(1,031)
Retained earnings (deficit)	14,784	(449)	(1,653)

Total stockholders’ equity	18,101	2,868	50,302

Total capitalization	$40,427	$43,194	$50,302

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the adjusted net tangible book value per share of our common stock immediately after this offering.

The net tangible book value of our common stock on a pro forma basis as of June 30, 2005 was approximately $(16.4) million, or approximately $(2.42) per share. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the number of shares of common stock outstanding.

After giving effect to the issuance and sale of the shares of the Class A common stock offered by us and after deducting the underwriting discount and commissions and estimated offering expenses payable by us, the application of the net proceeds and the exercise of stock options by the selling stockholders, our as adjusted net tangible book value after this offering would have been approximately $31.0 million, or approximately $2.60 per share. This represents an immediate increase in net tangible book value of approximately $5.02 per share to existing stockholders and an immediate dilution of approximately $8.40 per share to new investors purchasing shares in this offering. If the initial public offering price is higher or lower, the dilution to the new investors will be more or less, respectively. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$11.00
Pro forma net tangible book value per share at June 30, 2005	$(2.42)
Increase in net tangible book value per share attributable to new investors	5.02

As adjusted net tangible book value per share after this offering		2.60

Dilution per share to new investors		$8.40

The following table summarizes, as of June 30, 2005, the total number of shares of common stock purchased from us, the value of the total consideration paid to us, or attributed to the shares purchased, and the average price per share paid to us, or attributed to the shares purchased, by the existing stockholders and by the investors purchasing shares of Class A common stock from us in this offering. The calculation below is based on an assumed initial public offering price of $11.00 per share.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	6,778,946	56.8%	$128,800	0.24%	$0.02
Optionholders(a)	350,000	2.9	6,650	0.01	0.02
New investors	4,800,000	40.3	52,800,000	99.75	11.00

Total	11,928,946	100.00%	$52,935,450	100.00%	$4.44

(a)	In connection with this offering, options to purchase 350,000 shares of Class A common stock will be exercised by the selling stockholders, of which 130,948 were granted to Linda J. Allan, one of our executive vice presidents. The aggregate exercise price for such shares is $2,488, and such shares have a value of $1.4 million at the assumed public offering price.

The discussion and table above assume no other exercise of stock options and therefore excludes 1,343,386 shares of common stock at a weighted average exercise price of $4.22 per share that will be subject to issuance upon exercise of the options under our 2005 Performance Incentive Plan of which 619,052 shares are vested and exercisable as of the offering date by certain officers and directors, for a total consideration of $77,012, with a value of $6.8 million, at the assumed public offering price of $11.00.

If the underwriters exercise in full their option to purchase additional shares of our Class A common stock from us at the initial public offering price less the underwriters’ discount, the percentage of shares held by existing stockholders will decrease to 53.4% of the total shares outstanding, and the number of shares held by new investors will increase to 5,572,500, or 43.9% of the total shares outstanding.

SELECTED CONSOLIDATED FINANCIAL DATA

The tables below set forth the selected consolidated financial data for each of the years in the five-year period ended December 31, 2004 and for the six months ended June 30, 2004 and 2005. We derived the selected consolidated financial data as of June 30, 2004 and 2005 and for the periods then ended from our unaudited consolidated financial statements. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements. Our results of operations for the six months ended June 30, 2005 are not necessarily indicative of our operating results for 2005 or any other future period. Prospective investors should read this selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year ended December 31,					Six months ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(audited)					(unaudited)
	(in thousands, except per share data)
Statements of Operations Data:
Revenue	$112,049	$119,100	$138,165	$136,421	$171,253	$81,227	$93,875

Operating costs and expenses:
Cost of revenue (1)	95,428	100,017	115,728	113,521	144,146	68,229	79,671
General and administrative expenses (2)	9,513	9,632	12,166	14,524	16,363	8,037	7,239
Depreciation and amortization	1,115	1,296	1,600	1,576	1,741	886	801
Amortization of intangible assets	189	189	20	16	1,252	616	539

Total operating costs and expenses	106,245	111,134	129,514	129,637	163,502	77,768	88,250

Operating income	5,804	7,966	8,651	6,784	7,751	3,459	5,625

Interest income	130	270	21	15	26	6	26
Interest expense	(1,376)	(1,551)	(826)	(439)	(1,373)	(721)	(768)

Income before income taxes	4,558	6,685	7,846	6,360	6,404	2,744	4,883
Provision for income taxes (3)	330	302	242	262	276	118	220

Net income	$4,228	$6,383	$7,604	$6,098	$6,128	$2,626	$4,663

Earnings per share:
Basic			$1.12	$0.90	$0.90	$0.39	$0.69
Diluted			$1.03	$0.83	$0.82	$0.36	$0.62
Weighted average shares:
Basic			6,779	6,779	6,779	6,779	6,779
Diluted			7,350	7,347	7,443	7,351	7,571

Unaudited pro forma net income:
Income before taxes			$7,846	$6,360	$6,404	$2,744	$4,883
Pro forma provision for income taxes (3)			3,044	2,448	2,595	1,112	1,939

Pro forma net income			$4,802	$3,912	$3,809	$1,632	$2,944

Pro forma earnings per share:
Basic			$0.71	$0.58	$0.56	$0.24	$0.43
Diluted			$0.67	$0.55	$0.53	$0.23	$0.41
Pro forma weighted average shares:
Basic			6,779	6,779	6,779	6,779	6,779
Diluted			7,140	7,143	7,158	7,134	7,228

	As of December 31,					As of June 30, 2005
	2000	2001	2002	2003	2004	Actual	Pro forma(4)
	(audited)					(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$842	$744	$316	$1,340	$40	$13	$13
Net working capital	2,104	3,189	6,539	2,492	4,653	3,303	(12,267)
Total assets	39,497	41,834	36,681	61,992	64,170	66,330	69,097
Total debt, including current portion	17,824	16,565	12,129	29,343	24,503	22,326	40,326
Total stockholders’ equity	9,122	10,354	9,877	12,216	16,043	18,101	2,868

(footnotes on following page)

(1)	Cost of revenue includes stock-based compensation expense of approximately $0, $0, $0, $175,000 and $116,000 for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, respectively, and approximately $59,000 and $58,000 for the six months ended June 30, 2004 and 2005, respectively.
(2)	General and administrative expenses include stock-based compensation expense of approximately $171,000, $0, $0, $113,000 and $1,063,000 for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, respectively, and approximately $50,000 and $315,000 for the six months ended June 30, 2004 and 2005, respectively.
(3)	For comparative purposes, we have included a pro forma provision for income taxes assuming we had been taxed as a C corporation in all periods when our S corporation election was in effect.
(4)	Pro forma balance sheet data reflects: (a) additional borrowings of $3 million under our line of credit and $15 million under our six-month time loan; (b) the distribution of $18 million to our stockholders for previously undistributed S corporation earnings; and (c) the establishment of estimated net deferred tax assets totaling approximately $2.8 million recorded in connection with our conversion to a C corporation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Consolidated Financial Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to our actual results differing materially from those anticipated include, but are not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus. See “Relevant Industry Terms” for a more complete definition of industry terms used herein.

Overview

We are a provider of information technology services and solutions to federal government agencies. We focus on designing, implementing, maintaining and upgrading secure IT systems and networks. Our technology and industry expertise enables us to provide a full spectrum of services and solutions that assist our clients in achieving their program goals. We deliver a wide range of complex services and solutions by leveraging our skills across four core service offerings:

•	network engineering;

•	information assurance;

•	systems development and integration; and

•	enterprise systems management.

We generate substantially all of our revenue from federal government contracts. We report operating results and financial data as one operating segment. Funding for our contracts and task orders is generally linked to trends in federal government spending by defense, intelligence and federal civilian agencies. For the six months ended June 30, 2005, we received approximately 73.0% of our revenue from services and solutions we provided to the Department of Defense and intelligence agencies, 26.5% of our revenue from federal civilian agencies and less than 1.0% of our revenue from commercial and state and local entities. For the same six month period ended June 30, 2004, we received approximately 68.1% of our revenue from services and solutions we provided to the Department of Defense and intelligence agencies, 31.4% of our revenue from federal civilian agencies and less than 1.0% of our revenue from commercial and state and local entities. The following table shows our revenue from the client groups listed as a percentage of total revenue.

	Year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
Department of Defense and intelligence agencies	62.1%	61.5%	69.9%	68.1%	73.0%
Federal civilian agencies	36.9	37.8	29.6	31.4	26.5
Commercial and state & local entities	1.0	0.7	0.5	0.5	0.5

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

We believe that our contract base is well diversified. As of June 30, 2005, we had approximately 80 active contracts and 155 task orders. Our largest engagement is with the U.S. Transportation Command (USTRANSCOM), which has been a client of ours since 1992. This engagement generated approximately 8.0% of our revenue for the six months ended June 30, 2005 and approximately 8.6% of our revenue for the six months ended June 30, 2004. In June 2004, USTRANSCOM awarded us two new seven-year task orders, with a total value of approximately $117 million. The value of the task orders has subsequently been increased to $130 million, assuming all options are exercised, which the government is not obligated to do. Each of the USTRANSCOM task orders has a four-month base period and seven option periods. The first six option periods are one-year each, and the seventh option period is eight months, for a total of seven years. Each option period has been priced and has a value associated with it. As of October 1, 2005, USTRANSCOM has exercised the first two options on each of these task orders for a total value of $41 million.

As of June 30, 2005, our total contract backlog was approximately $525 million of which approximately $63 million was funded. We define backlog as our estimate of the remaining future revenue from existing signed contracts over the remaining base contract performance period and from the option periods of those contracts, assuming the exercise of all related options. Our backlog does not include any estimate of future potential delivery orders that might be awarded under our GWAC or other multiple award contract vehicles. We define funded backlog as the portion of backlog for which funding currently is appropriated and obligated to us under a contract or other authorization for payment signed by an authorized purchasing agency, less the amount of revenue we have previously recognized. Our funded backlog does not represent the full potential value of our contracts, as Congress often appropriates funds for a particular program or agency on a quarterly or yearly basis, even though the contract may provide for the provision of services over a number of years. We define unfunded backlog as the total backlog less the funded backlog. Unfunded backlog includes values for contract options that have been priced but not yet funded.

We intend to expand our revenue by pursuing opportunities under our GWAC vehicles. As we secure more work under these vehicles, we expect to hire additional employees and to require an increasing level of support from subcontractors that provide complementary and supplementary services to our offerings. Depending on labor market conditions, we may not be able to identify, hire and retain a sufficient number of qualified employees to perform the task orders we expect to win. In such cases, we will need to rely on subcontracts with unrelated companies. Moreover, even in favorable labor market conditions, we anticipate entering into more subcontracts in the future as we expand our work under our GWACs. The additional use of subcontractors may increase our risk of non-performance under our GWACs because we will not exercise control over such subcontractors’ day to day operations. A material failure by a subcontractor on a particular engagement could impact our client relationships, making it more difficult for us to win additional task orders from that client, as well as other potential clients. Further, as we grow our business, we expect the possibility of technical failures and lawsuits against us for intellectual property infringement to increase.

We do not expect the effects of these trends to have a material impact on the results of our operations, working capital requirements or liquidity.

On December 23, 2003, we acquired Scientific & Engineering Solutions, Inc. (SES), a provider of information assurance, software engineering and knowledge and enterprise management solutions to agencies within the intelligence community. The acquisition of SES strengthened our presence in the intelligence sector, enabling us to bid and win larger contracts with new and existing clients. The total consideration paid, including closing indebtedness and acquisition costs, was $22.3 million, of which a total of $2.9 million was paid during 2004 and 2005 as a result of certain contract transfers. The transaction was accounted for in accordance with SFAS No. 141, Business Combinations, whereby the net tangible and identifiable intangible assets acquired and liabilities assumed were recognized at their estimated fair market values at the date of acquisition.

Our federal government contracts are subject to audits by the Defense Contract Audit Agency (DCAA). Our DCAA audits have been completed through 2001. The DCAA audits for SES have been completed through 2002. We do not anticipate any material impact to our financial results with respect to periods in which audits have not been completed.

Revenue

Substantially all of our revenue is derived from services and solutions provided to the federal government, primarily by our employees and, to a lesser extent, our subcontractors. In some cases, our revenue includes third-party hardware and software that we purchase and integrate as a part of our overall solutions. The level of hardware and software purchases we make for clients may vary from period to period depending on specific contract and client requirements. Since we earn higher profits from labor services that our employees provide compared with subcontracted efforts and other reimbursable items such as hardware and software purchases for clients, we seek to optimize our labor services on all of our engagements.

Contract Types

Our services and solutions are provided under three types of contracts: time-and-materials; cost-plus; and fixed-price. Our contract mix varies from year to year due to numerous factors including our business strategies and federal government procurement objectives. The following table shows our revenue from each of these types of contracts as a percentage of our total revenue for the periods shown.

	Year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
Time-and-materials	60.5%	59.2%	58.8%	60.5%	59.4%
Cost-plus	28.4	28.5	28.4	26.9	25.7
Fixed-price	11.1	12.3	12.8	12.6	14.9

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Time-and-materials contracts. Under time-and-materials contracts, we are reimbursed for labor at fixed hourly rates and generally reimbursed separately for allowable materials, other direct costs and out-of-pocket expenses. Our actual labor costs may vary from the negotiated hourly rates if, in a constricted labor market, we need to hire additional employees at higher wages or increase the compensation paid to existing employees, or in a weak labor market, we are able to hire employees at lower than expected rates. To date, we have not experienced any material variations in the negotiated hourly rates on our time-and-material contracts and our actual labor costs in connection with those contracts. To the extent that our actual labor costs under a time-and-materials contract vary significantly from the negotiated hourly rates, we can generate more or less than the targeted amount of profit.

Cost-plus contracts. Under cost-plus contracts, we are reimbursed for costs that are determined to be allowable and allocable to the contract and receive a fee, which represents our profit. Cost-plus fixed fee contracts specify the contract fee in dollars. Cost-plus incentive fee and cost-plus award fee contracts provide for increases or decreases in the contract fee, within specified limits, based upon actual results as compared to contractual targets for factors such as cost, quality, schedule and performance.

Fixed-price contracts. Under fixed-price contracts, we perform specific tasks for a predetermined price. We have three basic categories of fixed-price contracts: fixed unit price; fixed-price level-of-effort; and fixed-price completion contracts. See “Relevant Industry Terms” for a more complete definition of industry terms used herein. Compared to time-and-materials and cost-plus contracts, fixed-price contracts generally offer higher profit margin opportunities but involve greater financial risk because we bear the impact of potential cost overruns in return for the full benefit of any cost savings. The majority of our work under fixed-price contracts is fixed-price level-of-effort work, which has a lower risk than fixed-price completion contracts, such as software development.

Operating Expenses

Cost of Revenue

Cost of revenue primarily includes direct costs incurred to provide our services and solutions to clients. The most significant portion of these costs is salaries and wages, plus associated fringe benefits including stock-based compensation, of our employees directly serving clients, in addition to the related management, facilities and infrastructure costs. Cost of revenue also includes the costs of subcontractors and outside consultants, third-party materials, such as hardware or software that we purchase and provide to the client as part of an integrated solution, and any other related direct costs, such as travel expenses. Since we earn higher profits on our own labor services, we expect the ratio of cost of revenue as a percent of revenue to decline when our labor services mix increases relative to subcontracted labor or third-party material. Conversely, as subcontracted labor or third-party material purchases for clients increase relative to our own labor services, we expect the ratio of cost of revenue as a percent of revenue to increase. Changes in the mix of services and equipment provided under our contracts can result in variability in our contract margins. In addition, as we continue to bid and win larger contracts, our own labor services component could decrease. This is because the larger contracts typically are broader in scope and require more diverse capabilities resulting in more subcontracted labor and the potential for more third-party hardware and software purchases. While these factors could lead to a higher ratio of cost of revenue as a percent of revenue, the economics of these larger jobs are nonetheless generally favorable because they increase income, broaden our revenue base and have a favorable return on invested capital.

General and Administrative Expenses

General and administrative expenses include the salaries and wages, plus associated fringe benefits including stock-based compensation, of our employees not performing work directly for clients. Among the functions covered by these costs are facilities, corporate business development, bid and proposal, contracts administration, finance and accounting, legal, corporate governance, and executive and senior management.

Depreciation and Amortization

Depreciation and amortization includes the depreciation of computers, furniture and other equipment, the amortization of third party software we use internally, and leasehold improvements.

Amortization of Intangible Assets

Amortization of intangible assets includes the amortization of identifiable intangible assets over their estimated useful lives. Non-compete agreements are generally amortized straight-line over the term of the agreement, while contracts and related client relationships are amortized proportionately against the acquired backlog.

Interest Expense

Interest expense is primarily related to interest expense incurred or accrued under our outstanding borrowings and notes payable and, to a lesser extent, our interest rate swap agreement, deferred financing charges and interest on capital leases.

Provision for Income Taxes

Under our S corporation election, all items of income and expense were “passed through” and taxed at the stockholder level. As a result, we were not required to record a provision for federal income taxes. However, we have recorded a provision for state income taxes for those states that do not recognize the S corporation status. For the periods ended on the dates indicated below, after giving effect to the revocation of our S corporation status, we estimate our effective income tax rate would have been approximately 38.8%, 38.5% and 40.5% for the years ended 2002, 2003 and 2004, respectively and an estimated 39.7% for the six months ended June 30, 2005.

Results of Operations

The following table sets forth certain items from our consolidated statements of operations as a percentage of revenue for the periods indicated.

	Year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Operating costs and expenses:
Cost of revenue	83.7	83.2	84.2	83.9	84.9
General and administrative expenses	8.8	10.6	9.6	9.9	7.7
Depreciation and amortization	1.2	1.2	1.0	1.1	0.8
Amortization of intangible assets	0.0	0.0	0.7	0.8	0.6

Total operating costs and expenses	93.7	95.0	95.5	95.7	94.0

Operating income	6.3	5.0	4.5	4.3	6.0

Interest income	0.0	0.0	0.0	0.0	0.0
Interest expense	(0.6)	(0.3)	(0.8)	(0.9)	(0.8)

Income before taxes	5.7	4.7	3.7	3.4	5.2
Provision for income taxes(1)	0.2	0.2	0.1	0.2	0.2

Net income	5.5%	4.5%	3.6%	3.2%	5.0%

(1)	Provision for income taxes only reflects taxes paid as an S corporation. See “S Corporation Status.”

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

Revenue: Revenue for the six months ended June 30, 2005 was $93.9 million, compared to $81.2 million for the six months ended June 30, 2004, representing an increase of $12.7 million, or 15.6%. The increase is primarily due to approximately $11.9 million in revenue from new contract awards, including a five-year task order with an estimated value of $63.7 million with the U.S. Army’s Program Executive Office for Simulation, Training and Instrumentation (PEO STRI). In addition, the increase in revenue was also due to approximately $6.2 million from growth on existing contracts and approximately $0.5 million from higher award fees from cost-plus contracts. These increases were partially offset by reductions of approximately $4.0 million in work we performed for the Department of Energy (DOE) and U.S. Navy on a subcontracted basis.

Cost of revenue: Cost of revenue for the six months ended June 30, 2005 was $79.6 million, or 84.9% of revenue, compared to $68.2 million, or 83.9%, for the six months ended June 30, 2004. The increase in cost of revenue was primarily due to approximately $7.8 million of higher subcontractor costs. To a lesser extent, the increase was driven by approximately $2.4 million of direct contract costs in support of new and expanded task orders and contracts and the reallocation of approximately $0.9 million of expenses associated with the reorganization of our business development efforts. The increase in cost of revenue as a percent of revenue was primarily due to the increased use of subcontractors and increased levels of hardware and equipment acquired on behalf of our clients.

General and administrative expenses: General and administrative expenses for the six months ended June 30, 2005 were $7.2 million, or 7.7% of revenue, compared to $8.0 million, or 9.9%, for the six months ended June 30, 2004. The decrease in general and administrative expenses is due to the reallocation of approximately $0.9 million of expenses associated with the reorganization of our business development efforts and approximately $1.3 million reduction in accounting costs after the integration of SES. These decreases were offset, to some extent, by approximately $0.4 million increases in audit and consulting fees associated with corporate governance and approximately $0.8 million for expenses associated with the hiring of additional executive management.

Depreciation and amortization: Depreciation and amortization for the six months ended June 30, 2005 was approximately $0.8 million, compared to approximately $0.9 million for the six months ended June 30, 2004. The decrease in depreciation and amortization was primarily due to certain computer and equipment assets being fully depreciated during 2005.

Amortization of intangible assets: Amortization of intangible assets for the six months ended June 30, 2005 was approximately $0.5 million, compared to approximately $0.6 million for the six months ended June 30, 2004. The decrease was primarily due to decreasing amortization on the contracts and client relationship intangible asset recorded in connection with the SES acquisition, which is being amortized proportionately against the acquired backlog over five years.

Operating income: For the six months ended June 30, 2005, operating income was $5.6 million, or 6.0% of revenue, compared to $3.5 million, or 4.3%, for the six months ended June 30, 2004. Operating income, as a percent of revenue, increased primarily due to lower general and administrative expenses and the recognition of revenue from award fees upon notification of award. Award fees on cost-plus contracts are in addition to the reimbursement of allowable costs and, therefore, have no additional expense associated with them.

Interest expense: For the six months ended June 30, 2005, interest expense was $0.8 million, compared to $0.7 million for the six months ended June 30, 2004. The increase in interest expense was due to a higher average interest rate on borrowings, which was partially offset by decreased borrowing under our line of credit and term note.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue: Revenue for the year ended December 31, 2004 was $171.3 million, compared to $136.4 million for the year ended December 31, 2003, representing an increase of $34.9 million, or 25.6%. The increase in revenue was primarily due to approximately $22.4 million which we assumed as a result of the 2003 SES acquisition, $9.8 million in new contract awards and $18.5 million in contract growth under existing contracts and task orders. New contract awards included the U.S. Army’s PEO STRI contract, various task orders under the U.S. Army’s ITES GWAC and an award for the U.S. Air Force’s Aircraft Maintenance Intuitive Troubleshooting (AMIT) program. The additional revenue on these and other contracts was partially offset by a decrease in revenue of approximately $7.3 million from expired contracts and $9.7 million funding reductions under existing contracts.

Cost of revenue: Cost of revenue for the year ended December 31, 2004 was $144.0 million, or 84.2% of revenue, compared to $113.5 million, or 83.2%, for the year ended December 31, 2003. The increase was due to approximately $19.6 million in additional labor and related overhead costs and approximately $11.1 million in additional subcontract costs. The increase in cost of revenue as a percent of revenue was primarily due to the increased use of subcontractors and increased levels of hardware and equipment acquired on behalf of our clients.

General and administrative expenses: General and administrative expenses for the year ended December 31, 2004 were $16.4 million, or 9.6% of revenue, compared to $14.5 million, or 10.6%, for the year ended December 31, 2003. The increase in general and administrative expenses was due to approximately $0.7 million for the addition of senior executives to support corporate growth and approximately $3.0 million for the full-year inclusion of general and administrative functions associated with SES. In addition, general and administrative expenses increased due to $0.9 million in stock compensation expense resulting from the issuance of non-qualified stock options to senior executives. These increases were offset, in part, by a reduction and reallocation of approximately $2.8 million due to reorganization of our business development efforts. General and administrative expenses as a percent of revenue declined as we leveraged our corporate infrastructure expenses over a larger revenue base.

Depreciation and amortization: Depreciation and amortization for the year ended December 31, 2004 was $1.7 million, compared to $1.6 million for the year ended December 31, 2003. The increase in depreciation and amortization was primarily due to increased amortization of leasehold improvements.

Amortization of intangible assets: Amortization of intangible assets for the year ended December 31, 2004 was $1.3 million, compared to $16,000 for the year ended December 31, 2003. The increase was the result of the full-year amortization of intangible assets recorded in connection with the acquisition of SES.

Operating income: For the year ended December 31, 2004, operating income was $7.8 million, or 4.5% of revenue, compared to $6.8 million, or 5.0%, for the year ended December 31, 2003. Operating income, as a percent of revenue, decreased primarily due to an increase in cost of revenue, amortization of intangible assets and stock compensation expense, which was partially offset by a decrease in general and administrative expenses as a percent of revenue.

Interest expense: For the year ended December 31, 2004, interest expense was $1.4 million, compared to $0.4 million for the year ended December 31, 2003. The increase in interest expense was due to increased borrowing under our line of credit, a new term note used to finance the acquisition of SES and rising interest rates.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenue: Revenue for the year ended December 31, 2003 was $136.4 million, compared to $138.2 million for the year ended December 31, 2002, representing a decrease of $1.8 million, or 1.3%. The decrease was due to approximately $11.7 million in contract work reductions and a reduction in revenue of approximately $8.3 million from the expiration of small business prime contracts for which we were not eligible to bid as a prime contractor and were able to retain only a portion of the work as a subcontractor on some of these contracts. This decrease was partially offset by approximately $4.9 million additional revenue from new contracts awarded, including the National Nuclear Security Administration’s (NNSA) Nevada contract and the Defense Logistics Agency’s Applications Support Team (DLA AST) contract, and approximately $11.5 million in revenue growth on existing contracts.

Cost of revenue: Cost of revenue for the year ended December 31, 2003 was $113.5 million, or 83.2% of revenue, compared to of $115.7 million, or 83.7%, for the year ended December 31, 2002. The decrease in cost of revenue was primarily due to a decrease of approximately $4.0 million in the use of subcontractor labor which was partially offset by a $1.7 million increase in direct labor. The decrease in cost of revenue as a percent of revenue was primarily due to this increased use of our direct labor, which typically generates higher margins, and the decreased use of subcontractor labor.

General and administrative expenses: General and administrative expenses for the year ended December 31, 2003 were $14.5 million, or 10.6% of revenue, compared to $12.2 million, or 8.8%, for the year ended December 31, 2002. The increase in general and administrative expenses was due to investments in corporate infrastructure to support our anticipated future growth, including approximately $1.8 million for an expansion of the business development and marketing staff, and approximately $0.2 million of increased legal expenses.

Depreciation and amortization: Depreciation and amortization for the years ended December 31, 2003 and 2002 was $1.6 million.

Amortization of intangible assets: Amortization of intangible assets for the year ended December 31, 2003 was $16,000 due to the partial-year amortization of intangible assets recorded in connection with the acquisition of SES. The amortization of intangible assets for the year ended December 31, 2002 was $20,000 due to the final amortization of a copyright.

Stock compensation expense: Stock compensation expense for the year ended December 31, 2003 was $0.3 million. We recorded no stock compensation expense for the year ended December 31, 2002. The increase was due to the issuance of non-qualified stock options to senior executives.

Operating income: For the year ended December 31, 2003, operating income was $6.8 million, or 5.0% of revenue, compared to $8.7 million, or 6.3%, for the year ended December 31, 2002. Operating income, as a percent of revenue, decreased primarily due to the decrease in revenue and the increase in general and administrative expenses, which were partially offset by a decrease in cost of revenue.

Interest expense: For the year ended December 31, 2003, interest expense was $0.4 million, compared to $0.8 million for the year ended December 31, 2002. The decrease was due to reduced borrowing under our line of credit and declining interest rates during 2003 as compared to 2002.

Effects of Inflation

We generally have been able to price our contracts in a manner to accommodate the rates of inflation experienced in recent years. In 2004, we conducted approximately 58.8% of our business under time-and-materials contracts, where labor rates are usually adjusted annually by predetermined escalation factors. Also in 2004, we conducted approximately 28.4% of our business under cost-plus contracts, which automatically adjust for changes in cost. We conducted the remaining 12.8% of our business under fixed-price contracts, in which we include a predetermined escalation factor and for which we generally have not been adversely affected by inflation.

Liquidity and Capital Resources

Our primary liquidity needs are for financing working capital, investing in capital expenditures and making selective strategic acquisitions. Historically, we have relied primarily on our cash flow from operations and borrowings under our credit facility to provide the capital for our liquidity needs. We expect the combination of cash flow from operations and the available borrowing capacity on our credit facility to continue to meet our normal working capital and capital expenditure requirements for at least the next twelve months. As part of our growth strategy, we may pursue acquisitions that could require us to raise additional external capital.

Cash and net working capital: The following table sets forth our cash and net working capital (current assets less current liabilities) balances as of June 30, 2005 and December 31, 2004 and 2003, respectively.

	As of December 31,		As of June 30, 2005
	2003	2004
	(in thousands)
Cash and cash equivalents	$1,340	$40	$13
Net working capital	2,492	4,653	3,303

We consider cash on deposit and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. We maintain minimal cash balances and have substantially all available cash credited against our borrowings under our line of credit. Net working capital decreased by $1.3 million for the six months ended June 30, 2005 and increased by $2.2 million for the year ended December 31, 2004. The decrease for the six months ended June 30, 2005 was primarily due to a $1.1 million increase in accrued salaries and benefits and a $1.1 million increase in accounts payable, primarily offset by a $0.7 million decrease in borrowings under our line of credit. The increase in net working capital for the year ended December 31, 2004 was primarily due to an increase in operating cash flow which reduced our line of credit balance by $2.5 million. This reduction was partially offset by a slightly larger increase in accounts payable and accrued expenses than in accounts receivable. Accounts receivable did not grow as much as accounts payable and accrued expenses primarily due to our improved invoicing and collection efforts that reduced our days sales outstanding.

Cash flow: The following table sets forth our sources and uses of cash for the six months ended June 30, 2005 and 2004, and the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
	(audited)			(unaudited)
	(in thousands)
Net cash provided by operating activities	$9,946	$12,353	$9,232	$3,326	$8,193
Net cash provided by (used in) investing activities	2,594	(24,497)	(2,212)	(585)	(3,066)
Net cash (used in) provided by financing activities	(12,968)	13,168	(8,320)	(3,133)	(5,154)

Net (decrease) increase in cash	$(428)	$1,024	$(1,300)	$(392)	$(27)

Our operating cash flow is primarily affected by the overall profitability of our contracts, our ability to invoice and collect from our clients in a timely manner, and our ability to manage our vendor payments. We bill most of our clients and prime contractors monthly after services are rendered. Improving our invoicing and collection procedures remains a top priority in order to increase cash flow from operations. The increase in cash provided by operating activities for the six months ended June 30, 2005 compared to the six months ended June 30, 2004 was primarily due to increased profitability and a decrease in accounts receivable due to improved collections. The $3.1 million decrease in net cash provided by operating activities for the year ended December 31, 2004 was caused primarily by a $5.3 million increase in accounts receivable compared to a $3.7 million decrease in accounts receivable for the year ended December 31, 2003. This increase was caused by growth in our business, yet reflects our improved invoicing and collection efforts. The increase in accounts receivable was partially offset by an increase of $0.9 million in stock compensation expense related to the issuance of non-qualified stock options to senior executives in 2004.

Our cash flow used in investing activities consists primarily of capital expenditures and acquisitions. Our increase in cash used in investing activities for the six months ended June 30, 2005 compared to the six months ended June 30, 2004 was primarily due to capital expenditures and final SES acquisition payments. The $2.2 million in cash used for investing activities for the year ended December 31, 2004 was primarily due to $1.0 million in capital expenditures and $1.2 million in additional payments related to the SES acquisition. The $24.5 million in cash used for investing activities for the year ended December 31, 2003 was primarily due to $19.2 million in cash used to acquire SES in December 2003 and capital expenditures of $5.3 million. The increased capital expenditures in 2003 were primarily due to the relocation of our headquarters and the leasehold improvements and other fixed asset additions associated with that relocation.

Our cash flow provided by financing activities consists primarily of proceeds from and payments on our line of credit and term note, and distributions to our stockholders. Our increase in cash provided by financing activities for the six months ended June 30, 2005 compared to the six months ended June 30, 2004 was primarily due to payments on our line of credit and term loan and stockholder distributions. For the year ended December 31, 2004, cash flow used in financing activities included $2.6 million in scheduled amortization payments on the term note, payments of $2.5 million on the line of credit and distributions to stockholders of $3.5 million, partially offset by a $0.2 million increase in capital lease obligations. The $13.2 million provided by financing activities for the year ended December 31, 2003 was primarily due to increased borrowing under our line of credit and a $14.0 million term note. Borrowings under the line of credit and the term note were used to finance the acquisition of SES in December 2003.

Credit Agreement: On December 23, 2003, we entered into a Loan and Security Agreement that provides for a $30.0 million revolving note and a $14.0 million term note.

The revolving note provides a line of credit of up to $30.0 million, limited to a percentage of our eligible receivables under the Loan and Security Agreement. The outstanding balance of the line of credit accrues interest based on LIBOR plus an applicable margin. The outstanding borrowings are collateralized by a security interest in substantially all of our assets. The bank also requires a direct assignment of all of our contracts at the bank’s discretion. The line of credit expires on December 31, 2006, but may be renewed by agreement of the parties. The following table summarizes our line of credit as of June 30, 2005 and December 31, 2004 and 2003.

	As of December 31,		As of June 30, 2005
	2003	2004	Actual	Pro forma
	(dollars in thousands)
Amount available under line of credit	$25,266	$26,788	$27,007	$27,007
Outstanding balance	14,951	12,439	11,731	14,731

Unused portion	$10,315	$14,349	$15,276	$12,276

Interest rate on line of credit	3.7%	4.5%	5.3%	5.3%

For the six months ended June 30, 2005 and for the years ended December 31, 2004, 2003 and 2002, the interest expense on the line of credit was approximately $0.4 million, $0.6 million, $0.3 million and $0.5 million, respectively.

The $14.0 million term note was provided as part of the financing for our acquisition of SES in December 2003. The term note balance is being amortized over 60 months commencing February 1, 2004 with the balance of $5.6 million due on December 31, 2006. The term note accrues interest based on LIBOR plus an applicable margin. In connection with the term note, we entered into an interest rate swap agreement with an initial notional amount of $14.0 million, which amortizes at the same rate as the term note. The interest rate swap agreement has effectively fixed our interest rate on the term note at 2.6% plus the applicable margin.

Our scheduled term note maturities for the years following December 31, 2004 are: $2.8 million in 2005 and $8.4 million in 2006, including the final payment of $5.6 million due on December 31, 2006. For the six months ended June 30, 2005 and for the year ended December 31, 2004, the interest expense on the term note was approximately $0.3 million and $0.6 million, respectively.

The following table summarizes the outstanding balance and applicable interest rate on our term note as of June 30, 2005 and December 31, 2004 and 2003.

	As of December 31,		As of June 30, 2005
	2003	2004
	(dollars in thousands)
Outstanding balance	$14,000	$11,433	$10,033
Interest rate on term note	4.1%	5.0%	5.8%

On July 25, 2005, we amended the Loan and Security Agreement to provide for additional borrowings under a six-month time loan of up to $15.0 million. The time loan will be due in January 2006 or upon receipt of proceeds from this offering, whichever occurs first, and will bear interest at LIBOR plus 45 basis points. On July 26, 2005, we borrowed $15 million under the time loan.

The Loan and Security Agreement requires that we meet certain financial covenants, including a minimum net worth, a funded debt ratio and a fixed charge coverage ratio. We have been in compliance with these financial covenants.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2004 that require us to make future cash payments.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Contractual obligations:
Revolving note(1)	$12,440	$12,440	$—	$—	$—
Term note	11,433	2,800	8,633	—	—
Capital lease obligations	684	274	410	—	—
Operating lease obligations	324	199	121	4	—
Rent on facilities	26,749	3,490	10,245	6,210	6,804
Other long-term liabilities	188	150	38	—	—

Total	$51,818	$19,353	$19,447	$6,214	$6,804

(1)	The revolving note expires on December 31, 2006, but is classified as a current liability.

Critical Accounting Policies

Revenue Recognition

Our revenue recognition policy addresses our three different types of contractual arrangements: time-and-materials contracts; cost-plus contracts; and fixed-price contracts.

Time-and-Materials Contracts: Revenue on time-and-materials contracts is recognized based on negotiated billable rates multiplied by the number of hours delivered plus allowable expenses incurred during the period.

Cost-Plus Contracts: Revenue on cost-plus contracts is recognized based on the allowable costs incurred during the period, plus any recognizable earned fee. Revenue associated with fixed fees under cost-plus contracts is considered earned in proportion to the allowable expenses incurred in performance of the contract.

Fixed-Price Contracts: The Company has three categories of fixed-price contracts: fixed unit price; fixed-price level-of-effort; and fixed-price completion contracts. Revenue on fixed unit price contracts, where specified units are delivered under service arrangements, is recognized as units are delivered based on the specified price per unit. Revenue for fixed-price level-of-effort contracts is recognized based upon the number of units of labor actually delivered multiplied by the negotiated rate for each unit of labor. Revenue on fixed-price completion contracts is recognized on the percentage of completion method using costs incurred in relation to total estimated costs.

For contracts with performance based incentives or award fees, revenue is recognized as earned. Certain fees are not recognized until award notification is received, which may result in revenue and profit variability from quarter to quarter.

Contract accounting requires judgment relative to assessing risks, estimating contract revenues and costs, and making assumptions for schedule and technical issues. Less than 2% of our revenue is derived from contracts that require the use of estimates or related assumptions. Due to the size and nature of certain of our contracts that require the use of estimates or related assumptions, the estimation of total revenue and cost at completion is subject to many variables. Contract costs include material, labor and subcontracting costs, as well as an allocation of allowable indirect costs. Assumptions have to be made regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials. We apply judgment in estimating the amounts and assessing the potential for realization. Further, we utilize a number of management processes to monitor contract performance and revenue estimates, including quarterly management reviews of contract estimates. These amounts are only included in contract value when they can be reliably estimated and realization is considered probable. Estimates of award fees related to performance on certain contracts, which are generally awarded at the discretion of the client, as well as penalties related to contract performance, are considered in estimating sales and profit rates. Incentives and penalties are recorded when there is sufficient information for us to assess anticipated performance. Anticipated losses on contracts are recognized at the time they become known.

From time to time, circumstances develop or actual amounts are determinable that require us to revise our total estimated costs or revenue expectations. We record the effect of any revisions to our estimated total costs and revenue in the period in which circumstances requiring revision become known. Consequently, operating results could be affected by revisions to prior accounting estimates. Historically, these changes relate to changes in the contractual scope of our work, and have not significantly impacted the expected profit rate on a contract. We do not expect that revisions to our estimates and assumptions would have a material effect on the Company’s consolidated results of operations, cash flows or financial position.

Stock-Based Compensation

We account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25) using the intrinsic-value method. Under this method, we recognized approximately $1.2 million and $0.3 million in compensation expense for stock options issued during 2004 and 2003, respectively. We allocate this expense either to cost of revenues or general and administrative expenses depending on the recipient of the option. We have issued nonqualified stock options to employees at various times during 2004 and 2003 with vesting periods ranging from zero to seven years. Compensation expense for the amount that the fair value of the stock at the grant date exceeds the exercise price is being amortized over the applicable vesting periods. In addition to the standard vesting schedule, some of the option agreements have accelerated vesting upon the occurrence of certain events, including an IPO or the achievement of certain revenue and profit goals. We estimate stock compensation expense in 2005 will be approximately $1.7 million, including the expense for the accelerated vesting of certain options. We estimate our stock compensation expense to be approximately $0.2 million each year for 2006 through 2009, but up to an additional $0.2 million could be expensed in the year the revenue and profit goals are achieved, which would reduce the expense in subsequent years.

Due to the lack of a public market for our common stock, we determined the fair value of our options considering the guidance provided by the AICPA’s Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. We estimated the fair value of the common stock underlying the options by performing contemporaneous valuations each quarter for options granted in that quarter. The valuations were based on the public company method under the market approach, applying the valuation multiples of public companies in our sector that we determined to be sufficiently comparable on trailing twelve months for reported revenue, EBITDA and operating income to our previous four quarters’ results, adjusted for outstanding debt, cash, and applying a discount for lack of marketability. We prepared the valuations in-house because we have reasonable methodologies for estimating the fair value of the common stock. The following table lists the options granted during the twelve-month period ended June 30, 2005:

Month of grant	Number of options granted	Exercise price	Fair value (1)	Intrinsic value at grant (2)	Intrinsic value at IPO (3)	Fair value differential (4)
September 2004	49,999	$10.00	$6.92	—	$1.00	$4.08
November 2004	14,472	10.00	7.51	—	1.00	3.49
December 2004	29,205	10.00	8.70	—	1.00	2.30
April 2005	52,630	10.00	9.14	—	1.00	1.86
June 2005	26,315	10.00	8.93	—	1.00	2.07

(1)	Fair value of the common stock underlying the options is based on contemporaneous valuations performed quarterly by management using the public company method under the market approach.
(2)	Intrinsic value at grant date is the amount by which the fair value of the common stock on the grant date exceeds the exercise price for the options and is the amount recorded as stock-based compensation expense over the applicable vesting period.

(footnotes continue on following page)

(3)	Intrinsic value at the IPO is the amount by which the assumed initial public offering price of $11.00 exceeds the exercise price.
(4)	Fair value differential is the difference between the fair value of the common stock on each grant date and the assumed initial public offering price of $11.00.

Because we use the public company method under the market approach described above, the estimated fair value for our common stock and the corresponding fair value differential at each grant date are affected by our results over the previous four quarters, our debt and cash levels at each measurement date, and the market valuation of the selected comparable public companies at the measurement date. The estimated fair value changes from the September 2004 grants to the November 2004 grants and the November 2004 grants to the December 2004 grants are attributable to increases in our revenue, EBITDA, and operating income results for the four quarters ended June 30, 2004 and September 30, 2004, an improvement in the market multiples of the comparable public companies, and a decrease in our outstanding debt. The increase in estimated fair value from the December 2004 grants to the April 2005 grants is due to continued improvement in our revenue, EBITDA, and operating income for the four quarters ended December 31, 2004, despite a minor reduction in the comparable public company multiples and an increase in our debt level. The slight decrease in the estimated fair value of the June 2005 grants is due to a decrease in the comparable public company multiples and an increase in our debt level. This estimated fair value decrease was partially offset by additional increases in our revenue, EBITDA, and operating income for the four quarters ended March 31, 2005. The fair value differentials are attributable to continued increases in our revenue, EBITDA, and operating income results on a rolling four quarter basis and our increased organic growth rate over the first half of 2005.

Based on the assumed initial public offering price of $11.00, the intrinsic value of options outstanding at June 30, 2005 was $13.1 million, of which $7.8 million related to vested options and $5.3 million related to unvested options.

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. (See discussion below under Significant New Accounting Pronouncement.) Nonpublic entities that did not use the fair-value-based method of accounting are required to apply the prospective transition method of accounting under FAS 123(R) as of the required effective date, which is, for us, January 1, 2006. Under the prospective method, a nonpublic entity accounting for its equity-based awards using the intrinsic-value method under APB 25, would continue to apply APB 25 in future periods to awards outstanding at the date they adopt FAS 123(R). Therefore, there will be no change to the projected stock compensation expenses for our existing stock options as a result of FAS 123(R).

Goodwill and the Amortization of Intangible Assets

Our accounting policy regarding acquisitions is in accordance with SFAS No. 141, Business Combinations, whereby the net tangible and identifiable intangible assets acquired and liabilities assumed are recognized at their estimated fair market values at the date of acquisition. The value of the contracts and related client relationships is based on an independent appraisal. At the time of the acquisition, all intangibles including the contracts and related client relationships and non-compete agreements are reviewed to determine the term of amortization for each intangible asset.

Our accounting policy regarding goodwill and the amortization of intangible assets requires that goodwill be reviewed periodically for impairment and no longer be amortized against earnings. Annually, on October 1, we perform a fair value analysis of our reporting units using valuation techniques prescribed in Statement of Financial Accounting Standards (SFAS) No. 142.

Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset many not be fully recoverable in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets. An impairment loss is recognized if the sum of the long-term undiscounted cash flows is less than the carrying amount of the long-lived asset being evaluated. Any write-downs are treated as permanent reductions in the carrying amount of the assets.

Contract rights are amortized proportionately against the acquired backlog. Non-compete agreements are amortized over their estimated useful lives.

Significant New Accounting Pronouncement

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement 123(R) will be effective for nonpublic companies in the first fiscal year beginning after December 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We plan to adopt FAS 123(R) effective January 1, 2006. FAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e. pro forma disclosure is no longer an alternative to financial statement recognition). Nonpublic entities that did not use the fair-value-based method of accounting are required to apply the prospective transition method of accounting under FAS 123(R) as of the required effective date. Under the prospective method, a nonpublic entity accounting for its equity-based awards using the intrinsic-value method under APB 25, would continue to apply APB 25 in future periods to awards outstanding at the date they adopt FAS 123(R). All awards granted, modified or settled after the date of adoption will be accounted for using the measurement, recognition and attribution provisions of FAS 123(R). Although the adoption of FAS 123(R) is expected to affect the measurement of share-based equity awards to employees after adoption, we do not expect the adoption will have a material effect on our consolidated results of operations, cash flows or financial position.

Qualitative and Quantitative Disclosures about Market Risk

Our exposure to market risk relates to changes in interest rates for borrowings under our revolving credit agreement and our term loan. These borrowings accrue interest at variable rates. Based upon our borrowings under these two facilities in 2004, a hypothetical 10% increase in interest rates would have increased interest expense by approximately $21,400 and would have decreased our annual cash flow by a comparable amount.

Quarterly Results of Operations

Our results of operations, particularly our revenue, operating income and cash flow may vary significantly from quarter to quarter depending on a number of factors, including the progress of contract performance, the number of billable days in a quarter, vacation days, the timing of client orders, timing of award fee notices, changes in the scope of contracts, billing of other direct and subcontract costs, the commencement and completion of contracts we have been awarded and general economic conditions. Because a significant portion of our expenses, such as personnel and facilities costs, are fixed in the short term, successful contract performance and variation in the volume of activity, as well as in the number of contracts or task orders commenced or completed during any quarter, may cause significant variations in operating results from quarter to quarter.

The federal government’s fiscal year ends September 30. If a federal budget for the next federal fiscal year has not been approved by that date in each year, our clients may have to suspend engagements that we are working on until a budget has been approved. Any such suspensions may reduce our revenue in the fourth quarter of that year or the first quarter of the subsequent year. The federal government’s fiscal year end can also trigger increased purchase requests from clients for equipment and materials. Any increased purchase requests we receive as a result of the federal government’s fiscal year end would serve to increase our third or fourth quarter revenue, but will generally decrease profit margins for that quarter, as these activities generally are not as profitable as our typical offerings.

As a result of the above factors, period-to-period comparisons of our revenue and operating results may not be meaningful. Potential investors should not rely on these comparisons as indicators of future performance as no assurances can be given that quarterly results will not fluctuate, causing a material adverse effect on our operating results and financial condition.

	For the quarter ended
	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$35,311	$34,751	$34,147	$32,212	$40,843	$40,384	$44,261	$45,765	$46,372	$47,503
Operating costs and expenses:
Cost of revenue (1)	29,603	28,872	28,105	26,940	34,289	33,940	37,536	38,380	39,567	40,104
General and administrative expenses (1)	3,729	3,829	3,069	3,898	4,132	3,904	3,939	4,387	3,622	3,617
Depreciation and amortization	413	385	376	403	449	437	435	420	398	403
Amortization of intangible assets	—	—	—	16	309	307	320	316	272	267

Total operating costs and expenses	33,745	33,086	31,550	31,257	39,179	38,588	42,230	43,503	43,859	44,391

Operating income	1,566	1,665	2,597	955	1,664	1,796	2,031	2,262	2,513	3,112

Interest income	11	1	0	3	2	4	8	13	8	18
Interest expense	(158)	(100)	(80)	(101)	(401)	(320)	(364)	(288)	(352)	(416)

Income before income taxes	1,419	1,566	2,517	857	1,265	1,480	1,675	1,987	2,169	2,714
Provision for income taxes (2)	59	65	104	35	55	64	72	86	102	118

Net income	$1,360	$1,501	$2,413	$822	$1,210	$1,416	$1,603	$1,901	$2,067	$2,596

Pro forma earnings per share-diluted (3)	$0.12	$0.13	$0.22	$0.07	$0.11	$0.12	$0.14	$0.16	$0.18	$0.23

	For the quarter ended
	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005
As a Percentage of Revenue:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Operating costs and expenses:
Cost of revenue	83.8	83.1	82.3	83.6	84.0	84.0	84.8	83.9	85.4	84.5
General and administrative expenses	10.6	11.0	9.0	12.1	10.1	9.7	8.9	9.6	7.8	7.6
Depreciation and amortization	1.2	1.1	1.1	1.3	1.1	1.1	1.0	0.9	0.9	0.8
Amortization of intangible assets	—	—	—	0.1	0.8	0.8	0.7	0.7	0.6	0.6

Total operating costs and expenses	95.6	95.2	92.4	97.1	96.0	95.6	95.4	95.1	94.7	93.5

Operating income	4.4	4.8	7.6	2.9	4.0	4.4	4.6	4.9	5.3	6.5

Interest income	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest expense	(0.4)	(0.3)	(0.2)	(0.3)	(1.0)	(0.8)	(0.8)	(0.6)	(0.8)	(0.9)

Income before income taxes	4.0	4.5	7.4	2.6	3.0	3.6	3.8	4.3	4.5	5.6
Provision for income taxes (2)	0.1	0.2	0.3	0.1	0.1	0.2	0.2	0.1	0.2	0.2

Net income	3.9%	4.3%	7.1%	2.5%	2.9%	3.4%	3.6%	4.2%	4.3%	5.4%

(1) Cost of revenue and general and administrative expenses include the following stock-based compensation expense:
	For the quarter ended
	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005
	(in thousands)
Cost of revenue	$22	$73	$22	$58	$30	$29	$28	$29	$29	$29
General and administrative expenses	24	36	36	17	26	23	507	506	148	167

(2)	Provision for income taxes only reflects taxes paid as an S corporation. See “S Corporation Status.”
(3)	Pro forma earnings per share is based on pro forma net income assuming we had been taxed as a C corporation in all periods when our S corporation election was in effect.

BUSINESS

Company Overview

We are a provider of information technology services and solutions to federal government agencies. We focus on designing, implementing, maintaining and upgrading secure information technology (IT) systems and networks by leveraging our skills across four core service offerings: network engineering; information assurance; systems development and integration; and enterprise systems management. Since our founding in 1989, we have derived substantially all of our revenue from contracts performed for federal government agencies, with the majority of our revenue currently generated from the delivery of mission-critical IT services to defense and intelligence agencies. We believe our diversified and stable client base, strong client relationships, broad array of contracts and significant management and operational capabilities position us to continue our growth.

We have a diversified and stable client base of federal government agencies that are upgrading and modernizing their mission-critical IT systems to enhance their operational effectiveness. Approximately two-thirds of our revenue is derived from engagements with defense and intelligence agencies, including the U.S. Army, U.S. Air Force, Defense Logistics Agency and key members of the intelligence community. These agencies, with their focus on network-centric warfare and information superiority, currently have, and are expected to continue to have, significant funding for transformation through information technology initiatives. Approximately one-third of our revenue is derived from engagements with federal civilian agencies that are also focused on enhancing their mission-critical IT systems, including the Department of Energy (DOE), the National Aeronautics and Space Administration (NASA) and the General Accounting Office (GAO). We believe our broad client base of federal agencies will enable us to expand our business, regardless of shifts in federal government spending priorities.

We have strong, long-term relationships with our clients, as evidenced by our record of retaining business. We have provided IT services and solutions to clients within the U.S. Army, U.S. Air Force, DOE, NASA and the intelligence community for more than ten years, In addition, over the past three years, we won more than 90% of the competitively awarded prime engagements on which we were the incumbent and eligible for award. We believe our strong relationships result from our in-depth understanding of client missions, the strength of our technical solutions and the co-location of a majority of our employees with our clients.

We have a broad array of contracts that enables us to expand business with existing clients and develop relationships with new clients. As of June 30, 2005, we were performing work on approximately 80 contracts and 155 task orders. For the six months then ended, our largest engagement represented approximately 8.0% of our revenue, and that work is not scheduled for recompetition until 2011, assuming, even though the federal government is not obligated to do so, that all option periods are exercised. Our contract base includes multiple large government wide acquisition contracts, or GWACs, such as: the U.S. Army Information Technology Enterprise Solutions (ITES) contract with a ceiling of $500 million over seven years; the U.S. Air Force Network-Centric Solutions (NETCENTS) contract with a ceiling of $9 billion over five years; the Department of Commerce Information Technology Solutions—Next Generation Program (COMMITS NexGen) contract with a ceiling of $8 billion over ten years. As a prime contractor on each of these contract vehicles, we compete with a discrete number of other pre-qualified companies for several hundred million dollars of additional business each year. Because the federal government is not obligated to make any awards under these GWACs, there is no assurance that these multiple award contracts will result in actual awards equal to the ceiling values, or result in any actual awards. In light of the government’s annual spending and the priorities of any particular administration, it is difficult to predict how much revenue, if any, we will receive under our GWACs.

We have made significant investments in our management, employees and infrastructure in support of our growth and profitability strategies. Our senior managers average more than 25 years of experience with federal government agencies, the U.S. military and federal government contractors. In addition, our President and our Chief Operating Officer each has more than 18 years of public company experience in the federal IT services sector. Members of our management team have extensive experience growing businesses organically, as well as through acquisitions. We deliver our services through a highly skilled work force of approximately 1,450 employees, of whom 68% possess at least one security clearance. In addition, we recently expanded our Sensitive Compartmented Information Facilities (SCIFs), which are government certified facilities that enable us to pursue additional classified work.

For the six months ended June 30, 2005, our revenue was $93.9 million and our net income was $4.7 million, representing organic growth of 15.6% and 77.6%, respectively, over the same period in 2004. Since 2001, our revenue, including the effect of an acquisition, has grown to $171.3 million in 2004, representing a compound annual growth rate of 12.9%. Over the same period, our net income decreased 4.0%, from $6.4 million in 2001 to $6.1 million in 2004. As of June 30, 2005, our total estimated contract backlog was $525 million, of which approximately $63 million was funded. We are focused on continuing to grow organically while improving margins, and intend to expand our capabilities through strategic acquisitions.

Market Opportunity

The federal government is among the largest consumers of information technology services and solutions in the world. According to INPUT, an independent federal government market research firm, the overall market for contracted IT systems and services by the federal government is expected to grow from $59.2 billion in federal fiscal year 2005 to $78.8 billion in federal fiscal year 2010. In addition, recent defense budgets are significantly higher than in prior years, particularly in areas related to IT, intelligence, surveillance, reconnaissance and homeland security due to increased counter-terrorism activities and the U.S. deployments overseas. According to INPUT, the Department of Defense’s spending on information technology services and solutions is expected to increase from $27.2 billion in federal fiscal year 2005 to $35.0 billion in federal fiscal year 2010. Although spending on intelligence related activities by the federal government remains highly classified, INPUT estimates total addressable IT spending for U.S. intelligence agencies in federal fiscal year 2005 at $7.8 billion, growing to $10.9 billion in federal fiscal year 2010. We believe there will be significant market opportunities for providers of IT services and solutions to federal government agencies, particularly those in the defense and intelligence community, over the next several years because of the trends outlined below.

Focus on Federal Government Transformation

The federal government, and the DoD in particular, is in the midst of a significant transformation that is driven by the federal government’s need to address the changing nature of global threats. A significant aspect of this transformation is the use of information technology to increase the federal government’s effectiveness and efficiency. The result is increased federal government spending on information technology to upgrade networks and transform the federal government from separate, isolated organizations into larger, enterprise level, network-centric organizations capable of sharing information broadly and quickly. While the transformation initiative is driven by the need to prepare for new world threats, adopting these IT transformation initiatives will also improve efficiency and reduce infrastructure costs across all federal government agencies. We believe IT spending in connection with the federal government’s transformation initiative will continue to be driven by:

Increased Demand for Interoperable and Robust Networks. The federal government is focused on enhancing interoperability across its disparate networks and systems in order to effectively use information to assess and respond to terrorist threats and to transform the military’s approach to fulfilling its mission. Such a transformation is necessary to ensure information superiority and foster the development and deployment of the next generation of information technology systems for network centric warfare, including C4I systems (command, control, communications, computing and intelligence systems). In addition, we believe the convergence of voice, video and data onto the desktop will increase the requirements for more robust networks. We expect these increased requirements to result in greater market opportunities and demand for our core business services.

Increased Demand for Secure Networks and Systems. In response to increased concerns over cyber-attacks and threats to the national information infrastructure, the federal government adopted the Federal Information

Security Management Act (FISMA) in 2002. FISMA requires each federal government agency to develop, document and implement an agency-wide information security program and ensure that its systems are certified and accredited according to predetermined federal government standards and processes. According to the Office of Management and Budget, many agencies are still working to achieve compliance with FISMA and will likely require the assistance of professional services providers to achieve their information security requirements. INPUT estimates that federal spending for information security initiatives will increase from approximately $5.1 billion in federal fiscal year 2005 to approximately $7.3 billion in federal fiscal year 2010.

Increased Reliance on Professional Services Providers

The federal government has increasingly relied on professional services providers, particularly for information technology services, in connection with its transformation initiatives. INPUT projects total federal spending on contracted information technology services to grow from $12.7 billion in federal fiscal year 2005 to $16.5 billion in federal fiscal year 2010. We believe two of the primary reasons for the federal government’s increased reliance on professional services providers are:

Demand for More Innovative Solutions and Technology Services. Federal government agencies are seeking more innovative solutions and technology services in response to the increasing pressure to operate more effectively and efficiently. Because of their skills and experience, federal government agencies are using professional services providers to support transformational mandates, introduce commercial best practices and leverage commercial technological advances. In addition, professional services providers are able to leverage their recent experiences across their client base to develop more cost-effective and efficient technology solutions that comply with the latest applicable standards.

Declining Federal Government IT Workforce. According to INPUT estimates, approximately 45% of federal government IT workers will be eligible to retire by federal fiscal year 2008. Given the difficulty the federal government has experienced in recruiting and retaining skilled technology personnel, we believe the declining federal government IT workforce will necessitate the continued and increasing use of professional services providers for the federal government’s IT needs.

Evolving Procurement Practices

Federal government procurement practices and policies are expected to continue to evolve as federal agencies increasingly rely on professional services providers for information technology solutions and services. We expect the following trends to continue to shape the federal government’s procurement practices and policies:

Focus on Strength of Technical Solution and Best Value. Federal government agencies are shifting emphasis to the procurement of contracts with the strongest technical solution and overall best value for the federal government. To achieve this goal, federal agencies have adopted procurement criteria that give more consideration to companies’ technical capabilities and past performance on similar projects. These criteria also place more emphasis on a solution’s overall contribution to a federal government agency’s mission than on the proposed cost. We believe these factors benefit companies with deeper technical capabilities, relevant project experience and existing relationships with clients.

Increased Use of GWACs and Multiple Award Contracts. As part of its shift in procurement practices aimed at increasing flexibility and responsiveness, the federal government is expanding its use of GWACs and other multiple award contracts. Professional services providers compete to be pre-selected under these umbrella contracts, which outline the basic terms and conditions for the procurement of services. Once pre-selected, the companies compete only among themselves to provide services under the vehicle. These contracts provide the federal government contracting agencies with additional flexibility and responsiveness as projects can be awarded quickly to these preferred providers.

Competitive Strengths

We believe we are well positioned to meet the rapidly evolving needs of federal government agencies for IT services and solutions because we possess the following key business strengths:

In-Depth Understanding of Client Missions

Since our founding, we have provided mission-critical services and solutions to our clients, enabling us to develop an in-depth understanding of their missions and technical needs. In addition, approximately three quarters of our employees are located at client sites, giving us valuable strategic insights into clients’ ongoing and future program requirements. Our in-depth understanding of our client missions, in conjunction with the strategic location of our employees, enables us to offer technical solutions tailored to our clients’ specific requirements and consistent with their evolving mission objectives.

Proven Ability to Win Business

In 2004, we were awarded task orders and single award contracts with a total value in excess of $300 million. Over the past three years, we won more than 90% of the competitively awarded prime engagements on which we were the incumbent and eligible for award. Our success in winning business is based, in part, on our ability to anticipate clients’ emerging requirements which enables us to develop stronger technical proposals. As a result, we are often awarded contracts based on the overall value of our solution rather than its cost.

Diverse Base of Key Prime Contract Vehicles

As a result of our business development focus on securing key contracts, we are a prime contractor on numerous multi-year GWACs that provide us the opportunity to bid on hundreds of millions of dollars of business against a discrete number of other pre-qualified companies each year. These contracts include: the U.S. Army ITES contract with a ceiling of $500 million over seven years; the U.S. Air Force NETCENTS contract with a ceiling of $9 billion over five years; the Department of Veterans Affairs Global IT Support Services (GITSS) contract with a ceiling of $3 billion over eight years; the Department of Commerce COMMITS NexGen contract with a ceiling of $8 billion over ten years; and the GSA Schedule 70. While the federal government is not obligated to make any awards under these vehicles, we believe that holding prime positions on these contract vehicles provides us an advantage as we seek to expand the level of services we provide to our clients.

Highly Skilled Employees with Security Clearances

As of June 30, 2005, we had approximately 1,450 employees, 71% of whom had formal degrees and the majority of whom hold technical certifications. In addition, approximately 68% of our employees as of June 30, 2005 held at least one federal government security clearance, and approximately 34% possessed clearance levels of Top Secret or higher. These higher clearance levels generally require sponsorship by a client, extensive background investigations and lifestyle polygraph testing, a process that can take more than one year to complete.

Experienced Management Team

Our senior management team has the skills, experience and knowledge to implement our business and operating strategies. Members of our senior management team have significant federal government sector experience, as well as considerable experience as senior operating executives of publicly traded federal government contractors. For example, our President and our Chief Operating Officer each has more than 18 years of public company experience in the federal IT services sector. The senior management team’s range of experience includes growing smaller companies, primarily through internal growth, and large companies through internal growth and acquisitions. Our senior management team has significant experience successfully identifying, acquiring and integrating acquisitions, having completed more than 30 transactions during their careers.

Strategy

Our objective is to grow our business as a provider of information technology services and solutions to federal government agencies while improving our profitability. To achieve our objective, we intend to:

Accelerate Internal Growth

We intend to accelerate our internal growth rate by capitalizing on our current contract base, expanding services provided to our existing clients, expanding our client base and offering new, complementary services.

Capitalize on Current Contract Base. Our contract base includes four prime GWAC vehicles with a total combined budgeted ceiling value in excess of $20 billion. We intend to aggressively pursue task orders under these vehicles to maximize our revenue and strengthen our client relationships, though there is no assurance that the federal government will make awards up to the ceiling amounts or that we will be awarded any task orders under these vehicles. We have developed several internal tools that facilitate our ability to track, prioritize and win task orders under these vehicles. Combining these tools with our technical expertise, our strong past performance record and our knowledge of our clients’ needs, should position us to win additional task orders under our prime GWAC vehicles.

Expand Services Provided to Existing Clients. We intend to expand the services we provide to our current clients by leveraging our strong relationships, technical capabilities and past performance record. We believe our understanding of client missions, processes and needs, in conjunction with our full lifecycle IT offerings, positions us to capture new work from existing clients as the federal government continues to increase the volume of IT services contracted to professional services providers. Moreover, we believe our strong past performance record positions us to expand the level of services we provide to our clients as the federal government places greater emphasis on past performance as a criterion for awarding contracts.

Expand Client Base. We also plan to expand our client base into areas with significant growth opportunities by leveraging our industry reputation, long-term client relationships and diverse contract base. We anticipate that this expansion will enable us both to pursue additional higher value work and to further diversify our revenue base across the federal government. Our long-term relationships with federal government agencies, together with our GWAC vehicles, give us opportunities to win contracts with new clients within these agencies. For example, under the $500 million U.S. Army ITES vehicle, since March 2004 we have been awarded 12 task orders with a combined value in excess of $200 million. Of these task orders, six were awarded by new clients.

Offer New Complementary Services. We intend to leverage our strong reputation for providing IT services to offer new complementary services to our existing clients. We expect to focus on high value-added services that are closely aligned with our current offerings. When appropriate, we anticipate selectively identifying and hiring key personnel who possess unique client, mission or technical experience to enhance our knowledge of and expertise in the new service offering. New services in which we are currently focused on building a greater presence include systems engineering, acquisition management and program management.

Improve Operating Margins

We believe that we have significant opportunities to increase our operating margins and improve profitability by capitalizing on our corporate infrastructure investments and internally developed tools, and concentrating on high value-added prime contracts.

Capitalize on Corporate Infrastructure Investments. During the past several years we have made significant investments in our senior management and corporate infrastructure in anticipation of future revenue growth. These investments included hiring four executives with more than 90 years of combined experience with federal IT services companies, strengthening our internal controls and accounting staff in anticipation of Sarbanes-Oxley compliance and public company reporting requirements, expanding our SCIFs and moving our headquarters to a larger facility. We believe our management experience and corporate infrastructure are more typical of a company with a much larger revenue base than ours. We therefore anticipate that as our revenue grows, we will be able to leverage this infrastructure base and increase our operating margins.

Capitalize on Internally Developed Tools. We have invested significant resources in a variety of web-based tools that enable us to efficiently and effectively manage our business development and project management functions. We created our business development tool to allow our managers to track and manage new business opportunities in real time securely over the internet. Our proposal staff and project managers leverage our proposal development tool to create more effective new business proposals in an online, collaborative environment, regardless of their locations. In addition, our project management tool is highly modular and adaptable, enabling management to track project progress virtually instantaneously to better manage contract costs and improve profitability. We believe these highly scaleable tools will enable us to increase operating efficiency as our revenue base grows.

Concentrate on High Value-Added Prime Contracts. We expect to improve our operating margins as we continue to increase the percentage of revenue we derive from our work as a prime contractor and from engagements where contracts are awarded on a best value, rather than on a low cost, basis. As a prime contractor, we better control our staffing levels and maximize employee utilization. During the six months ended June 30, 2005 as compared to the six months ended June 30, 2004, we increased our percentage of revenue from prime contracts to approximately 64.3% from 55.7%. For the year ended December 31, 2004 as compared to year ended December 31, 2003, our percentage of revenue from prime contracts increased to approximately 59.4% from 55.4%. We expect to further increase this percentage given our recent prime contract awards. The federal government’s move toward performance-based contract awards to realize greater return on its investment has resulted in a shift to greater utilization of best value awards. We believe this shift will enable us to expand our operating margins as we are awarded more contracts of this nature. See “Relevant Industry Terms” for a more complete definition of industry terms used herein.

Pursue Strategic Acquisitions

We intend to supplement our organic growth by identifying, acquiring and integrating acquisitions that complement and broaden our existing client base and expand our primary service offerings. Our senior management team brings significant acquisition experience, having completed more than 30 transactions. Our successful acquisition of Scientific & Engineering Solutions, Inc. (SES) in December 2003 demonstrated our ability to complete and integrate an acquisition that meets our goals. In addition to strengthening our presence in the intelligence sector, the acquisition of SES has positioned us to bid on and win larger, technically more sophisticated contracts with the intelligence community.

Services and Solutions

We provide integrated information technology services and solutions by leveraging our four core service offerings: network engineering; information assurance; systems development and integration; and enterprise systems management.

Network Engineering

We offer a full lifecycle of network engineering services to our clients from the initial analysis of the requirements and design of the network through implementation and testing of the solution, including the design of disaster recovery contingency plans. Our network engineering capabilities include the design, architecture, configuration, implementation and operation of Local Area Networks (LAN), Metropolitan Area Networks (MAN) and Wide Area Networks (WAN). Our extensive experience providing the following network engineering services for federal government clients allows us to rapidly identify potential bottlenecks, security threats and vulnerabilities, and address these potential issues with cost-effective solutions:

• Architecture Design	• Protocol and Topology Selection

• Disaster Response Planning and Recovery	• Reliability and Contingency Assessment

• Installation, Test and Evaluation	• Requirements Analysis

• Network Configuration	• Routing Design

• Network Security Evaluation	• Vulnerability Assessment

Information Assurance

We offer information assurance solutions to secure enterprise systems and networks, with particular expertise protecting IT infrastructures for our clients that operate in classified environments. We design, configure and deploy security architectures based on assessments of our clients’ current and future information technology needs, mission objectives and regulatory requirements, in addition to specific threats from unauthorized users. In connection with the implementation of these architectures, we help define and implement information assurance policies, procedures and guidelines to ensure effective future IT planning. Our highly skilled and accredited employees provide research and implementation of security policies, technical support and the development of comprehensive security assessment plans. We also identify potential threats and vulnerabilities and design and implement corrective action plans that employ advanced technologies, such as encryption, digital signatures and firewalls, using both commercial-off-the-shelf (COTS) and custom security and software solutions. Our information assurance services include:

• Certification and Accreditation	• Public Key Infrastructure (PKI) Implementation

• Intrusion Detection System (IDS) Development	• Risk and Threat Assessment

• Policy and Procedures Development	• Security Awareness and Training

• Products Evaluation and Integration	• Security Test and Evaluation

Systems Development and Integration

We provide a full range of systems development and integration services to our clients. Initially, we leverage our business process engineering skills to analyze the activities, roles and objectives of a proposed IT system or solution. Based on this analysis, we integrate advanced technologies with our clients’ legacy systems to improve their operational efficiency and increase our clients’ returns on IT investments. Our systems development and integration services include:

• Database Design	• Legacy System Integration

• Enterprise Portal Implementation	• Project Planning and Management

• Integration, Test and Evaluation	• Requirements Definition

Enterprise Systems Management

We design, install and manage complex, mission-critical enterprise systems for our clients, increasing the reliability, security and efficiency of their IT operations while meeting stringent mission requirements. As part of our overall network operation and management services, we continually analyze and monitor enterprise system components and create systems that can adapt to rapidly changing needs. We employ a knowledge-centric service delivery assurance methodology designed to keep client mission-critical systems at peak performance. This methodology utilizes network and traffic simulations to identify potential changes in performance or possible security issues within a particular network, allowing our engineers to protect clients’ systems and data. Our network engineers are certified in the leading commercial enterprise tools and combine that knowledge with our techniques, experience and processes to deliver solutions to our clients. Our enterprise systems management services include:

• Applications Support	• Network Performance Evaluation

• Infrastructure Operation and Management	• Network Upgrade Assessment

• Intrusion Detection and Response	• Telecommunications Support and Help Desk

Clients

Our clients include a diverse base of federal government defense, intelligence and civilian agencies. For the six months ended June 30, 2005, Department of Defense and intelligence community clients generated approximately 73.0% of our revenue and federal civilian agency clients generated approximately 26.5%. We believe our risk from adverse budgetary changes is reduced by the mission-critical nature of the IT work we perform for our clients. We also believe our diverse client base within the federal government mitigates the impact of annual fluctuations in our clients’ budgets.

The following is a representative list of our clients for the six months ended June 30, 2005. Due to the sensitive nature of our work with the intelligence community, we are precluded from providing detailed information regarding specific intelligence agency clients.

Department of Defense

•	Air National Guard

•	Army National Guard—Headquarters

•	Defense Intelligence Agency

•	Defense Logistics Agency

•	U.S. Air Force Warner Robbins, Georgia

•	U.S. Air Force U.S. Transportation Command/Air Mobility Command (TRANSCOM/AMC)

•	U.S. Army Communications Electronic Lifecycle Management Command (C-E LCMC)

•	U.S. Army Ft. Lewis, Washington

•	U.S. Army Program Executive Office for Enterprise Information Systems (PEO EIS)

•	U.S. Army Program Executive Office for Simulation, Training and Instrumentation (PEO STRI)

•	U.S. Army Tank-Automotive and Armaments Command (TACOM)

•	U.S. Army White Sands Missile Range, New Mexico

Various Intelligence Agencies

Federal Civilian

•	Department of Commerce

•	Department of Energy

•	Department of State

•	Department of Veterans Affairs

•	General Accounting Office

•	General Services Administration

•	NASA—Goddard Space Flight Center

•	NASA—Headquarters

•	NASA—Langley Research Center

•	National Nuclear Security Administration

Representative Engagements

The following engagements are representative of both our client base and the types of services we offer. In these descriptions, the contract value and period of performance indicated reflect our current expectations about completion of the engagements, including the assumption that all priced option periods are exercised, if applicable. Contract value represents the stated value of the contract at the time of the award, and as modified post-award.

U.S. Transportation Command (USTRANSCOM) C4 Systems and Support

Contract Value	Period of Performance	NCI Role
$76.7 million	06/2004 – 05/2011	Prime
$53.3 million	06/2004 – 05/2011	Prime

Objective: Provide comprehensive IT support services, under two separate task orders, to USTRANSCOM, the agency charged with delivering synchronized transportation, distribution and sustainment for the Department of Defense. During an average week, USTRANSCOM conducts more than 1,900 air missions, with 25 ships underway and 10,000 ground shipments operating in three-quarters of the world’s countries.

Solution: We have provided network engineering, information assurance, systems development and integration and enterprise systems management services to USTRANSCOM since 1992. As part of our engagement, we developed and deployed advanced communications security and intrusion detection technologies and services for which USTRANSCOM won the prestigious Frank B. Rowlett Organizational Excellence Award three times. With this award, the National Security Agency (NSA) annually recognizes one organization in the federal government for making the most significant contribution to improving national information systems security, operational information assurance readiness, or the defensive information operations posture of the federal government. USTRANSCOM is the only federal government agency to win this award three times, most recently in 2003.

In connection with our ongoing maintenance and upgrade of USTRANSCOM’s systems, we designed and implemented an enterprise-wide web portal that extends to approximately 4,500 users across the world. We also implemented an automated asset management system that tracks over 8,000 pieces of USTRANSCOM C4 equipment, successfully exceeding the client’s goal of 95% accuracy in inventory accounting.

U.S. Army Program Executive Office for Simulation, Training and Instrumentation (PEO STRI)

Contract Value	Period of Performance	NCI Role
$63.7 million	09/2004 - 08/2009	Prime

Objective: Provide comprehensive information technology services and solutions for the PEO STRI Chief Information Officer’s large and complex information systems. These systems support the PEO and subordinate Program Management Offices in attaining the PEO STRI worldwide mission to provide lifecycle management of interoperable training, testing and simulations solutions for soldier readiness.

Solution: In September 2004, we were awarded a one-year base task order with four one-year option periods to provide the PEO STRI CIO comprehensive IT support services including project management, network engineering, information assurance, asset acquisition and management, system maintenance, software support, sustainment and other services in support of the IT infrastructure. As part of the overall execution strategy, we are assisting our client in migrating to a 100% .net IT environment in support of the U.S. Army’s larger goal of moving to a more secure and responsive, net-centric IT services environment. We have successfully completed a significant early contract delivery with the implementation of a prototype Executive Management Dashboard. The Dashboard provides the foundation to support follow-on .net activities and was developed and delivered within 120 days of contract award, fulfilling a long-standing desire by the client.

National Nuclear Security Administration (NNSA) Information Assurance

Contract Value	Period of Performance	NCI Role
$10.0 million to date*	10/2002 – 09/2007	Subcontractor
$129.7 million	06/2000 – 05/2010	Subcontractor

*	This contract does not specify a total value for the period of performance. The value stated above is based on task orders issued to date.

Objective: Provide comprehensive information assurance services for NNSA Nuclear Weapons Complex facilities. The NNSA’s mission is to maintain and enhance the safety, reliability and performance of the U.S. nuclear weapons stockpile to meet national security requirements.

Solution: We perform classified and unclassified cyber-security services for NNSA at the following facilities: Las Vegas, Nevada; Germantown, Maryland; Washington, DC; Albuquerque, New Mexico; Amarillo, Texas; and Oak Ridge, Tennessee. We help define and implement information assurance policies, procedures and guidelines to ensure effective information technology planning. Our certified engineers develop and implement security policies and integrate security technologies into new and existing systems, networks and software applications. We also provide security support for web-enabled systems and electronic messaging and development of comprehensive computer security plans. Our engineers are certified in NSA-approved network encryptors and serve as communications security custodians for keying material and Classified Removable Electronic Media. Application of our information assurance solutions and expertise has resulted in a significantly more robust IT security at NNSA.

Army National Guard (ARNG), Air National Guard (ANG)

Contract Value	Period of Performance	NCI Role
$99.0 million	10/2003 – 09/2009	Prime

Objective: Provide complete IT operations support for the Army National Guard (ARNG) and Air National Guard (ANG). The ARNG and ANG, administered by the National Guard Bureau, maintain well-trained, well-equipped units available for prompt mobilization during war and provide assistance during national emergencies.

Solution: We have provided the ARNG and ANG with comprehensive IT infrastructure services, including local area network operations and maintenance, enterprise support and integrated data and telecommunications support, for over seven years. These services support our clients’ transformation to net-centric systems and adaptive processes that are designed to improve the ARNG’s and ANG’s efficiency in carrying out their missions. We provide support to these clients at multiple locations including Andrews Air Force Base. At these locations, we support approximately 6,000 users with a centralized help desk and by providing information assurance, quality assurance, network engineering, desktop maintenance, training and telecommunications services.

Intelligence Agency Contract

Contract Value	Period of Performance	NCI Role
$34.9 million	02/2005 – 09/2008	Prime

Objective: Provide system, software and network development and integration, full lifecycle support, information assurance and technical documentation and training development in support of the organization’s operational mission.

Solution: We support our intelligence agency client’s mission by providing systems engineering and full lifecycle IT support services to a significant number of mission related critical systems. Services include system and software design, development and implementation, as well as knowledge management and extraction on very large databases. We also leverage our information assurance expertise to provide overall policy review, evaluation and implementation, for the purposes of ensuring the integrity of our clients’ IT systems. Our enterprise solutions ensure stable and reliable architectures and operations across complex and diverse computing environments. Because of the sensitive and classified nature of the work performed for this client, we are unable to give detailed information on specific contracts.

Contracts

We have a stable and diversified contract base with approximately 80 active contracts and 155 task orders. Our contract terms typically extend from one to seven years, including option years (which may be exercised at the election of the federal government). Our top ten engagements accounted for approximately 50.2% of revenue for the six months ended June 30, 2005.

Many of our services are provided under GWAC vehicles. Our contract base includes the following prime GWAC vehicles that have an aggregate program ceiling value of $20.5 billion, excluding GSA Schedule 70.

Vehicle	Owning agency	Period of performance	Ceiling value	Number of pre-qualified contractors
NETCENTS	U.S. Air Force	09/2004 – 09/2009	$9.0 billion	8
ITES	U.S. Army	10/2003 – 10/2010	$0.5 billion	5
GITSS	Department of Veterans Affairs	10/2003 – 10/2013	$3.0 billion	10
COMMITS NexGen	Department of Commerce	02/2005 – 02/2015	$8.0 billion	55
GSA Schedule 70	General Services Administration	06/2002 – 06/2007	Not Specified	>5,000

We believe that these contract vehicles are the preferred method of awarding work by many of our clients because they enable federal government agencies to rapidly obtain services through a streamlined process. Under these GWAC vehicles, task orders can only be awarded to a discrete number of pre-qualified companies. For instance, on the $9.0 billion ceiling NETCENTS contract, there were awards made to eight contractors in total. Revenue under our GWAC and GSA Schedule 70 Task Orders accounted for approximately 45.5% of our total revenue for the six months ended June 30, 2005. We anticipate that this percentage will increase in the future as we have the opportunity to bid on additional tasks under these contract vehicles.

The federal government’s ability to select multiple winners under multiple award contracts, as well as its right to award subsequent task orders among such multiple winners, means that there is no assurance that these multiple award contracts will result in the actual orders equal to the ceiling value, or result in any actual orders. Our failure to compete effectively in this procurement environment could reduce our revenue. While the government is permitted to spend up to the ceiling amount, there is no guarantee that it will do so, or that any particular pre-qualified contractor will receive awards under that vehicle.

Contract Backlog

As of June 30, 2005, our total contract backlog was approximately $525 million, of which approximately $63 million was funded. We define backlog as our estimate of the remaining future revenue from existing signed contracts over the remaining base contract performance period and from the option periods of those contracts, assuming the exercise of all related options. Our backlog does not include any estimate of future potential delivery orders that might be awarded under our GWAC or other multiple award contract vehicles. See “Relevant Industry Terms” for a more complete definition of industry terms used herein.

We define funded backlog as the portion of backlog for which funding currently is appropriated and obligated to us under a contract or other authorization for payment signed by an authorized purchasing agency, less the amount of revenue we have previously recognized. Our funded backlog does not represent the full potential value of our contracts, as Congress often appropriates funds for a particular program or agency on a quarterly or yearly basis, even though the contract may provide for the provision of services over a number of years.

We define unfunded backlog as the total backlog less the funded backlog. Unfunded backlog includes values for contract options that have been priced but not yet funded.

Our estimates of funded, unfunded and total backlog as of June 30, 2005 and 2004 and for our three most recent years are as follows:

As of	Funded backlog	Unfunded backlog	Total backlog
		(in millions)
June 30, 2005	$62.7	$461.8	$524.5
June 30, 2004	66.8	471.8	538.6
December 31, 2004	61.5	485.3	546.8
December 31, 2003	61.9	356.1	418.0
December 31, 2002	70.7	298.8	369.5

There can be no assurance that our backlog will result in actual revenue in any particular period, or at all, or that any contract included in backlog will be profitable. There is a higher degree of risk in this regard with respect to unfunded backlog. The actual receipt and timing of any revenue is subject to various contingencies, many of which are beyond our control. The actual receipt of revenue on contracts included in backlog may never occur or may change because a program schedule could change or the program could be canceled, or a contract could be reduced, modified or terminated early. Our estimates are based on our experience under such contracts and similar contracts.

Business Development

Our business development process is closely aligned with our overall business strategy to accelerate our organic growth while improving our operating margins. We are focused on maximizing the work we perform under our GWAC vehicles, expanding our work with existing clients, expanding our client base and offering new, complementary services. Working closely as a team, our business development and operations personnel assess market activities with the objective of identifying, qualifying and generating capture strategies for contract opportunities consistent with our overall business development focus. Business opportunities are carefully qualified and prioritized based on potential value and win probability. A senior level executive is assigned responsibility for evaluating and capturing each opportunity.

We have centralized and dedicated staff resources for proposal development, pricing, contracts administration, market research and recruiting to support these business development activities. We manage our business development activity with an internally developed, automated sales and opportunity tracking tool. The entire process is defined and quality controlled using our ISO 9001 best practices procedures. All major business development opportunities undergo frequent, disciplined reviews with our senior management. In addition, our CEO, President and COO conduct monthly reviews of all opportunities in our pipeline to validate our business development activities and ensure that resources are allocated to maximize the return on these investments.

Competition

We believe that the major competitive factors in our market are strong client relationships, a record of successful contract performance, a reputation for quality, an experienced management team, employees with a wide-range of technical expertise, security clearances and competitive pricing. We often compete against or team with divisions of large defense and information technology services contractors, including Lockheed Martin Corporation, Northrop Grumman Corporation and Science Applications International Corporation. We also compete against or team with mid-tier federal contractors with specialized capabilities, such as Anteon International Corporation, CACI International Inc and SRA International, Inc. Some of our competitors have significantly longer operating histories and more substantial resources. We expect competition in the federal government IT services sector to increase in the future.

Employees

As of June 30, 2005, we had approximately 1,450 employees, 68% of whom held at least one federal government security clearance and 34% of whom possessed clearance levels of Top Secret or higher. Our employees are located at more than 50 sites within the United States, Europe and Asia. Over 83% of our staff is located on-site with our clients, allowing us to build long-term relationships. Approximately 71% of our employees have formal degrees, and the majority of our technical staff is professionally certified in one or more of the following areas:

•      Microsoft Certified Professional (MCP)

•      Microsoft Certified Systems Engineer (MCSE)

•      Microsoft Certified Systems Administrator (MCSA)

•      Cisco Certified Network Associate (CCNA)

•      Cisco Certified Network Professional (CCNP)

•      Cisco Certified Design Professional (CCDP)

•      Cisco Certified Security Professional (CCSP)

•      CompTIA A+ Certification

•      Sun Certified Systems Administrator

•      Certified Information Security System
    Professional (CISSP)

•      Certified INFOSEC Professional

•      COMSEC Certification

•      Global Information Assurance Certification

We believe we have a professional environment that encourages advanced training to acquire industry-recognized certifications, rewards strong job performance with advancement opportunities and fosters ethical and honest conduct. Only five of our employees are represented by a labor union or subject to a collective bargaining agreement. We believe our salary structures, incentive compensation and benefit packages are competitive within our industry.

Legal Proceedings

From time-to-time, we are involved in legal proceedings arising in the ordinary course of business. There is no litigation pending that is expected to have a material adverse effect on our financial condition and results of operations.

Facilities

We lease office facilities used in our business. Our executive offices and principal operations are located at 11730 Plaza America Drive, Reston, Virginia, where we occupy space under a lease that expires in 2013. We also lease space located in Alabama, Arizona, Colorado, Florida, Georgia, Illinois, Maryland, Ohio, Tennessee and Virginia. We have multiple high-level Sensitive Compartmented Information Facilities (SCIFs). The majority of our employees are located in facilities provided by the federal government. We do not currently own any real estate used in the performance of ongoing contracts and maintain flexibility in facility occupancy through termination and subleasing options concurrent with contract terms in many of our leases. We currently own one condominium, have a long-term rental agreement on one apartment and from time-to-time may rent other apartments that are used by our executive officers and proposal teams who are traveling for an extended period and where we believe it is cost-effective to do so. We believe our facilities meet our current needs and that additional facilities will be available as we expand in the future.

MANAGEMENT

The following table identifies our executive officers and directors and indicates their ages and positions as of June 30, 2005.

Name	Age	Position
Charles K. Narang	63	Chairman, Chief Executive Officer and Director
Michael W. Solley	47	President and Director
Judith L. Bjornaas	42	Senior Vice President and Chief Financial Officer
Terry W. Glasgow	61	Chief Operating Officer
Linda J. Allan	57	Executive Vice President
James P. Allen	56	Director
John E. Lawler	56	Director
Paul V. Lombardi	63	Director
J. Patrick McMahon	63	Director
Daniel R. Young	71	Director

Set forth below is biographical information for our executive officers and directors. References to our offices and directorships mean offices and directorships of NCI Information Systems, Inc. for the time period prior to implementation of our holding company structure and mean offices and directorships of NCI, Inc. for all time periods thereafter.

Charles K. Narang founded NCI Information Systems, Inc. in 1989 and has served as our Chairman and Chief Executive Officer since that time. Mr. Narang has more than 30 years of experience in corporate management and the analysis of large financial and information management systems for the federal government and Fortune 100 clients. Under Mr. Narang’s direction, we have grown from one office to more than 50 work sites worldwide, and have won numerous awards and citations for our work and client service. He holds a Master’s degree in industrial engineering, a Master of Business Administration degree and is a Certified Public Accountant licensed in the Commonwealth of Virginia.

Michael W. Solley has served as our President since October 2003 and has served on our board of directors since July 2004. Prior to joining us, Mr. Solley served as Chief Executive Officer, President and director of MTC Technologies, Inc., a provider of technical and engineering services to the federal government, from 2002 to 2003. From 2000 to 2002, Mr. Solley served as President of Modern Technologies Corporation which became MTC Technologies, Inc. in 2002. Mr. Solley served from 1998 until 2000 as Executive Vice President for Nichols Research Corporation, a company that provided engineering services to, among other clients, the Department of Defense and other federal government agencies. Mr. Solley also served as President of the Government Segment for Nichols from 1999 until 2000 and as President of the Government Information Technology Segment from 1996 until 1998. Nichols merged with Computer Sciences Corporation in November 1999, and Mr. Solley continued to serve as the President of the CSC/Nichols defense business until March 2000.

Judith L. Bjornaas has served as our Chief Financial Officer since January 2004. Prior to that, she was our Vice President of Finance since joining us in 1995. Prior to joining NCI, Ms. Bjornaas was Vice President of Finance and Accounting for I-NET, Inc., a provider of network management and outsourcing services to the federal government, from 1987 through 1995. Prior to that, Ms. Bjornaas worked for Electronic Data Systems, a publicly traded provider of business and technology solutions, from 1985 to 1987 in various audit and accounting roles. She holds a Master of Business Administration degree and is a Certified Management Accountant.

Terry W. Glasgow joined us in 2004 and has served as Chief Operating Officer since May 2004. He served as our Executive Vice President of Federal Programs from January 2004 until May 2004. From 1991 through 2003, Mr. Glasgow was the Vice President/General Manager of Computer Sciences Corporation’s Army Programs business area, managing a business portfolio of over $400 million annually. Under his leadership, in excess of $3 billion of new business awards were captured. Mr. Glasgow also led several significant acquisitions, including the acquisition and integration of Nichols Research. Prior to 1991, Mr. Glasgow was Vice President of Ford Aerospace and Communications Army Programs in Colorado Springs. While at Ford Aerospace, Mr. Glasgow held numerous executive positions, including Controller of their Satellite Division and Vice President and Controller of their Command, Control and Communications Division.

Linda J. Allan joined us in 1991 and has served as our Executive Vice President since that time. From 1985 to 1991, Ms. Allan served in numerous roles with Automated Sciences Group, Inc., including Vice President of Corporate Programs from 1989 to 1991 and Vice President and Senior Director of the Energy and Environment Group from 1985 to 1989. Prior to joining Automated Sciences Group, Ms. Allan served in several senior management roles with MAXIMA Corporation from 1979 to 1985, Litton Bionetics, a subsidiary of Litton Industries, Inc., from 1972 to 1979 and the Microbiological Associates subsidiary of Whittaker Corporation from 1970 to 1972.

James P. Allen has served on our board of directors since October 2004. Mr. Allen served as the Senior Vice President and Chief Financial Officer of Veridian Corporation, a publicly traded federal IT services contractor, from May 2000 until its sale to General Dynamics Corporation in August 2003. Prior to Veridian, he served as CFO for both GRC International, Inc. and CACI International Inc, both publicly traded companies in the federal IT services sector.

John E. Lawler has served on our board of directors since October 2004. Mr. Lawler has been President of East/West Financial Services, Inc., a diversified financial management and business consulting firm, since November 1987. He is also co-founder, Chief Executive Officer and Chairman of Sterling Wealth Management, Inc., a registered investment advisor. From 1975 to 1982, Mr. Lawler served in top administrative positions with the U.S. House of Representatives, including serving as Chief of the Office of Finance. Mr. Lawler also currently serves as a director of Identix Incorporated, a Nasdaq listed company, and chairs its audit committee. Mr. Lawler serves on the Board of Trustees of two non-profit organizations and is a member of the American Institute of Certified Public Accountants (AICPA).

Paul V. Lombardi has served on our board of directors since October 2004. Mr. Lombardi served as President and Chief Executive Officer of DynCorp from 1997 until its sale to Computer Sciences Corporation (CSC) in 2003. Prior to his association with DynCorp, Mr. Lombardi was employed at PRC Inc. where he held a variety of executive level positions including Senior Vice President and General Manager of PRC’s Applied Management Group, which provided information technology and systems integration in the federal IT services sector.

J. Patrick McMahon has served on our board of directors since January 2005. Mr. McMahon is a Partner in the law firm of Barton, Baker, McMahon, Hildebrandt & Tolle, LLP where he practices corporate law with a primary focus on companies that offer information technology products and services to the federal government. Prior to this position, Mr. McMahon served as a legislative attorney for the Secretary of Defense where he worked with the staffs of all of the Uniformed Services and the staffs of the House and Senate Armed Services Committees. Mr. McMahon’s other government service positions included: legislative attorney for the Secretary of the Navy; Navy Judge Advocate General’s Office; Administrative Law Division; and U.S. Marine Corps officer.

Daniel R. Young has served on our board of directors since January 2005. Mr. Young is currently Managing Partner of the Turnberry Group, an advisory practice to CEOs and other senior executives. He was the Vice Chairman and Chief Executive Officer of Federal Data Corporation (FDC) before retiring after having served the company in various executive capacities for 25 years. Before joining FDC, Mr. Young was an executive with Data Transmission Company and prior to that, he held various engineering, sales and management positions at Texas Instruments, Inc. Mr. Young also served as an officer in the U.S. Navy. He is also a director of Analex Corporation, GTSI Corporation and Halifax Corporation.

Committees of the Board of Directors

Our board of directors has established an Audit Committee, a Compensation Committee and a Nominating/Governance Committee. Our board of directors has determined that each of the members of these committees is independent under the applicable SEC and Nasdaq rules and regulations.

The Audit Committee, which consists of Messrs. Allen (chairman), Lombardi and Lawler, reviews the professional services provided by our independent registered public accounting firm, the independence of our accountants from our management, our annual and quarterly financial statements and our internal accounting controls. The Audit Committee also reviews other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention. Our board of directors has determined that Mr. Allen, an independent director, qualifies as an “audit committee financial expert” as defined in the Securities Exchange Act of 1934, as amended.

The Compensation Committee, which consists of Messrs. Lombardi (chairman), Young and Allen, reviews executive salaries, administers our bonus, incentive compensation and stock plans and approves the salaries and other benefits of our executive officers. In addition, the Compensation Committee consults with our management regarding our benefit plans and compensation policies and practices.

The Nominating/Governance Committee, which consists of Messrs. Lawler (chairman), McMahon and Young, oversees all aspects of our corporate governance functions, makes recommendations to the board of directors regarding corporate governance issues, identifies, reviews and evaluates candidates to serve as directors and makes such other recommendations to the board regarding affairs relating to our directors.

Director Compensation

We pay each non-employee director $20,000 per year, paid quarterly, $1,000 for each board meeting attended and $1,000 for each committee meeting attended. The chairman of the Audit Committee receives an additional payment of $3,000 per year, the chairman of the Compensation Committee receives an additional payment of $1,500 per year and the chairman of the Nominating/Governance Committee receives an additional payment of $1,000 per year. In addition, each non-employee director was issued non-qualified stock options to purchase 10,526 shares of Class A common stock which vest in three annual installments beginning one year from the grant date of April 1, 2005.

Executive Compensation

The following table sets forth information concerning the compensation we paid to our Chief Executive Officer and our four most highly-compensated executive officers other than the Chief Executive Officer for the 2004 calendar year. The bonuses were paid based on performance objectives related to revenue, profit and management performance.

	Annual compensation			Other annual compensation		All other compensation
Name and principal position	Salary	Bonus
Charles K. Narang Chairman and Chief Executive Officer	$397,917	$100,000		—		$6,230	(1)

Michael W. Solley President	$313,613	$50,000		—		$450	(2)

Judith L. Bjornaas Chief Financial Officer	$216,834	$60,000		—		$4,398	(1)

Terry W. Glasgow Chief Operating Officer	$221,645	$55,000	(3)	$6,000	(4)	$3,814	(1)

Linda J. Allan Executive Vice President	$176,840	$—		$6,000	(4)	$359,990	(5)

(1)	Represents matching payments to defined contribution plans and payments for excess life insurance coverage.
(2)	Represents payments for excess life insurance coverage.
(3)	Includes $25,000 signing bonus.
(4)	Represents amount paid as car allowance.
(5)	Includes (i) $242,585 paid in connection with the cancellation of a life insurance policy which was under a key person supplemental life program which has been terminated, (ii) $112,500 note payment (see Note 11 of our consolidated financial statements) and (iii) $4,905 for matching payments to defined contribution plans and payments for excess life insurance coverage. We have satisfied the balance of the note payable as of September 30, 2005.

Option Grants in 2004

	Individual grants
	Number of securities underlying options granted (#)(1)	Percent of total options granted to employees in fiscal year 2004 (2)	Exercise price per share	Expiration date	Potential realizable value at assumed annual rates of stock price appreciation for option term (3)
Name					0%	5%	10%
Charles K. Narang	—	—%	$—	—	$—	$—	$—
Michael W. Solley	368,421	60.9	0.19	06/30/14	3,982,631	6,531,309	10,441,481
Judith L. Bjornaas	13,157	2.2	0.19	06/30/14	142,227	233,245	372,885
Terry W. Glasgow	39,473	6.5	10.00	04/21/14	39,473	312,541	731,481
	26,315	4.4	10.00	09/13/14	26,315	208,358	487,648
Linda J. Allan	—	—	—	—	—	—	—

(1)	Each option represents the right to purchase one share of Class A common stock.
(2)	During 2004, we granted employees options to purchase an aggregate of 604,716 shares of Class A common stock.
(3)	There was no public market for our common stock on the grant dates of these options. Accordingly, we calculated the potential realizable value by multiplying the number of shares of our common stock subject to a given option by the assumed initial public offering price of $11.00 per share, assuming that the aggregate stock value derived from that calculation compounds at the annual rates of 0%, 5% and 10% for the entire term of the option, and subtracting from that result the total option exercise price.

Aggregate Fiscal Year-End Option Values

The following table provides information regarding stock options held by the named executive officers as of December 31, 2004.

	Number of securities underlying unexercised options at end of fiscal year		Value of unexercised in-the-money options at end of fiscal year(1)
	Exercisable	Unexercisable	Exercisable	Unexercisable
Charles K. Narang	—	—	$—	$—
Michael W. Solley	—	368,421	—	3,982,631
Judith L. Bjornaas	—	52,630	—	313,935
Terry W. Glasgow	—	65,788	—	65,788
Linda J. Allan(2)	—	407,894	—	4,217,339

(1)	Value is calculated by subtracting the exercise price per share from the assumed initial public offering price of $11.00 per share and multiplying the result by the number of shares subject to the option.
(2)	A portion of these options will become exercisable upon the completion of the offering and we expect that some will be sold in the offering.

Executive Employment Contracts

We do not have employment agreements with any of our executives.

Employee Benefit Plans

401(k) Plan

We sponsor a defined contribution 401(k) profit sharing plan that covers all eligible full-time and part-time employees. We provide 50% matching funds for eligible participating employees, limited to the employee’s participation of up to 5% of earnings. Currently, for certain non-highly compensated employees, we provide 100% matching funds limited to the employees’ participation of up to 6% of their earnings. Our total contributions to the plan totaled $0.8 million for the six months ended June 30, 2005, $1.8 million for the year ended December 31, 2004, $1.5 million for the year ended December 31, 2003 and $1.1 million for the year ended December 31, 2002.

We are also required to contribute to a union pension plan under a Collective Bargaining Agreement with the International Association of Machinists and Aerospace Workers for eligible employees on one of our contracts. The current agreement expires December 31, 2006. For years ended December 31, 2002, 2003 and 2004, the contribution amounts were approximately $45,000, $24,000 and $19,000, respectively. For the six months ended June 30, 2005 the contribution was approximately $7,500.

For certain of our contracts, we are required to adopt a 401(k) retirement plan for eligible employees. For the years ended December 31, 2002, 2003 and 2004, the contribution amounts were approximately $75,000, $81,000 and $116,000, respectively. For the six months ended June 30, 2005, the contribution was approximately $63,000.

2005 Performance Incentive Plan

Our board of directors has adopted our 2005 Performance Incentive Plan which plan has been approved by our stockholders. The 2005 Performance Incentive Plan provides for the grant of incentive stock options and nonqualified stock options, stock appreciation rights, the grant or sale of restricted shares and other stock-based awards and incentive awards. Prior to completion of the offering and in connection with the merger and share exchange with NCI Information Systems, Inc., we will assume under the plan all issued and outstanding options to acquire stock of NCI Information Systems, Inc., and after the merger these options will be exercisable under the plan for 1,693,386 shares of a Class A common stock. The committee administering the plan may provide for the payment of dividend equivalents, on a current, deferred or contingent basis, on awards granted under the plan. Subject to compliance with applicable tax law rules, the committee administering the plan may also authorize participants in the plan to defer receipt or settlement of an award and may further provide that deferred payments include the payment of dividend equivalents or interest on the deferred amounts.

Options: Under the 2005 Performance Incentive Plan, we may grant options intended to qualify as incentive stock options under Section 422 of the Code and non-qualified stock options not intended to so qualify. The option exercise price of an incentive stock option may not be less than the fair market value of the Class A common stock on the date the option is granted. The plan prohibits repricing of an outstanding option, and therefore, the committee administering the plan may not, without the consent of the stockholders, lower the exercise price of an outstanding option. This limitation does not, however, prevent adjustments resulting from stock dividends, stock splits, reclassifications of stock or similar events.

Restricted Shares: Restricted shares may be granted in consideration of the performance of services or payments by a participant that may be less than the market value of our common stock on the date of grant. Each grant or sale will constitute an immediate transfer of the ownership of common stock to the participants. During the restricted period, the restricted shares will be subject to a substantial risk of forfeiture and may not be transferred by the participant.

Stock Appreciation Rights: Stock appreciation rights entitle the recipient to a payment in cash, shares of Class A common stock or both, as we determine, equal to the excess of the fair market value of our Class A common stock on the date of exercise of the stock appreciation right over the fair market value on the date the award is granted.

Other Stock Based Awards: Other stock based awards are awards other than options, restricted shares or stock appreciation rights that are denominated in, valued in whole or in part by reference to, or otherwise based on or related to our Class A common stock.

Incentive Awards: Incentive awards are performance based awards that are denominated in dollars. Both annual and long-term incentive awards may be granted. Performance goals for incentive awards and other awards under the Plan as established by the committee administering the plan. Performance goals for awards intended to constitute performance based compensation under Section 162(m) of the Code include specified levels of, or increases in, our return on equity, earnings per share, total earnings, earnings growth, return on capital, return on assets, economic value added, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization, sales growth, gross margin return on investment, increase in the fair market value of the shares, share price (including but no limited to growth measures and total shareholder return), net operating profit, cash flow return on investments (which equals net cash flow divided by total capital), internal rate of return, increase in net present value or expense targets.

Shares Reserved; Plan Limits: We have reserved a total of 3,157,895 shares of our Class A common stock for issuance under the 2005 Performance Incentive Plan, subject to adjustment in the event of forfeitures, transfers of common stock to us in payment of the exercise price or withholding amounts or changes in our capital structure. On August 1st of each year the total number of shares of Class A common stock reserved for issuance under the Plan will increase by 78,947 shares. The maximum incentive awards that may be granted to an individual participant in any one calendar year is $1.0 million for each full or partial year in the performance cycle for the award. No participant may be granted awards for more than 394,737 shares during any calendar year.

Eligibility: Officers, employees, non-employee directors and consultants of NCI and related entities may be selected by the the committee administering the plan to receive benefits under the plan. The committee administering the plan may provide for special terms for awards to participants who are foreign nationals or who are employed by us outside the United States as the board of directors may deem necessary or appropriate to accommodate differences in local law, tax policy or custom.

Adjustments: The number of shares covered by outstanding awards, certain other provisions contained in outstanding awards, the number of shares reserved for issuance under the plan and the other share limits contained in the plan are subject to adjustment in certain situations as provided in the plan.

Administration, Termination and Amendments: The Compensation Committee of our board of directors administers and interprets the plan. The plan terminates ten years after its initial adoption by our board of directors, unless terminated earlier by our board. The plan may be amended by the board of directors so long as any amendment that increases the aggregate number of shares available, that changes the class of employees eligible for incentive stock options or that must be approved by our stockholders in order to comply with applicable law or the rules of any securities exchange or market on which shares of common stock are traded or quoted is subject to obtaining such stockholder approval.

Plan Benefits: As of October 4, 2005, there were options to purchase 1,693,386 shares of Class A common stock outstanding under the plan with a weighted average exercise price of $3.63 per share. Currently, it is not possible to determine specific awards that may be granted in the future under the plan. We are authorized to grant options covering up to an additional 1,464,509 shares of Class A common stock under our 2005 Performance Incentive Plan.

	Equity compensation plan information as of December 31, 2004
	(A)	(B)	(C)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation plans approved by security holders	1,696,017	$3.26	—
Equity compensation plans not approved by security holders	—	—	—

Total	1,696,017	$3.26	—

2005 Incentive Compensation Plan

We have a 2005 Incentive Compensation Plan pursuant to which we may make annual cash awards to certain senior executives and selected management personnel. The plan is effective for the period January 1, 2005 to December 31, 2005. Awards may only be made under the plan if we achieve or exceed a pre-established profit level for the effective period of the plan. For each participant in the plan, we establish target levels for performance objectives, such as revenue, profit and new business awards. Cash awards to participants will be made based on the relative degree to which the participants achieve or exceed these targets.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of October 4, 2005, information with respect to the beneficial ownership of our common stock by:

•	each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of the selling stockholders;

•	each director of NCI and each executive officer; and

•	all directors and executive officers as a group.

The selling stockholders will acquire the shares of Class A common stock being offered by exercising options granted by us. The percentages shown are based on 478,946 shares of Class A common stock and 6,300,000 shares of Class B common stock outstanding as of September 2, 2005 and 5,628,946 shares of Class A common stock and 6,300,000 shares of Class B common stock to be outstanding after the offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Common stock subject to options that are currently exercisable or exercisable within 60 days of October 4, 2005 are deemed to be outstanding and beneficially owned by the person holding such options or warrants. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law, and have the same address as NCI, Inc. Our address is 11730 Plaza America Drive, Reston, Virginia 20190.

	Class A common stock(1)(2)					Class B common stock(1)		Percent of vote of all classes of common stock
Name	Shares beneficially owned prior to this offering		Shares being offered	Shares beneficially owned after this offering
	Number	Percent	Number	Number	Percent	Number	Percent	Before offering	After offering
Charles K. Narang(3)	478,946	100.0%	—	478,946	8.5%	6,300,000	100.0%	100.0%	92.5%
Michael W. Solley(4)	368,421	43.5%	—	368,421	6.1%	—	—	*	*
Judith L. Bjornaas(4)	13,157	2.7%	—	13,157	*	—	—	*	*
Terry W. Glasgow	—	—	—	—	—	—	—	—	—
Linda J. Allan(4)	368,421	43.5%	130,948	237,473	4.0%	—	—	*	*
James P. Allen	—	—	—	—	—	—	—	—	—
James E. Lawler	—	—	—	—	—	—	—	—	—
Paul V. Lombardi	—	—	—	—	—	—	—	—	—
J. Patrick McMahon	—	—	—	—	—	—	—	—	—
Daniel R. Young	—	—	—	—	—	—	—	—	—
All executive officers and directors as a group (10 persons)(5)	1,228,945	100.0%	130,948	1,097,997	17.6%	6,300,000	100.0%	100.0%	92.6%
Estate of Norris B. Carter(6)	221,052	31.6%	219,052	2,000	*	—	—	*	*

(1)	The holders of each share of Class A common stock are entitled to one vote per share, and the holder of the shares of Class B common stock is entitled to ten votes per share.
(2)	Excludes shares of Class B common stock that are convertible into shares of Class A common stock at the election of the holder.
(3)	Includes 478,946 shares of Class A common stock outstanding which are held of record by the Shashi K. Narang 2004 GRAT, under Trust Agreement dated December 29, 2004, and the Chander K. Narang 2004 GRAT, under Trust Agreement dated December 29, 2004.
(4)	Represents shares issuable upon exercise of outstanding stock options.
(5)	Includes 749,999 shares issuable upon exercise of outstanding stock options.
(6)	Mr. Carter was a former employee of NCI Information Systems, Inc. and his estate is a selling stockholder. The address for the estate is c/o Law Offices of McEvoy & Dean, 8 West Third Street, Frederick, MD 21701.
*	Represents less than 1%.

RELATED PARTY TRANSACTIONS

In January 2005, we entered into a subcontracting agreement with Net Commerce Corporation, a government contractor which provides support in the performance of certain imaging, indexing and retrieval services for the District of Columbia Department of Motor Vehicles. This relationship allows us to provide cost effective services in non-core business areas such as electronic imaging and retrieval services. Net Commerce is wholly-owned by Rajiv Narang, the son of Charles K. Narang, our founder, Chairman and Chief Executive Officer. The agreement provides for payments on a time-and-materials basis based on labor utilization for the month. For the six months ended June 30, 2005, we made payments to Net Commerce Corporation totaling $312,891. The current subcontract has a value of $409,222, which will increase by approximately $372,000 as a result of its extension from September 2005 to May 2006. We are also a party to a fixed-price purchase order with Net Commerce Corporation to provide support on our contract with the Drug Enforcement Agency, which began in January 2005 and expired in September 2005. For the six months ended June 30, 2005, we have made payments to Net Commerce Corporation on this purchase order totaling $88,125. Additionally, in June 2005, we terminated a consulting arrangement with Net Commerce Corporation pursuant to which we had paid $142,360 during 2004 and $169,650 during the six months ended June 30, 2005. During 2002, Net Commerce Corporation provided support to us on a number of short-term projects and we paid a total of $177,847 for these services in 2002. Prior to April 1, 2004, Net Commerce Corporation was owned by Charles K. Narang. Additionally, we have provided network management services to Net Commerce Corporation during the periods 2002 through 2004. We were paid approximately $13,000, $107,000 and $34,000 for the services provided in the years ending December 31, 2002, 2003, and 2004, respectively. No services have been provided in the six months ended June 30, 2005. We believe that the terms of these agreements reflect then current market conditions.

We have used private aircraft to accommodate the travel needs of our executives for our business. These aircraft are owned directly or indirectly by Michael W. Solley, our President and one of our directors. We have paid to Mr. Solley or his affiliate $7,727 in 2003, $164,820 in 2004 and $37,367 during the six months ended June 30, 2005 as reimbursement for fees and expenses associated with the business use of these aircraft. We believe that these reimbursements reflect then current market conditions. We have no formal business arrangement with Mr. Solley and the arrangement can be terminated by either party for any reason.

S Corporation Distributions

Since our initial incorporation in 1989, we have been treated for federal and state income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws. As a result, our earnings are taxed, and will be taxed until the termination of our S corporation status, with certain exceptions, directly to our existing stockholders rather than to us, leaving our existing stockholders responsible for paying income taxes on these earnings. We have historically paid distributions to our stockholders to enable them to pay their income tax liabilities as a result of our status as an S corporation and, from time to time, to distribute previously undistributed S corporation earnings and profits. We made cash S corporation distributions to our existing stockholders of approximately $8.1 million during 2002, $4.0 million during 2003, $3.5 million during 2004 and $3.0 million in the six months ended June 30, 2005.

We will revoke our S corporation status in connection with this offering. We intend to distribute substantially all of our S corporation earnings for tax purposes through the date of revocation of S corporation status to our existing stockholders. The actual amount of the distribution of S corporation earnings to our existing stockholders will depend on the amount of our income prior to completion of the offering. We estimate the final distribution of S corporation earnings will be approximately $5 million and will occur during the fourth quarter of 2005 or the first quarter of 2006.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 37,500,000 shares of Class A common stock, $0.019 par value, and 12,500,000 shares of Class B common stock, $0.019 par value, after giving effect to a share exchange, merger and 1-for-1.9 reverse reverse stock split. See “Transactions Prior to Offering—Share Exchange, Merger and Stock Split.” Together, the Class A common stock and the Class B common stock comprise all of the authorized capital stock. Prior to this offering, there were 6,300,000 shares of Class B common stock outstanding, all of which were held of record by Charles K. Narang, our founder, Chairman and CEO, and 478,946 shares of Class A common stock outstanding, all of which were held of record by two stockholders, the Shashi K. Narang 2004 GRAT, under Trust Agreement dated December 29, 2004, and the Chander K. Narang 2004 GRAT, under Trust Agreement dated December 29, 2004.

Common Stock

Upon completion of this offering, and assuming the over-allotment option is not exercised, there will be 5,628,946 shares of Class A common stock and 6,300,000 shares of Class B common stock outstanding. All of the outstanding shares of Class B common stock will be beneficially owned by Charles K. Narang, our founder, Chairman and Chief Executive Officer. In addition, an aggregate of 1,343,386 shares of our Class A common stock will be subject to issuance upon the exercise of options granted under our 2005 Performance Incentive Plan.

Voting. Holders of Class A common stock are entitled to one vote for each share held of record, and holders of Class B common stock are entitled to ten votes for each share held of record, except with respect to any “going private transaction” (generally, a transaction in which Mr. Narang, his affiliates, his direct or indirect permitted transferees or a group, which includes Mr. Narang, such affiliates and permitted transferees, seek to buy all outstanding shares), as to which each share of Class A common stock and Class B common stock are entitled to one vote per share. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors, except as required by law. Holders of our common stock do not have cumulative voting rights in the election of directors.

As a result of this offering, excluding any over-allotment shares, the percentage of the voting power of the outstanding common stock owned or controlled by Mr. Narang will decline to approximately 92.5% if the over-allotment option is not exercised and 91.5% if the over-allotment option is exercised in full; but he will continue to control all actions to be taken by the stockholders, including the election of all directors to the board of directors. See “Principal and Selling Stockholders” and “Risk Factors—Mr. Narang, our founder, Chairman and CEO, will continue to control the Company after the offering and his interests may not be aligned with yours.”

Dividends; Stock Splits. Holders of common stock are entitled to receive, when and if declared by the board of directors from time-to-time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes. Each share of Class A common stock and Class B common stock is equal in respect of dividends and other distributions in cash, stock or property, except that in the case of stock dividends, only shares of Class A common stock will be distributed with respect to the Class A common stock and only shares of Class B common stock will be distributed with respect to Class B common stock. In no event will either Class A common stock or Class B common stock be split, divided or combined unless the other class is proportionately split, divided or combined. For example, as a result of our 1-for-1.9 reverse stock split with respect to the Class A common stock, we also effected a 1-for-1.9 reverse stock split with respect to the Class B common stock.

Conversion. The shares of Class A common stock are not convertible into any other series or class of securities. Each share of Class B common stock, however, is freely convertible into one share of Class A common stock at the option of the Class B stockholder. Except for transfers to certain family members or trusts established for the benefit of such family members, transfers to partnerships, corporations, or similar entities whose general partners, stockholders or members are, directly or indirectly, such family members, and transfers to certain charitable organizations or to one of our employee benefit plans (each, a “Permitted Transferee”), any transfer of Class B common stock will result in the automatic conversion of the transferred shares into Class A common stock. In addition, if Mr. Narang transfers shares of Class B common stock to one or more Permitted Transferees and at any time after such transfer or transfers he does not exercise voting control over the transferred shares, then all of the shares of Class B common stock which Mr. Narang has transferred to these Permitted Transferees and over which Mr. Narang does not exercise voting control will automatically convert to an equivalent number of shares of Class A common stock. Shares of Class B common stock may be pledged as collateral for indebtedness but, unless the pledgee is a Permitted Transferee, the shares will automatically convert to Class A common stock upon any transfer in foreclosure of the pledged shares. Upon Mr. Narang’s death or permanent mental incapacity, all outstanding shares of Class B common stock automatically convert to Class A common stock.

Mergers, Consolidations and Other Transactions. In the event that we enter into any consolidation, merger, combination or other transaction in which shares of common stock are exchanged for other capital stock, cash or property, then the shares of each class of common stock will be exchanged for the same amount of capital stock, cash or property, as the case may be, for which each share of any other class of common stock is exchanged. Holders of each class of common stock may receive different distributions of stock, securities, cash or property if:

•	shares of common stock are exchanged for shares of capital stock, then the shares exchanged may differ only to the extent that the Class A common stock and the Class B common stock differ;

•	the holders of Class A common stock receive an amount of stock, securities, cash or property per share having a value greater than or equal to the value per share into which or for which each share of Class B common stock is exchanged; or

•	holders of Class A common stock and holders of Class B common stock receive an amount of stock, securities, cash or property per share in accordance with a transaction approved by the holders of a majority of Class A common stock and by the holders of a majority of Class B common stock, each voting separately as a class.

Nasdaq. We have applied to list our Class A common stock on The Nasdaq National Market under the symbol “NCIT.”

Corporate Governance Provisions of Our Certificate of Incorporation and Bylaws

Advance Notice. Our bylaws require that advance written notice of all director nominations or other business matters proposed to be brought before an annual meeting of stockholders be delivered to our Secretary at our principal executive office not later than 60 days nor more than 120 days prior to the first anniversary of the date on which we first mailed our proxy materials for the prior year’s annual meeting of stockholders. This provision may make it more difficult for stockholders to nominate or elect directors or take action opposed by our board.

Special Meetings. Our certificate of incorporation and bylaws provide that special meetings of the stockholders may be called by our Secretary at the direction of:

•	the affirmative vote of a majority of the board of directors;

•	the chairman of the board of directors;

•	the chief executive officer; or

•	the holders of shares representing a majority of the voting power of the outstanding common stock entitled to vote at such meeting of stockholders.

No Stockholder Action by Written Consent. Our certificate of incorporation provides that stockholders entitled to take action on any matter may act solely at a meeting of stockholders duly called and held in accordance with applicable law and our certificate of incorporation and bylaws and may not act by a consent or consents in writing. Accordingly, our stockholders will not be able to take action by written consent in lieu of a meeting. This provision may have the effect of deterring hostile takeovers or delaying changes in control or management.

Indemnification of Directors and Officers. Our certificate of incorporation and bylaws provide a right to indemnification for expenses, attorney’s fees, damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any person whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in our right by reason of the fact that he or she is or was our director or officer or while our director or officer, is or was serving at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, to the fullest extent permitted under the Delaware General Corporation Law. Our certificate of incorporation and bylaws also provide for the advancement of expenses to an indemnified party. Additionally, we may indemnify any employee or agent of ours to the fullest extent permitted by law. Our bylaws authorize us to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance.

Anti-Takeover Effects of Delaware Law and Provisions of our Certificate of Incorporation and Bylaws. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction involving NCI and an interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior did own, 15.0% or more of our voting stock.

Our certificate of incorporation and bylaws to be effective upon the completion of this offering provide:

•	that the number of directors shall be fixed exclusively by the board of directors pursuant to a resolution adopted by a majority of the board of directors;

•	that directors may be removed at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors; and

•	that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office.

The limitations on the number of directors on the board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, which could have the effect of discouraging a third party from attempting to do so.

Our certificate of incorporation and bylaws will also provide that:

•	any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written consent in lieu of a meeting; and

•	special meetings of the stockholders may only be called by the chairman of the board of directors, the chief executive officer, the board of directors acting pursuant to a resolution adopted by a majority of the whole board or the holders of shares representing a majority of the voting power of the outstanding shares of our capital stock entitled to vote at such a meeting of stockholders.

These provisions could delay until the next stockholders’ meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders’ meeting and not by written consent.

Delaware’s corporation law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Following the share exchange and merger, our amended and restated certificate of incorporation will require the affirmative vote of the holders of at least 75% of the combined voting power of the outstanding shares of our capital stock entitled to vote to amend or repeal any of the foregoing provisions of our amended and restated certificate of incorporation. Generally, our amended and restated bylaws may be amended or repealed at any meeting of the board of directors or the stockholders, provided notice of the proposed change was given in the notice of the meeting and, in the case of a meeting of the board of directors, in a notice given at least 24 hours prior to the meeting.

Limitations on Liability of Officers and Directors. Our certificate of incorporation provides that none of the directors shall be personally liable to us or our stockholders for monetary damages for breaches of their fiduciary duty as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	the payment of unlawful dividends and certain other actions prohibited by Delaware General Corporation Law; and

•	any transaction from which the director derived any improper personal benefits.

The effect of this provision of our certificate of incorporation is to eliminate our rights and the rights of our stockholders to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of our Class A common stock in the public market could adversely affect the market price of our Class A common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon consummation of this offering, we will have 5,628,946 shares of Class A common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock at the initial public offering price less the underwriters’ discount, and no exercise of outstanding options or warrants. Of these shares, the 5,150,000 shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, except that any shares purchased by our affiliates may generally only be sold in compliance with the limitations of Rule 144 described below. An affiliate is defined under Rule 144 as a person that controls, is controlled by or is under common control with NCI, Inc. The remaining shares of Class A common stock, and all of the shares of Class B common stock, are held by existing stockholders and were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Upon expiration of the lock-up agreements, as described below, 6,778,946 shares of Class A common stock (including shares of Class A common stock into which shares of Class B common stock may be converted) will become eligible for sale, subject in most cases to the limitations of either Rule 144 or Rule 701 under the Securities Act.

Lock-up Agreements

All of our officers and directors have entered into lock-up agreements with the underwriters. These lock-up agreements provide that these individuals will not offer, sell, contract to sell, pledge (other than to us), hedge or otherwise dispose of our Class A common stock, Class B common stock, or any securities convertible into or exchangeable for our capital stock, owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Legg Mason Wood Walker, Incorporated, as representative of the underwriters, other than certain permitted transfers. Each purchaser of shares of Class A common stock through the directed share program will be required to enter into a lock-up agreement precluding such purchaser from disposing of or hedging any such shares for a period of 30 days after the date of this prospectus without the prior written consent of Legg Mason Wood Walker, Incorporated.

Legg Mason Wood Walker, Incorporated, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice, but they have advised us that they have no present intent or arrangement to release any of the securities subject to lock-up agreements prior to expiration of the lock-up period. Factors Legg Mason Wood Walker, Incorporated may consider in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our Class A common stock, historical trading volumes of our Class A common stock and whether the person seeking the release is our officer, director or affiliate.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our Class A common stock or Class B common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the shares of Class A common stock then outstanding, which will equal 56,290 shares immediately after this offering; or

•	the average weekly trading volume of the Class A common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 must comply with manner of sale provisions and notice requirements, and information about us must be publicly available.

Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Under Rule 701, persons who purchase shares upon the exercise of options granted prior to the effective date of this offering are entitled, beginning 90 days after this offering, to sell those shares in reliance on Rule 144, without complying with the holding period requirements or, in the case of sales by non-affiliates, without complying with any of the limitations and requirements of Rule 144 except manner of sale limitations. The options granted to our directors and named executive officers, covering an aggregate of 947,363 shares of Class A common stock, were granted under Rule 701.

Stock Options

The Estate of Mr. Norris B. Carter and Ms. Linda J. Allan have been issued options to purchase shares of our common stock. In May 2000, Mr. Carter received options, which after the share exchange, merger and stock split, allow him to purchase 221,052 shares of our Class A common stock at an exercise price of $0.019 per share. In May 2001, Ms. Allan received options, which after the share exchange, merger and stock split, allow her to purchase 368,421 shares of our Class A common stock at an exercise price of $0.019 per share. In addition, as of October 4, 2005, approximately 1,103,913 shares of our Class A common stock were issuable pursuant to stock options granted under our stock option plans.

We intend to file a registration statement on Form S-8 under the Securities Act following this offering, to register up to 2,807,895 shares of Class A common stock, including 1,343,386 of the 1,693,386 shares of Class A common stock subject to outstanding options as of October 4, 2005. The registration statement is expected to become effective upon filing.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement between us, the selling stockholders and the underwriters, each of the underwriters named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to each named underwriter, the number of shares set forth opposite the name of each underwriter.

Underwriters	Number of shares
Legg Mason Wood Walker, Incorporated
Raymond James & Associates, Inc.
Robert W. Baird & Co. Incorporated
Stephens Inc.

Total

The underwriting agreement provides that the obligation of the underwriters to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus, and some of the shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. If all of the shares are not sold at the initial public offering price, the representatives of the underwriters may change the public offering price and other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 772,500 additional shares of Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We and each of our officers and directors have agreed that for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Legg Mason Wood Walker, Incorporated, offer, sell, hedge or otherwise dispose of any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock held directly by them, subject to certain exceptions. Legg Mason Wood Walker, Incorporated in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

At our request, the underwriters have reserved an aggregate of 144,000 shares of Class A common stock for sale at the public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The number of shares of Class A common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of Class A common stock offered.

Prior to this offering, there has been no public market for our Class A common stock. Consequently, the public offering price for the shares was determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the public offering price or that an active trading market in our Class A common stock will develop and continue after this offering.

We have applied to have our Class A common stock listed on The Nasdaq National Market under the symbol “NCIT.” The underwriters have undertaken to sell shares of Class A common stock to a minimum of 2,000 beneficial owners in lots of 100 or more shares to meet Nasdaq’s distribution requirements for trading.

The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock.

	Per Share				Total
	Without Option		With Option		Without Option		With Option
Underwriting discount and commission paid by us	$		$		$		$
Expenses payable by us
Underwriting discount and commission paid by us on behalf of the selling stockholders
Expenses payable by the selling stockholders		—		—		—		—

We estimate that the total expenses of this offering will be approximately $1,400,000, excluding underwriters’ discount and commission. We will pay all expenses associated with this offering and will pay the underwriters’ discount and commission on all shares sold in the offering, including $             with respect to the selling stockholders’ shares.

In connection with this offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Class A common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by an underwriter’s over-allotment option. In determining the source of shares to close out the covered syndicate short position, an underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. An underwriter must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for, or purchases of, shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Class A common stock. They may also cause the price of the Class A common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares of the Class A common stock offered.

Some of the underwriters have from time-to-time performed, and may in the future perform, various investment banking, financial advisory and other services for us for which they have been paid, or will be paid, customary fees. Raymond James & Associates, Inc. acted as our financial advisor in connection with our acquisition of SES in December 2003.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the issuance of the shares of our Class A common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP. The underwriters are being represented in connection with this offering by DLA Piper Rudnick Gray Cary US LLP.

EXPERTS

The consolidated financial statements of NCI, Inc. at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and the financial statements of Scientific and Engineering Solutions, Inc. at December 23, 2003, and for the period from January 1, 2003 through December 23, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock to be sold in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the Class A common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement may be inspected without charge at the principal office of the Commission in Washington, DC and copies of all or any part of it may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, DC 20549. Copies of this material can also be obtained at prescribed rates by mail from:

Public Reference Section

Securities and Exchange Commission

100 F Street, N.E.

Room 1580

Washington, DC 20549

Attention: Secretary

Please call the Commission at (800) SEC-0330 for further information on the operating rules and procedures for the public reference room. In addition, the Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Prior to this offering, we were not required to file reports with the Commission.

Upon completion of this offering, we will become subject to information and periodic reporting requirements of the Exchange Act, and we will file annual, quarterly and current reports, proxy statements and other information with the Commission. We intend to furnish our stockholders written annual reports containing financial statements audited by our independent auditors, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

We will make our Commission filings available to the public at no cost over the Internet at www.nciinc.com. Amendments to these filings will be posted to our website as soon as reasonably practicable after filing with the Commission. You may also request copies of any exhibits to the registration statement. Please direct your request to:

NCI, Inc.

11730 Plaza America Drive

Reston, Virginia 20190

Attention: Investor Relations

(703) 707-6900

INDEX TO FINANCIAL STATEMENTS

NCI, INC.

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets
As of December 31, 2003 and 2004, and June 30, 2005 (unaudited) and pro forma as of June 30, 2005 (unaudited)	F-3
Consolidated Statements of Income
For the years ended December 31, 2002, 2003 and 2004, and the six months ended June 30, 2004 and 2005 (unaudited)	F-4
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2002, 2003 and 2004, and the six months ended June 30, 2005 (unaudited)	F-5
Consolidated Statements of Cash Flows
For the years ended December 31, 2002, 2003 and 2004, and the six months ended June 30, 2004 and 2005 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

SCIENTIFIC AND ENGINEERING SOLUTIONS, INC.

Report of Independent Registered Public Accounting Firm	F-26
Balance Sheet
As of December 23, 2003	F-27
Statement of Income
For the period January 1, 2003 through December 23, 2003	F-28
Statement of Changes in Stockholder’s Equity
For the period January 1, 2003 through December 23, 2003	F-29
Statement of Cash Flows
For the period January 1, 2003 through December 23, 2003	F-30
Notes to Financial Statements	F-31

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

NCI, Inc.

We have audited the accompanying consolidated balance sheets of NCI, Inc. (the Company) as of December 31, 2003 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NCI, Inc. at December 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

McLean, VA

March 1, 2005, except as to the Reincorporation Transaction and the stock split described in Note 1, as to which the date is October 3, 2005.

NCI, Inc.

Consolidated Balance Sheets

(in thousands, except share amounts)

	As of December 31,		As of June 30, 2005
	2003	2004	Actual	Pro forma
			(unaudited)
				(Note 2)
Assets
Current assets:
Cash and cash equivalents	$1,340	$40	$13	$13
Accounts receivable—net	33,162	38,458	38,932	38,932
Deferred tax asset	—	—	—	2,430
Prepaid expenses and other current assets	1,140	381	375	375

Total current assets	35,642	38,879	39,320	41,750
Property and equipment—net	7,001	6,299	6,632	6,632
Other assets	1,362	1,093	1,099	1,099
Deferred tax asset—net	—	—	—	337
Intangible assets—net	3,644	2,391	1,852	1,852
Goodwill	14,343	15,508	17,427	17,427

Total assets	$61,992	$64,170	$66,330	$69,097

Liabilities and stockholders’ equity
Current liabilities:
Line of credit	$14,951	$12,440	$11,731	$14,731
Accounts payable	5,536	7,086	8,230	8,230
Accrued salaries and benefits	7,453	8,373	9,501	9,501
Other accrued expenses	2,161	3,144	3,385	3,385
Current portion of capital lease obligation	117	242	261	261
Current portion of notes payable	2,800	2,800	2,800	17,800
Due to employee, current portion	132	141	109	109

Total current liabilities	33,150	34,226	36,017	54,017

Capital lease obligation, less current portion	275	388	301	301
Long-term notes payable, less current portion	11,200	8,633	7,233	7,233
Deferred rent	4,973	4,843	4,678	4,678
Due to employee, less current portion	178	37	—	—

Total liabilities	49,776	48,127	48,229	66,229

Stockholders’ equity:
Class A common stock, $0.019 par value—37,500,000 shares authorized; 478,946 shares issued and outstanding (Note 6)	9	9	9	9
Class B common stock, $0.019 par value—12,500,000 shares authorized; 6,300,000 shares issued and outstanding (Note 6)	120	120	120	120
Additional paid-in capital	3,107	5,508	5,423	5,423
Deferred compensation	(1,471)	(2,693)	(2,235)	(2,235)
Retained earnings (deficit)	10,451	13,099	14,784	(449)

Total stockholders’ equity	12,216	16,043	18,101	2,868

Total liabilities and stockholders’ equity	$61,992	$64,170	$66,330	$69,097

See Notes to Consolidated Financial Statements.

NCI, Inc.

Consolidated Statements of Income

(in thousands, except per share amounts)

	Year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Revenue	$138,165	$136,421	$171,253	$81,227	$93,875

Operating costs and expenses:
Cost of revenue	115,728	113,521	144,146	68,229	79,671
General and administrative expense	12,166	14,524	16,363	8,037	7,239
Depreciation and amortization	1,600	1,576	1,741	886	801
Amortization of intangible assets	20	16	1,252	616	539

Total operating costs and expenses	129,514	129,637	163,502	77,768	88,250

Operating income	8,651	6,784	7,751	3,459	5,625

Interest income	21	15	26	6	26
Interest expense	(826)	(439)	(1,373)	(721)	(768)

Income before taxes	7,846	6,360	6,404	2,744	4,883
Income taxes	242	262	276	118	220

Net income	$7,604	$6,098	$6,128	$2,626	$4,663

Earnings per common and common equivalent share:
Basic:
Weighted average shares outstanding	6,779	6,779	6,779	6,779	6,779
Net income per share	$1.12	$0.90	$0.90	$0.39	$0.69

Diluted:
Weighted average shares and equivalent shares outstanding	7,350	7,347	7,443	7,351	7,571
Net income per share	$1.03	$0.83	$0.82	$0.36	$0.62

Unaudited pro forma income tax information:
Income before taxes	$7,846	$6,360	$6,404	$2,744	$4,883
Pro forma provision for income taxes	3,044	2,448	2,595	1,112	1,939

Pro forma net income	$4,802	$3,912	$3,809	$1,632	$2,944

Unaudited pro forma earnings per common and common equivalent share:
Basic:
Weighted average shares outstanding	6,779	6,779	6,779	6,779	6,779
Pro forma net income per share	$0.71	$0.58	$0.56	$0.24	$0.43

Diluted:
Weighted average shares and equivalent shares outstanding	7,140	7,143	7,158	7,134	7,228
Pro forma net income per share	$0.67	$0.55	$0.53	$0.23	$0.41

Unaudited pro forma earnings per common and common equivalent share, as adjusted for distribution (Note 2):
Basic:
Weighted average shares outstanding, as adjusted			8,870		8,870
Pro forma net income per share, as adjusted			$0.43		$0.33
Diluted:
Weighted average shares and equivalent shares outstanding, as adjusted			9,249		9,319
Pro forma net income per share, as adjusted			$0.41		$0.32

See Notes to Consolidated Financial Statements.

NCI, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

(in thousands)

	Class A common stock		Class B common stock		Additional paid-in capital	Deferred compensation	Retained earnings	Total stockholders’ equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2001	479	$9	6,300	$120	$1,348	$—	$8,877	$10,354
Net income	—	—	—	—	—	—	7,604	7,604
Distributions to stockholders	—	—	—	—	—	—	(8,081)	(8,081)
Issuance of stock options	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—

Balance at December 31, 2002	479	9	6,300	120	1,348	—	8,400	9,877
Net income	—	—	—	—	—	—	6,098	6,098
Distributions to stockholders	—	—	—	—	—	—	(4,047)	(4,047)
Issuance of stock options	—	—	—	—	1,759	(1,759)	—	—
Amortization of deferred compensation	—	—	—	—	—	288	—	288

Balance at December 31, 2003	479	9	6,300	120	3,107	(1,471)	10,451	12,216
Net income	—	—	—	—	—	—	6,128	6,128
Distributions to stockholders	—	—	—	—	—	—	(3,480)	(3,480)
Issuance of stock options	—	—	—	—	2,401	(2,401)	—	—
Amortization of deferred compensation	—	—	—	—	—	1,179	—	1,179

Balance at December 31, 2004	479	9	6,300	120	5,508	(2,693)	13,099	16,043
Net income (unaudited)	—	—	—	—	—	—	4,663	4,663
Distributions to stockholders (unaudited)	—	—	—	—	—	—	(2,978)	(2,978)
Issuance of stock options (unaudited)	—	—	—	—	(85)	85	—	—
Amortization of deferred compensation (unaudited)	—	—	—	—	—	373	—	373

Balance at June 30, 2005 (unaudited)	479	$9	6,300	$120	$5,423	$(2,235)	$14,784	$18,101

See Notes to Consolidated Financial Statements.

NCI, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Cash flows from operating activities
Net income	$7,604	$6,098	$6,128	$2,626	$4,663
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,620	1,592	2,993	1,502	1,340
Cash surrender value of life insurance	(98)	(70)	(70)	(68)	(334)
Loss (gain) on sale and disposal of property and equipment	4	(1)	8	8	1
Non-cash stock compensation expense	—	288	1,179	109	373
Changes in operating assets and liabilities, net of effect of business combination:
Accounts receivable, net	838	3,712	(5,297)	(2,967)	(474)
Prepaid expenses and other assets	218	(875)	1,099	138	345
Accounts payable	(704)	514	1,550	911	1,144
Accrued expenses/other current liabilities	551	(3,746)	1,848	1,041	1,369
Deferred rent	—	4,964	(74)	91	(165)
Due to employee	(87)	(123)	(132)	(65)	(69)

Net cash provided by operating activities	9,946	12,353	9,232	3,326	8,193

Cash flows from investing activities
Purchase of property and equipment	(1,095)	(5,319)	(1,055)	(442)	(1,151)
Proceeds from sale of property and equipment	67	3	—	—	4
Cash paid for purchase of SES	—	(19,181)	(1,157)	(143)	(1,919)
Note receivable from stockholder	3,622	—	—	—	—

Net cash provided by (used in) investing activities	2,594	(24,497)	(2,212)	(585)	(3,066)

Cash flows from financing activities
(Payments on) proceeds from line of credit, net	(4,808)	3,227	(2,511)	559	(708)
Proceeds from (payments on) term loan	—	14,000	(2,567)	(1,400)	(1,400)
(Principal payments under) additions to capital lease obligation	(79)	(12)	238	51	(68)
Distributions to stockholders	(8,081)	(4,047)	(3,480)	(2,343)	(2,978)

Net cash (used in) provided by financing activities	(12,968)	13,168	(8,320)	(3,133)	(5,154)

Net change in cash and cash equivalents	(428)	1,024	(1,300)	(392)	(27)

Cash and cash equivalents, beginning of year	744	316	1,340	1,340	40

Cash and cash equivalents, end of year	$316	$1,340	$40	$948	$13

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$954	$598	$1,367	$781	$769

Income taxes	$242	$262	$276	$161	$191

See Notes to Consolidated Financial Statements.

NCI, Inc.

Notes to Consolidated Financial Statements

December 31, 2004

1. Organization and Business Overview

Reincorporation Transaction

NCI, Inc. (the Company or NCI) was incorporated in Delaware in July 2005.

In September 2005, we completed a merger and share exchange as a result of which NCI Information Systems, Inc., a Virginia corporation, became our wholly-owned subsidiary. Pursuant to a share exchange agreement, the majority stockholder of NCI Information Systems, Inc. transferred all of his shares of common stock of NCI Information Systems, Inc. to our wholly-owned subsidiary, NCI Acquisition, LLC, a Virginia limited liability company. The majority stockholder received one share of Class B common stock in exchange for each share he transferred. NCI Information Systems, Inc. then merged with our wholly-owned subsidiary, with NCI Information Systems, Inc. surviving the merger. As a result of this merger, each issued and outstanding share of common stock of NCI Information Systems, Inc., other than the shares transferred to our wholly-owned subsidiary by the majority stockholder, was converted into one share of our Class A common stock. In connection with this merger, NCI assumed all of the issued and outstanding options to acquire capital stock of NCI Information Systems, Inc., and these options became exercisable shares of our Class A common stock. As this transaction represented a merger of entities under common control, the transaction was accounted for similar to a pooling-of-interests whereby all financial information prior to the transactions has been restated as if the combined entity existed for the periods presented. Refer to Note 6 for additional description of the capital stock transactions associated with this transaction. The above transactions are collectively referred to herein as the “Reincorporation Transaction.”

Business Overview

NCI is a provider of information technology services and solutions to federal government agencies. The Company’s focus is on designing, implementing, maintaining and upgrading secure information technology (IT) systems and networks by leveraging the Company’s skills across four core service offerings: network engineering; information assurance; systems development and integration; and enterprise systems management. The Company provides these services to defense, intelligence and federal civilian agencies. Substantially all of the Company’s revenue was derived from contracts with the federal government, directly as a prime contractor or as a subcontractor. The Company conducts business domestically in 22 states and the District of Columbia. In addition, the Company conducts business internationally in support of federal government contracts.

The Company’s operations are subject to certain risks and uncertainties including, among others, dependence on contracts with federal government agencies, dependence on significant clients, existence of contracts with fixed pricing, dependence on subcontractors to fulfill contractual obligations, current and potential competitors with greater resources, dependence on key management personnel, ability to recruit and retain qualified employees, and uncertainty of future profitability and possible fluctuations in financial results.

2. Summary of Significant Accounting Policies

Interim Results

The accompanying unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2004 and 2005, have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. As a result, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. In the opinion of management, the accompanying unaudited interim consolidated

NCI, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Interim Results (continued)

financial statements reflect all necessary adjustments and reclassifications (all of which are of a normal, recurring nature) that are necessary for fair presentation for the periods presented. The information disclosed in the notes to the financial statements for these periods is unaudited. It is suggested that these unaudited consolidated financial statements be read in conjunction with the audited consolidated financial statements included herein. The current period’s results of operations are not necessarily indicative of results that may be achieved for any future period.

Unaudited Pro Forma Financial Information

The pro forma consolidated balance sheet data as of June 30, 2005 gives effect to expected deferred tax assets created as a result of the planned termination of the Company’s S corporation status (see Note 13) and the stockholder distributions and the borrowing under the new time loan (see Note 15) as though they had occurred on June 30, 2005.

Major Clients

The Company earned approximately 99% of its revenue from the federal government for the years ended December 31, 2002, 2003 and 2004, respectively. Revenue by client sector for each of the three years ended December 31 was as follows:

	Year ended December 31,
	2002	%	2003	%	2004	%
	(dollars in thousands)
Department of Defense and intelligence agencies	$85,812	62.1%	$83,871	61.5%	$119,755	69.9%
Federal civilian agencies	$50,976	36.9%	$51,567	37.8%	$50,596	29.6%
Commercial and state & local entities	$1,377	1.0%	$983	0.7%	$902	0.5%

Basis of Consolidation

The consolidated financial statements include the accounts of wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain amounts for prior years have been reclassified to conform with the current presentation.

Revenue Recognition

The Company generates its revenue from three different types of contractual arrangements: time-and-materials contracts; cost-plus contracts; and fixed-price contracts.

Revenue on time-and-material contracts is recognized based on negotiated billable rates multiplied by the number of hours delivered plus allowable expenses incurred. The Company considers fixed fees under cost-plus contracts to be earned in proportion to the allowable costs incurred in performance of the contract. Revenue for performance based fee incentives is recognized as earned.

The Company has three basic categories of fixed-price contracts: fixed unit price; fixed-price level-of-effort; and fixed-price completion contracts. Revenue on fixed unit price contracts, where specified units are delivered

NCI, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

under service arrangements, is recognized as units are delivered based on the specified price per unit. Revenue for fixed-price level-of-effort contracts is recognized based upon the number of units of labor actually delivered multiplied by the negotiated rate for each unit of labor. Revenue on fixed-price completion contracts is recognized on the percentage of completion method using costs incurred in relation to total estimated costs.

Contract accounting requires judgment relative to assessing risks, estimating contract revenue and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of the Company’s contracts, the estimation of total revenue and cost at completion is complicated and subject to many variables. Contract costs included material, labor and subcontracting costs, as well as an allocation of allowable indirect costs. Assumptions have to be made regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials. For contract change orders, claims or similar items, the Company applies judgment in estimating the amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is considered probable. Estimates of award fees for certain contracts are also a significant factor in estimating revenue and profit rates based on actual and anticipated awards. Anticipated losses on contracts are recognized at the time they become known.

Cash and Cash Equivalents

The Company considers cash on deposit and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Cash Surrender Value of Life Insurance

The Company had a life insurance policy on its majority stockholder with a total face amount of approximately $1.0 million as of December 31, 2004, of which the Company was the beneficiary. Subsequent to year-end, the policy was transferred to the majority stockholder. As of December 31, 2003, the Company had life insurance policies on its majority stockholder and other officers with a total face value of approximately $2.4 million. During 2004, policies with face values of approximately $1.4 million were either cancelled or transferred to the covered individuals. During 2003, policies with face values of approximately $2.5 million were either cancelled or transferred to the covered individuals. As of December 31, 2003 and 2004, the policies were recorded at their cash surrender value, which approximates fair value.

NCI, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property, equipment and leasehold improvements are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives, which range from two to seven years for property and equipment, over the shorter of the lease term or the useful lives of the leasehold or leasehold improvements and over 30 years for real property. The following table details the net property and equipment at the end of each period:

	As of December 31,		As of June 30, 2005
	2003	2004
			(unaudited)
	(in thousands)
Property and equipment
Furniture and equipment	$8,554	$9,488	$9,964
Leasehold improvements	3,907	3,950	4,579
Real property	558	549	549

	13,019	13,987	15,092
Less: Accumulated depreciation and amortization	6,018	7,688	8,460

Net property and equipment	$7,001	$6,299	$6,632

Goodwill

Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), requires that goodwill no longer be amortized against earnings, but instead reviewed periodically for impairment. Annually, on October 1, the Company performs a fair value analysis of its two reporting units using valuation techniques prescribed in SFAS No. 142. The Company had two reporting units in 2004, NCI and Scientific and Engineering Solutions, Inc. (SES), a wholly-owned subsidiary. For 2005, the Company has one reporting unit as SES was fully integrated into NCI. Based on the analysis performed, the Company determined that no impairment existed as of October 1, 2003 or 2004.

Long-Lived Assets (Excluding Goodwill)

In accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets, a review of long-lived assets for impairment is performed when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. If an indication of impairment is present, the Company compares the estimated undiscounted future cash flows to be generated by the asset to its carrying amount. If the undiscounted future cash flows are less than the carrying amount of the asset, the Company records an impairment loss equal to the excess of the asset’s carrying amount over its fair value. Any write-downs are treated as permanent reductions in the carrying amount of the assets. The Company believes there were no indications of impairment of such assets during 2003 or 2004.

NCI, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Intangible Assets

Intangible assets consisted of the following:

	As of December 31,		As of June 30, 2005
	2003	2004
			(unaudited)
	(in thousands)
Copyrights	$100	$100	$100
Less: Accumulated amortization	100	100	100

	—	—	—

Contract and client relationships	2,260	2,260	2,260
Less: Accumulated amortization	6	792	1,098

	2,254	1,468	1,162

Non-compete agreements	1,400	1,400	1,400
Less: Accumulated amortization	10	477	710

	1,390	923	690

Total	$3,644	$2,391	$1,852

Contract and client relationships are being amortized over five years based on projected cash flows, which are proportionate to acquired backlog. Non-compete agreements are being amortized over 36 months based on their estimated useful lives. Amortization expense for the year ended December 31, 2004 was approximately $1.3 million. Future amortization expense related to intangible assets is expected to be as follows:

For the year ending December 31,	(in thousands)
2005	$1,053
2006	957
2007	354
2008	27

Income Taxes

The Company is treated, for income tax purposes, as an S corporation under Subchapter S of the Internal Revenue Code (the Code) and under relevant sections of the tax law of the various states that conform to the Code. As an S corporation, the net income or loss of the entity is reportable on the personal tax return of the majority stockholder. Consequently, no provision for federal income taxes has been reflected in the accompanying financial statements.

A current provision for state income taxes of approximately $242,000, $262,000 and $276,000 for the years ended December 31, 2002, 2003 and 2004, respectively, and $118,000 and $220,000 for the six months ended June 30, 2004 and 2005, respectively, was recorded for states that do not recognize the S corporation status.

The unaudited pro forma provision for income tax information on the accompanying statements of income for the years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005 show the approximate federal and state income taxes (by applying statutory rates) that would have been incurred had

NCI, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

the Company been taxed as a C corporation in those periods, and thus subject to federal and certain state income taxes. The unaudited pro forma provision for income tax information included in the statements of income and Note 13 is presented in accordance with SFAS No. 109, Accounting for Income Taxes (SFAS No. 109).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Estimated fair values of our financial instruments were determined by management using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The carrying values of the Company’s financial instruments, including cash equivalents, accounts receivable, accounts payable, accrued expenses and bank loans approximate their fair values.

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2004. Although the Company is not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

Derivative Financial Instruments

The Company uses derivative financial instruments to manage its exposure to fluctuations in interest rates on its line of credit. None of the derivatives held by the Company are accounted for as hedges and all are recorded as either assets or liabilities in the consolidated balance sheet, and periodically adjusted to fair value. Adjustments to reflect the changes in the fair values of the derivatives are reflected in earnings. The Company does not hold or issue derivative financial instruments for trading purposes.

Earnings Per Share

SFAS No. 128, Earnings Per Share, requires presentation of basic and diluted earnings per share. Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding for the period. The computation of earnings per share presented is for both Class A and Class B common stock.

Diluted earnings per share reflect potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted earnings per share include the incremental effect of stock options calculated using the treasury stock method.

NCI, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Earnings Per Share (continued)

The following details the historical and pro forma computation of basic and diluted earnings per common share (Class A and Class B) for the years ended December 31, 2002, 2003 and 2004, respectively, and for the six months ended June 30, 2004 and 2005, respectively:

	Year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
	(in thousands, except per share data)
Historical net income	$7,604	$6,098	$6,128	$2,626	$4,663

Weighted average number of basic shares outstanding during the period	6,779	6,779	6,779	6,779	6,779
Dilutive effect of stock options after application of treasury stock method	571	568	664	572	792

Weighted average number of diluted shares outstanding during the period	7,350	7,347	7,443	7,351	7,571

Basic earnings per share	$1.12	$0.90	$0.90	$0.39	$0.69

Diluted earnings per share	$1.03	$0.83	$0.82	$0.36	$0.62

Pro forma net income	$4,802	$3,912	$3,809	$1,632	$2,944

Weighted average number of basic shares outstanding during the period	6,779	6,779	6,779	6,779	6,779
Dilutive effect of stock options after application of treasury stock method	361	364	379	355	449

Weighted average number of diluted shares outstanding during the period	7,140	7,143	7,158	7,134	7,228

Pro forma basic earnings per share	$0.71	$0.58	$0.56	$0.24	$0.43

Pro forma diluted earnings per share	$0.67	$0.55	$0.53	$0.23	$0.41

As discussed in Note 15, in connection with the Company’s proposed initial public offering, a distribution will be made to the stockholders of the Company. The following details pro forma net income per share for the year ended December 31, 2004 and the six months ended June 30, 2005 as adjusted for the estimated number of shares (2,090,909) that the Company would need to issue (at an assumed initial public offering price of $11.00 per share, which is the midpoint of the proposed initial public offering price range) to fund distributions of approximately $23 million to the Company’s existing stockholders, $18 million of which was distributed in July 2005 and $5 million of which represents an estimate of additional funds which may be distributed sometime during the fourth quarter of 2005 or the first quarter of 2006.

NCI, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Earnings Per Share (continued)

	Year ended December 31, 2004	Six months ended June 30, 2005
	(unaudited)
	(in thousands, except per share data)
Pro forma net income	$3,809	$2,944

Weighted average number of basic shares outstanding during the period	8,870	8,870
Dilutive effect of stock options after application of treasury stock method	379	449

Weighted average number of diluted shares outstanding during the period	9,249	9,319

Pro forma as adjusted, basic earnings per share	$0.43	$0.33

Pro forma as adjusted, diluted earnings per share	$0.41	$0.32

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25) using the intrinsic-value method. Under this method, the Company recognized approximately $373,000 and $109,000 as of June 30, 2004 and 2005, respectively, and $288,000 and $1.2 million in compensation expense for stock options issued during 2003 and 2004, respectively. There was no stock-based compensation expense incurred for the year ended December 31, 2002. The Company issued non-qualified stock options to employees at various times during 2003 and 2004 with vesting periods ranging from zero to seven years and any related expense is being amortized over the applicable vesting periods.

SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), as amended, requires the disclosure of pro forma effects on net income computed as if the Company accounted for the stock options under the fair value method. For the options issued during 2003 and 2004, the fair value of the options was estimated using the minimum value method assuming a weighted average risk free interest rate of 3.4% and 3.7%, respectively, with no dividends expected to be paid over the expected life of five to seven years. The pro forma effect on net income is shown in the following table:

	Year ended December 31,		Six months ended June 30,
	2003	2004	2004	2005
	(in thousands)
Net income as reported	$6,098	$6,128	$2,626	$4,663
Add: Stock-based employee compensation expense as reported under APB No. 25 for all awards, net of related tax effects	288	1,179	109	373
Deduct: Stock-based compensation expense determined under SFAS No. 123 for all awards, net of related tax effects	(382)	(1,283)	(155)	(418)

Pro forma net income	$6,004	$6,024	$2,580	$4,618

New Accounting Pronouncements to be Adopted

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123(R), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB No. 25, and amends SFAS No. 95, Statement of Cash Flows.

NCI, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements to be Adopted (continued)

SFAS No. 123(R) will be effective for non-public companies in the first fiscal year beginning after December 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company plans to adopt SFAS No. 123(R) effective January 1, 2006. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition). Non-public entities that did not use the fair-value-based method of accounting are required to apply the prospective transition method of accounting under SFAS 123(R) as of the required effective date. Under the prospective method, a non-public entity accounting for its equity-based awards using the intrinsic-value method under APB No. 25, would continue to apply APB No. 25 in future periods to awards outstanding at the date they adopt SFAS 123(R). All awards granted, modified or settled after the date of adoption would be accounted for using the measurement, recognition and attribution provisions of SFAS 123(R). Although the adoption of SFAS 123(R) is expected to affect the measurement of share-based equity awards to employees after adoption, management does not expect the adoption would have a material effect of the Company’s consolidated results of operations, cash flows or financial position. Information about the fair value of stock options and the proforma impact on the Company’s net earnings for the years ended December 31, 2003 and 2004, and for the six months ended June 30, 2004 and 2005 can be found in the Stock-Based Compensation section of Note 2.

3. Accounts Receivable

Accounts receivable consist of billed and unbilled amounts at December 31, 2003 and 2004 and June 30, 2005 as follows:

	As of December 31,		As of June 30, 2005
	2003	2004
			(unaudited)
	(in thousands)
Billed receivables:
Billed receivables	$20,367	$20,045	$22,437
Billable receivables at end of period	10,758	17,824	16,036

Total billed receivables	31,125	37,869	38,473
Total unbilled receivables	2,237	1,064	1,059

Total accounts receivable	33,362	38,933	39,532
Less: Allowance for doubtful accounts	200	475	600

Total accounts receivable, net	$33,162	$38,458	$38,932

Unbilled receivables primarily consist of fees withheld by the client in accordance with the contract terms and conditions that will be billed upon contract completion and approval of indirect rates.

4. Loan and Security Agreement

On December 23, 2003, the Company entered into a Loan and Security Agreement that provides for a $30.0 million revolving note and a $14.0 million term note.

The revolving note provides a line of credit of up to $30.0 million limited to a percentage of the Company’s eligible receivables as defined in the line of credit agreement. As such, as of December 31, 2002, 2003 and 2004

NCI, Inc.

Notes to Consolidated Financial Statements (continued)

4. Loan and Security Agreement (continued)

and June 30, 2005 approximately $24.6 million, $25.3 million, $26.8 million and $27.0 million, respectively, was available on the line of credit. The unpaid principal balance of the line of credit bears interest based on the LIBOR plus applicable margins.

As of December 31, 2002, 2003 and 2004 and June 30, 2005, the interest rate was 2.9%, 3.7%, 4.5% and 5.3%, respectively. The outstanding borrowings are collateralized by a security interest in substantially all assets of the Company. The bank also requires a direct assignment of all the Company’s contracts at the bank’s discretion. The line of credit is renewable on December 31, 2006. For the years ended December 31, 2002, 2003 and 2004 and for the six months ended June 30, 2004 and 2005, the interest expense was approximately $501,000, $303,000, $584,000, $320,000 and $390,000, respectively.

As of December 31, 2003 and 2004 and June 30, 2005, the term note had an outstanding balance of $14.0 million, $11.4 million and $10.0 million, respectively. The term note balance will be amortized over 60 months commencing February 1, 2004 in consecutive equal monthly installments of $233,000 plus applicable interest with the balance of $5.6 million due on December 31, 2006. The note bears interest based on LIBOR plus applicable margins. The interest rate at December 31, 2003 and 2004 and June 30, 2005 was 4.1%, 5.0% and 5.8%, respectively. The Company’s scheduled term note maturities for the years following December 31, 2004 are $2.8 million in 2005 and $8.4 million in 2006, including a final payment of $5.6 million due on December 31, 2006.

The Loan and Security Agreement requires that the Company meet certain financial covenants including a minimum net worth, a funded debt ratio and a fixed charge coverage ratio. The Company was in compliance with the financial covenants of the line of credit at December 31, 2004. Substantially all assets of the Company have been pledged as collateral under this Loan and Security Agreement.

As described in Note 15, in July 2005 the Loan and Security Agreement was amended.

5. Derivatives

On March 13, 2001, the Company entered into a Master Swap Agreement. In 2001, under this agreement, the Company entered into an interest rate swap and a collar to swap LIBOR-based variable rates on the Company’s line of credit for fixed interest rates. The interest rate swap expired March 15, 2004, and the collar expired March 15, 2003. The Company did not designate the swap or collar as a hedge, therefore, at December 31, 2002, 2003 and 2004, and June 30, 2004 and 2005, an increase in fair value of approximately $64,000, $214,000, $48,600, $0 and $0, respectively, was recorded as interest expense.

On December 23, 2003, the Company entered into an interest rate swap under this agreement, with an initial notional amount of $14.0 million and a monthly amortization of $233,333, to swap a LIBOR-based variable rate on the Company’s term note for fixed interest rates. The interest rate swap expires January 3, 2006, with an optional termination period beginning July 1, 2004 through and including December 1, 2005 at the Company’s discretion. The Company did not designate the swap as a hedge. Therefore, at December 31, 2003, the change in fair value of approximately $55,000 was recorded as additional interest expense and at December 31, 2004, $91,000 was recorded as a reduction in interest expense. At June 30, 2004 and 2005, $60,000 and $17,000, respectively, was recorded as a reduction in interest expense.

NCI, Inc.

Notes to Consolidated Financial Statements (continued)

6. Stockholders’ Equity and Related Items

Common Stock

As described in Note 1, the Company completed the reincorporation of its business in September, 2005. As a result, the Company maintains two classes of common stock. In connection with the proposed initial public offering, on October 3, 2005 the Company effected a 1-for-1.9 reverse stock split of both its Class A and Class B common stock. The effect of this reincorporation, including the reverse stock split, has been reflected retroactively in the accompanying consolidated financial statements.

Holders of Class A common stock are entitled to one vote for each share held of record, and holders of Class B common stock are entitled to ten votes for each share held of record, except with respect to any “going private transaction,” as to which each share of Class A common stock and Class B common stock are both entitled to one vote per share. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors, except as required by law. Holders of our common stock do not have cumulative voting rights in the election of directors.

Holders of common stock are entitled to receive, when and if declared by the board of directors from time-to-time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes. Each share of Class A common stock and Class B common stock is equal in respect of dividends and other distributions in cash, stock or property, except that in the case of stock dividends, only shares of Class A common stock will be distributed with respect to the Class A common stock and only shares of Class B common stock will be distributed with respect to Class B common stock.

Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the Class B stockholder, and in certain other circumstances.

Stock Options

The Board of Directors of the Company duly adopted and approved the 2003 Performance Incentive Plan (the Plan) on January 31, 2003. The Plan was designed to enable the Company to attract and retain key personnel. The Plan will expire on January 31, 2013, subject to earlier termination by the Board of Directors but such expiration shall not affect the validity of outstanding options. Stock options granted in 2003 and 2004 under the Plan will fully vest over a period of zero to seven years from the date of grant in accordance with the individual stock option agreement. The occurrence of an initial public offering of the Company’s stock, the achievement of certain performance criteria, or a change in control as defined by the Plan may accelerate the vesting period. Upon the completion of the initial public offering, additional stock compensation expense of approximately $1,204,000 will be recorded. The Board of Directors of the Company administers the Plan.

During 2003 and 2004 and the first six months of 2005, the Company granted options to purchase 693,925, 604,716 and 78,945 shares of common stock, respectively, to certain employees and directors under the Plan. No options were granted during 2002. Stock-based compensation cost related to stock option grants has been reflected in the net income for the years ended December 31, 2002, 2003 and 2004 and the six months ended June 30, 2004 and 2005 as certain options granted had an exercise price less than the fair market value of the underlying common stock at the date of the grant. Stock compensation expense and pro forma information regarding net income as if the Company had accounted for its employee stock options under the fair value method is included in Note 2.

NCI, Inc.

Notes to Consolidated Financial Statements (continued)

6. Stockholders’ Equity and Related Items (continued)

Stock Options (continued)

The Board of Directors of the Company has adopted the 2005 Performance Incentive Plan which has been approved by the Company’s stockholders, and under which 3,157,895 shares of Class A common stock were reserved for issuance under this plan. Stock options granted under the 2003 Performance Incentive Plan, as described above, together with certain non-qualified stock options granted to two executives in 2000 and 2001, were assumed under the 2005 Performance Incentive Plan and, thereafter, became exercisable for shares of Class A common stock. The 2005 Performance Incentive Plan provides for the grant of incentive stock options and non-qualified stock options, and the grant or sale of restricted shares of common stock to the Company’s directors, employees and consultants.

Stock option activity is as follows:

	Options	Weighted average exercise price per share
	(in thousands, except per share data)
Outstanding at December 31, 2001	589	less than $0.02
Granted	—	—
Forfeited/cancelled	—	—

Outstanding at December 31, 2002	589	less than $0.01
Granted	694	6.58
Forfeited/cancelled	145	6.65

Outstanding at December 31, 2003	1,138	$3.17
Granted	605	3.81
Forfeited/cancelled	47	8.14

Outstanding at December 31, 2004	1,696	$3.26
Granted (unaudited)	79	10.00
Forfeited/cancelled (unaudited)	55	8.40

Outstanding at June 30, 2005 (unaudited)	1,720	$3.41

Information regarding options outstanding at December 31, 2004 is summarized below:

Range of exercise prices	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Options exercisable
	(in thousands)		(in years)
Less than $1.00	971	$0.09	19.5	—
$1.00 – $2.00	11	1.90	8.2	—
$5.00 – $6.00	512	6.65	8.2	—
$9.00 – $10.00	202	10.00	9.6	—

NCI, Inc.

Notes to Consolidated Financial Statements (continued)

6. Stockholders’ Equity and Related Items (continued)

Stock Options (continued)

The following table lists the options granted during the twelve month period ended June 30, 2005:

Month of Grant	Number of Options Granted	Exercise Price	Fair Value (1)	Intrinsic Value at Grant (2)
September 2004	49,999	$10.00	$6.92	—
November 2004	14,472	10.00	7.51	—
December 2004	29,205	10.00	8.70	—
April 2005	52,630	10.00	9.14	—
June 2005	26,315	10.00	8.93	—

(1)	Fair value of the common stock underlying the options is based on contemporaneous valuations performed quarterly by management using the public company method under the market approach.
(2)	Intrinsic value at grant date is the amount by which the fair value of the common stock on the grant date exceeds the exercise price for the options and is the amount recorded as stock-based compensation expense over the applicable vesting period.

The weighted average fair value of each option granted during 2004 was $6.78.

7. Leases

The Company leases office space, equipment, and automobiles under operating leases that expire on various dates through December 31, 2013. Several of the leases contain escalation clauses ranging from 2.5% to 5.0% per year, which are reflected in the amounts below. The Company is also responsible for certain operating expenses.

The Company has entered into certain capital lease obligations with various expiration dates through January 2008. In October 2003, the Company entered into a lease line of credit to finance various PC and networking equipment.

The following amounts have been capitalized and are included in property and equipment:

	As of December 31,		As of June 30, 2005
	2003	2004
	(in thousands)
Telephone equipment	$477	$477	$477
PC and networking equipment	50	452	519
Office furniture and other equipment	39	56	39

	566	985	1,035
Less: Principal amortization	174	355	474

	$392	$630	$561

NCI, Inc.

Notes to Consolidated Financial Statements (continued)

7. Leases (continued)

Minimum lease payments under the noncancelable operating leases and the capital leases are as follows:

	Capital leases	Operating leases
	(in thousands)
For the year ending December 31,
2005	$274	$3,689
2006	267	3,551
2007	132	3,512
2008	11	3,303
2009	—	3,361
Thereafter	—	9,655

Total minimum lease payments	684	$27,071

Amounts representing interest	54

Present value of net minimum lease payments	$630

The Company incurred rent expense under operating leases of $2.3 million, $2.7 million and $2.9 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $1.4 million and $1.5 million for the six months ended June 30, 2004 and 2005, respectively.

8. Profit Sharing and Pension Plans

The Company has a 401(k) profit sharing plan that covers substantially all employees meeting certain criteria. The plan is a “defined contribution plan” whereby participants have the option of contributing to the plan. The plan provides for the Company to match 50% of the participant’s contribution not to exceed 2.5% of the participant’s total compensation. Participants are 100% vested in their employee contributions immediately. The participants become fully vested in the employer contributions over five years of service.

The Company’s contributions for each of the years ended December 31, 2002, 2003 and 2004 were approximately $1.1 million. The trustee of this 401(k) plan is New York Life Trust Company.

The Company is also required to contribute to a union pension plan under a Collective Bargaining Agreement with the International Association of Machinists and Aerospace Workers for eligible employees on one of its contracts. The current agreement expires December 31, 2006. For years ended December 31, 2002, 2003 and 2004, the contribution amounts were approximately $45,000, $24,000 and $19,000, respectively.

For certain of its contracts, the Company is required to adopt a 401(k) retirement plan for eligible employees. For the years ended December 31, 2002, 2003 and 2004, the contribution amounts were approximately $75,000, $81,000 and $116,000, respectively.

The Company maintains a separate 401(k) plan that covers substantially all employees meeting certain criteria of SES. The plan is a “defined contribution plan” whereby participants have the option of contributing to the plan. The plan provides for the Company to match 100% of the participant’s contribution not to exceed 6% of the participant’s total compensation. Participants are 100% vested in their employee contributions immediately. The participants become fully vested in the employer contributions over five years of service. The Company contributions for the year ended December 31, 2004 were approximately $650,000. The trustee of this 401(k) plan is Transamerica Retirement Services. Subsequent to December 31, 2004, the SES plan was merged into the Company’s plan.

NCI, Inc.

Notes to Consolidated Financial Statements (continued)

9. Acquisition of Scientific and Engineering Solutions, Inc.

The Company entered into a Stock Purchase Agreement (the Agreement) on December 17, 2003, effective December 23, 2003, to acquire all the issued and outstanding shares of SES stock. The total consideration at closing was cash of $20.5 million, per the Agreement, less closing indebtedness. The Agreement allows for adjustment of the purchase price for the net asset adjustments as determined in the closing statements due ninety days after closing, a contingent payment of up to $3.0 million, and an earnout payment of up to $5.5 million based on reaching certain revenue and gross margin goals determined as of December 31, 2004. During 2004, the Company paid approximately $1.0 million in contingent payments to former SES stockholders. No earnout payments have been earned and no payments are anticipated. In March 2005, the Company paid an additional $1.9 million in contingent payments which was not included in goodwill as of December 31, 2004 as the triggering events for such payments had not occurred at that time. The $1.9 million represents the final contingent payment related to the SES acquisition.

The transaction was accounted for in accordance with SFAS No. 141, Business Combinations, whereby the net tangible and identifiable intangible assets acquired and liabilities assumed were recognized at their estimated fair market values at the date of acquisition. The identifiable intangible assets consisted of $2.3 million of contracts and client relationships and $1.4 million for the value of a non-compete agreement. At the time of the acquisition, the contracts and related customer relationships had an expected useful life of approximately five years. The non-compete agreement is being amortized on a straight-line basis over the three-year term of the agreement. In accordance with SFAS No. 142, goodwill arising from the transaction is not being amortized.

The total purchase price paid through December 31, 2004, including closing indebtedness and acquisition costs, of $20.3 million was allocated to the assets acquired and liabilities assumed as follows:

(in thousands)
Accounts receivable and other current assets	$5,162
Property and equipment, net	260
Other assets	74
Accounts payable and other current liabilities	(4,149)
Contracts and client relationships	2,260
Non-compete agreement	1,400
Goodwill	15,340

Total consideration	$20,347

The following unaudited pro forma combined condensed statement of income sets forth the consolidated results of operations of the Company for the year ended December 31, 2003 as if the above described acquisition had occurred at January 1, 2003 and if the Company had been subject to income taxes (see Note 13). The unaudited pro forma information excludes transaction bonuses and option payments made by SES and does not purport to be indicative of the actual results that would have occurred if the combination had occurred at this earlier date:

December 31, 2003
(in thousands, except per share amounts)
Revenue	$156,562
Net income	4,386
Net income per share	0.65

NCI, Inc.

Notes to Consolidated Financial Statements (continued)

10. Related Party Transaction

The Company provided support services on an as-needed basis under a blanket purchase order with Net Commerce Corporation, a government contractor originally owned by the majority stockholder of the Company. On April 1, 2004, Net Commerce Corporation was sold to a family member of the majority stockholder. For the years ended December 31, 2002, 2003 and 2004, the revenue for services and expenses incurred under this purchase order were approximately $13,000, $107,000 and $34,000, respectively, of which $2,000, $104,000 and $34,000, respectively, is included in accounts receivable at December 31, 2002, 2003 and 2004.

The Company also purchased services from Net Commerce Corporation of approximately $177,800, $0 and $124,000 for the years ended December 31, 2002, 2003 and 2004, respectively, of which $0, $0, and $19,000, respectively, were included in accounts payable in those respective years. For the six months ended June 30, 2005, the Company purchased services from Net Commerce Corporation of approximately $571,000 (unaudited), of which $72,500 (unaudited) was included in accounts payable.

The Company has used private aircraft to accommodate the travel needs of our executives for Company business. These aircraft are owned directly or indirectly by Michael W. Solley, the President and a director of the Company. The Company has paid approximately $8,000 and $165,000 for the years ended December 31, 2003 and 2004, respectively, and approximately $37,000 (unaudited) for the six months ended June 30, 2005 to Mr. Solley or his affiliates as reimbursement for fees and expenses associated with the business use of these aircraft.

All transactions with related parties have been conducted based on then current market conditions.

11. Contingencies

Government Audits

Payments to the Company on federal government contracts are subject to adjustment upon audit by various agencies of the federal government. Audits of costs and the related payments have been performed by the various agencies through 2001 for the Company and through 2002 for SES. In the opinion of management, the final determination of costs and related payments for unaudited years will not have a material effect on the Company’s financial position, results of operations or liquidity.

Litigation

The Company is party to various legal actions, claims, government inquires, and audits resulting from the normal course of business. The Company believes that any resulting liability will not have a material effect on the Company’s financial position, results of operations or liquidity.

Employee-Related Matter

On May 9, 2001, the Company signed a final settlement agreement with an employee in resolution of an outstanding offer letter commitment. The agreement calls for a cash payout of $750,000, without interest, paid quarterly over a five-year period. Amounts are recorded net of imputed interest. Amounts due to the employee were approximately $310,000 and $178,000 as of December 31, 2003 and 2004, respectively.

NCI, Inc.

Notes to Consolidated Financial Statements (continued)

12. Business Segment Information

The Company reports operating results and financial data in one operating segment. This segment provides information technology solutions through its four core service offerings: network engineering; information assurance; systems development and integration; and enterprise systems management. The accounting policies of the segment are the same as those described in the summary of significant accounting policies in Note 2 to the financial statements. The Company evaluates the performance of its operating segment based on income before income taxes. Financial information concerning the Company’s reportable segment is shown in the consolidated financial statements.

Although for purposes of promoting an understanding of the Company’s complex business, the four core service offerings are discussed, the Company does not manage its business or allocate capital resources based upon those service offerings. In addition, the underlying accounting and forecasting systems are not designed to capture key financial information such as revenue, costs and capital expenditures by such service offerings because these offerings cut across all operating divisions of the Company. Therefore, it is not practical for the Company to report revenue by service offerings.

13. Pro Forma Provision for Income Taxes (unaudited)

In connection with the Company’s proposed initial public offering, the Company’s S corporation status will terminate and the Company will therefore be subject to federal and state income taxes as a C corporation. Because the Company is an S corporation, deferred taxes have not been reflected in the financial statements, and the Company is not responsible for these income taxes until the termination of its S corporation status. For informational purposes, the statements of income include a pro forma provision for income taxes that would have been recorded if the Company was a C corporation, calculated in accordance with SFAS No. 109.

The differences between the pro forma provision for income taxes at the statutory U.S. federal income tax rate of 34%, and those reported in the pro forma provision for income tax information relate to the impact of state and local income taxes and other differences. Other differences include, among other items, the nondeductible portion of meals and entertainment, nondeductible penalties and fines, nondeductible dues, and nondeductible officers’ life insurance premiums, as well as any tax-exempt items of income.

In connection with the revocation of its S corporation status, the Company will record net deferred tax assets and a related benefit for income taxes effective upon the revocation date. The amount of the net deferred tax assets would have been approximately $2.8 million if the revocation date had been June 30, 2005 and is reflected in the Company’s pro forma balance sheet and retained earnings. The actual amount will be determined after giving effect to the Company’s operating results through the revocation date. The significant items comprising the pro forma net deferred tax asset as of June 30, 2005 are accrued compensation expense from stock options, deferred rent and accrued vacation.

NCI, Inc.

Notes to Consolidated Financial Statements (continued)

13. Pro Forma Provision for Income Taxes (unaudited) (continued)

Significant components of the pro forma provision for income taxes for the years ended December 31, 2002, 2003 and 2004 are as follows:

	2002	2003	2004
	(in thousands)
Current:
Federal	$2,548	$2,265	$2,720
State and local	585	470	674

Total current	3,133	2,735	3,394

Deferred:
Federal	(57)	(227)	(667)
State and local	(32)	(60)	(132)

Total deferred benefit	(89)	(287)	(799)

Total income tax provision	$3,044	$2,448	$2,595

The reconciliation between statutory U.S. federal income tax rate and those reported in the unaudited pro forma income tax information in the consolidated statements of income for the years ended December 31, 2002, 2003 and 2004 is as follows:

	2002	2003	2004
Statutory federal income tax rate	34.0%	34.0%	34.0%
State and local taxes, net of federal taxes	4.7	4.3	5.6
Other	0.1	0.2	0.9

	38.8%	38.5%	40.5%

14. Supplemental Financial Information

SCHEDULE II—Valuation and Qualifying Accounts

	For the year ended December 31,

	2002	2003	2004
	(in thousands)
Balance at beginning of period	$—	$—	$200
Additions at cost	—	200	275
Deductions	—	—	—
Other charges	—	—	—

Balance at end of period	$—	$200	$475

NCI, Inc.

Notes to Consolidated Financial Statements (continued)

15. Subsequent Events (unaudited)

In July 2005, the Loan and Security Agreement was amended to recognize the pending agreements related to the Reincorporation Transaction, the initial public offering of Class A common stock, and to provide a time loan of up to $15 million to finance the payment of a portion of a distribution to the stockholders of the Company.

Under the terms of this amendment the Company is permitted to make distributions out of its accumulated adjustments account, of which up to $15 million would come from the time loan and the remainder from the line of credit. In July 2005, the Company made an $18 million distribution to the existing stockholders of the Company. Of this amount, $15 million was financed by the time loan, and the balance from the existing line of credit. The Company estimates that the final distribution of S corporation earnings will be approximately $5 million and will occur during the fourth quarter of 2005 or the first quarter of 2006. The time loan will be due in January 2006 or upon receipt of proceeds from the offering, whichever occurs first, and will bear interest at LIBOR plus 45 basis points. As a result of this amendment, certain financial covenants were amended within the Loan and Security Agreement to accommodate these transactions.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

NCI, Inc.

We have audited the balance sheet of Scientific and Engineering Solutions, Inc. (the Company) as of December 23, 2003, and the related statement of income, changes in stockholder’s equity, and cash flows for the period from January 1, 2003 through December 23, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the financial position of Scientific and Engineering Solutions, Inc. as of December 23, 2003, and the results of its operations and its cash flows for the period from January 1, 2003 through December 23, 2003, in conformity with accounting principles generally accepted in the United States.

/s/    Ernst & Young LLP

McLean, VA

March 1, 2005

Scientific and Engineering Solutions, Inc.

Balance Sheet

December 23, 2003

Assets
Current assets:
Cash	$2,300,595
Accounts receivable—contracts, net	4,995,225
Prepaid expenses and other current assets	143,281

Total current assets	7,439,101

Property and equipment:
Computer and telephone equipment	220,986
Furniture and office equipment	56,207
Software	72,177
Leasehold improvements	225,776

575,146
Less: Accumulated depreciation and amortization	(315,073)

260,073

Other assets	73,998

Total assets	$7,773,172

Liabilities and stockholder’s equity
Current liabilities:
Accounts payable	$721,777
Accrued expenses	438,738
Accrued payroll, payroll taxes and benefits	2,956,859
Income taxes payable	8,478

Total current liabilities	4,125,852

Stockholder’s equity:
Common stock—$.001 par value, 11,000,000 shares authorized, 5,250,000 shares issued and outstanding	5,250
Additional paid-in capital	4,129,150
Accumulated deficit	(487,080)

Total stockholder’s equity	3,647,320

Total liabilities and stockholder’s equity	$7,773,172

See Notes to Financial Statements.

Scientific and Engineering Solutions, Inc.

Statement of Income

Period January 1 through December 23, 2003

Contract revenue	$20,140,231
Direct contract costs:
Direct labor	8,534,143
Subcontractors and consultants	1,814,620
Other direct costs	919,950

Total direct contract costs	11,268,713

Gross profit	8,871,518

Indirect costs:
Overhead expenses	5,469,859
General and administrative expenses	4,816,286

Total indirect costs	10,286,145

Loss from operations	(1,414,627)

Other income (expense):
Other income	12,526
Interest expense	(49,005)

Total other (expense)	(36,479)

Loss before provision for income taxes	(1,451,106)

Provision for income taxes	(19,478)

Net loss	$(1,470,584)

See Notes to Financial Statements.

Scientific and Engineering Solutions, Inc.

Statement of Changes in Stockholder’s Equity

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount
Balance, December 31, 2002	5,250,000	$5,250	$45,502	$1,826,510	$1,877,262
Distributions	—	—	—	(843,006)	(843,006)
Additional investment by stockholder	—	—	4,083,648	—	4,083,648
Net loss	—	—	—	(1,470,584)	(1,470,584)

Balance, December 23, 2003	5,250,000	$5,250	$4,129,150	$(487,080)	$3,647,320

See Notes to Financial Statements.

Scientific and Engineering Solutions, Inc.

Statement of Cash Flows

Period January 1 through December 23, 2003

Cash flows from operating activities
Net loss	$(1,470,584)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	105,761
Changes in operating assets and liabilities:
Accounts receivable	(1,316,114)
Prepaid expenses and other current assets	(61,870)
Other assets	(58,905)
Accounts payable	426,819
Accrued expenses	58,785
Accrued payroll, payroll taxes, and benefits	2,366,222

Net cash provided by operating activities	50,114

Cash flows from investing activities
Purchase of property and equipment	(205,568)

Net cash used by investing activities	(205,568)

Cash flows from financing activities
Net payments on line of credit	(850,349)
Payments on notes payable	(34,608)
Distributions paid	(843,006)
Additional paid-in capital from stockholder	4,083,648

Net cash provided by financing activities	2,355,685

Net increase in cash	2,200,231
Cash, beginning of year	100,364

Cash, end of year	$2,300,595

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$49,005

Income taxes	$19,478

See Notes to Financial Statements.

Scientific and Engineering Solutions, Inc.

Notes to Financial Statements

December 23, 2003

1. Summary of Significant Accounting Policies

Nature of Business

Scientific and Engineering Solutions, Inc. (the Company) was organized under the laws of the State of Maryland in 1996. The Company is a small, disadvantaged business concern as defined by the Small Business Administration’s regulations and has been participating in the Section 8(a) Minority Business Development Program. The Company is a provider of information assurance, software engineering and knowledge and enterprise management solutions to agencies within the intelligence community. The Company has elected to be treated as an S corporation under the provisions of the Internal Revenue Code.

Revenue Recognition

Revenue from time-and-materials contracts is recognized as costs are incurred at amounts represented by the agreed-upon billing rates.

Revenue from cost-type contacts is recognized as costs are incurred on the basis of direct costs plus allowable indirect costs and an allocable portion of the fixed fee.

Revenue from fixed-price type contacts is recognized under the percentage-of-completion method of accounting, with costs and estimated profits included in contract revenue as work is performed. If actual and estimated costs to complete a contract indicate a loss, provision is made currently for the loss anticipated on the contract.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at the original cost to the Company. Assets are depreciated using the straight-line method over the estimated useful lives of five to seven years. Software is amortized using the straight-line method over the estimated useful lives of three years.

Income Taxes

The Company files its income tax returns using the accrual basis of accounting. The Company has elected to be treated as an S corporation, and, therefore, does not pay federal taxes on its net income since the tax attributes of the Company are reported on the stockholder’s income tax returns. Certain states in which the Company conducts business do not recognize the S corporation filing status. Accordingly, a provision for current income taxes is included in the accompanying financial statements for such state taxes.

Scientific and Engineering Solutions, Inc.

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For financial statement purposes, all investments with original maturities of three months or less are classified as cash equivalents. The Company maintains cash balances that may exceed federally insured limits. The Company does not believe that this results in any significant risk.

Stock-Based Compensation

The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock-based compensation using the intrinsic method. Had compensation cost for the options been recognized in accordance with Statement of Financial Accounting Standards Board No. 123, Accounting for Stock-Based Compensation, the net income for the period from January 1, 2003 through December 23, 2003 would not have been materially different.

2. Accounts Receivable

The accounts receivable consists mainly of billed and unbilled amounts under contracts in progress that are primarily with federal government agencies, principally the Department of Defense.

At December 23, 2003, the components of accounts receivable are:

As of December 23, 2003
Billed receivables:
Billed receivables	$2,127,210
Billable receivables at end of period	2,109,376

Total billed receivables	4,236,586
Total unbilled receivables	758,639

Total	$4,995,225

All billed and unbilled amounts are expected to be collected during the next fiscal year. At December 23, 2003, 86% of the total accounts receivable were due from two agencies of the federal government. During the period from January 1, 2003 through December 23, 2003, 83% of the Company’s annual revenues were for sales and services to the same two clients. The billed accounts receivable were pledged to a bank as collateral on a line of credit arrangement described in Note 3.

3. Line of Credit

The Company maintained a line of credit arrangement that was terminated on December 23, 2003. The line was secured by the accounts receivable of the Company and was guaranteed by the Company’s stockholder. Under the terms of the agreement, the Company could borrow up to the lesser of $4.0 million or 90% of eligible billed government accounts receivable, plus 80% of eligible billed commercial accounts receivable, plus eligible unbilled accounts receivable at the billed receivable advance rates (capped at $750,000). Interest was payable monthly at the Company’s choice of the prime rate plus an amount ranging from 0% to 0.5% or LIBOR plus an amount ranging from approximately 2.8% to 3.5%. Changes between the prime rate and LIBOR could be made quarterly at the Company’s option. The arrangement required that the Company maintain certain financial ratios. The Company was in compliance with all covenants at December 23, 2003. The outstanding balance at December 23, 2003 was $0 upon the termination of the line of credit arrangement.

Scientific and Engineering Solutions, Inc.

Notes to Financial Statements (continued)

4. Leases

The Company is obligated, as lessee, under noncancelable operating leases for its office space in Annapolis Junction, Maryland. These leases expire in December 2009. The leases require the Company to pay a pro rata share of annual increases above a stated base amount of the real estate taxes and operating expenses, and provide for fixed annual increases in rent during the lease term. The Company has two options, each for two years, to renew the leases. In December 2003, the Company entered into a three-year operating lease for furniture and equipment.

Minimum lease payments under the noncancelable operating leases are as follows:

For the year ending December 31,	Amount
2004	$398,273
2005	409,002
2006	411,019
2007	337,495
2008	347,632
2009	358,061

Total rental expense under the operating leases for the period from January 1, 2003 through December 23, 2003 was $208,583. Rent expense for 2003 is net of sublease income of $42,591.

5. Retirement Plan

The Company maintains a qualified 401(k) profit-sharing plan to provide retirement benefits for all eligible employees. The plan is a “defined contribution plan” whereby the participants have the option of contributing to the plan. Under the plan, employees become eligible to participate after attaining the age of 21 and completing three months of service. The Company may make discretionary matching contributions not to exceed 15% of each participant’s compensation per pay period. During 2003, the Company matched 100% of the participant’s contribution, not to exceed 6% of the participant’s total compensation. Participants immediately vest 100% in their contributions. Participants vest in the Company’s matching contributions as follows: 25% after one year and 25% per year thereafter until fully vested at the end of four years. During the period from January 1, 2003 through December 23, 2003, the Company made discretionary matching contributions of $326,865. The trustee of this 401(k) plan is Transamerica Retirement Services.

Scientific and Engineering Solutions, Inc.

Notes to Financial Statements (continued)

6. Stock Options and Stock Incentive Plan

On July 15, 1999, the Company adopted a stock incentive plan. All employees, officers, directors, and consultants to the Company were eligible to participate in the plan. The plan allowed for various incentives including: stock options (both qualified and non-qualified); stock appreciation rights; stock awards; phantom stock; and performance awards. During 2002, the plan was amended by the Board of Directors to increase the amount of shares available in plan from 750,000 to 1,750,000. Additionally, the Company had approximately 420,000 outstanding stock options issued under separate option agreements outside of the plan. Total stock option transactions for the Company are as follows:

	Number of options shares	Weighted- average exercise price
Outstanding at January 1, 2003	1,400,142	$1.39
Granted during 2003	412,095	2.33
Forfeited options	(579,797)	1.83
Repurchased options	(1,232,440)	1.51

Outstanding at December 23, 2003	—	$—

Pursuant to the Stock Purchase Agreement (see Note 9), all stock options were repurchased by the Company. There were no options outstanding as of December 23, 2003. During 2003, stock compensation expense of $2,088,074 was recorded, primarily related to the repurchase of stock options by the Company.

Stock compensation expense and pro forma information regarding net loss as if the Company had accounted for its employee stock options under the fair value method is included in Note 1.

7. Related Party Transactions

The Company donated approximately $110,000 to a not-for-profit organization established by the sole stockholder.

8. Contingencies

Government Audits

Payments to the Company on federal government contracts are subject to adjustment upon audit by various federal government agencies. Audits of costs and the related payments have been performed by the various agencies through 1998. In the opinion of management, the final determination of costs and related payments for unaudited years will not have a material effect on the Company’s financial position, results of operations, or liquidity.

9. Subsequent Events

The Company and the sole stockholder entered into a Stock Purchase Agreement on December 17, 2003, effective December 23, 2003, with NCI Information Systems, Inc. (NCI) to sell all the issued and outstanding shares of stock of the Company, upon which the Company ceased to exist as a separate operating entity. The total consideration at closing was cash of $20.5 million per the Stock Purchase Agreement less closing indebtedness. The purchase price can be modified for the net asset adjustments as determined in the closing statements due 90 days after closing, a contingent payment of up to $3.0 million, and an earn out payment of up to $5.5 million based on reaching certain revenue and gross margin goals determined as of December 31, 2004. Any additional payments will be distributed by NCI in accordance with the Stock Purchase Agreement.

5,150,000 Shares

Class A Common Stock

PROSPECTUS

                             , 2005

Legg Mason Wood Walker Incorporated	Raymond James

Robert W. Baird & Co.	Stephens Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table itemizes the expenses, other than the underwriting discount, incurred, or to be incurred, by the Registrant in connection with the registration and issuance of the securities being registered hereunder. All amounts shown below are estimates except for the SEC registration fee and the NASD filing fee.

SEC registration fee	$8,365
NASD filing fee	$7,607
Printing and engraving expenses	$225,000
Accounting fees and expenses	$565,000
Legal fees and expenses	$450,000
Transfer Agent and Registrar fees and expenses	$3,500
Miscellaneous (including listing fees)	$140,528

Total	$1,400,000

The Registrant will bear all expenses shown above.

Item 14. Indemnification of Directors and Officers

The Registrant’s charter includes provisions that eliminate the personal liability of the Registrant’s directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	for acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation law; or

•	for any transaction from which the director derives an improper personal benefit.

The Registrant’s charter requires, as a condition to advancing expenses, the delivery to the corporation of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified.

The Registrant’s charter further provides for the indemnification of the Registrant’s directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. Indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant under the foregoing provisions, or otherwise. The Registrant has been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act may be against public policy as expressed in the Securities Act and in such an event would be unenforceable.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits

The following Exhibits are filed herewith and made a part hereof:

Number	Description
1.1	Form of Underwriting Agreement(2)
2.1	Agreement and Plan of Merger by and between NCI Information Systems, Inc. and NCI Acquisition, LLC, dated as of September 1, 2005(2)
2.2	Share Exchange Agreement by and between NCI, Inc. and Charles Narang, dated as of September 1, 2005(2)
3.1	Amended and Restated Certificate of Incorporation of the Registrant(1)
3.2	Bylaws of the Registrant(3)
4.1	Specimen Class A Common Stock Certificate(1)
4.2*	NCI, Inc. 2005 Performance Incentive Plan(3)
4.3	[reserved]
4.4*	Form of 2005 Performance Incentive Plan Notice of Stock Option Grant and Stock Option Agreement(1)
4.5*	Amendment to NCI, Inc. Non-Qualified Stock Option Agreement(1)
4.6*	2005 Incentive Compensation Plan(1)
5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP regarding the validity of the securities being registered(2)
10.1*	Non-Statutory Stock Option Agreement by and between NCI Information Systems, Inc. and Linda J. Allan dated May 4, 2001(3)
10.2	Non-Statutory Stock Option Agreement by and between NCI Information Systems, Inc. and Norris B. Carter dated May 5, 2000(3)
10.3	Tax Indemnification Agreement between NCI, Inc. and stockholders of NCI, Inc., dated as of September 1, 2005(2)
10.4*	401(k) Profit Sharing Plan(3)
10.5	Loan and Security Agreement between SunTrust Bank and NCI Information Systems, Inc. dated as of December 23, 2003(3)
10.6	Amendment to Loan and Security Agreement between SunTrust Bank and NCI Information Systems, Inc. dated as of May 6, 2004(3)
10.7	Second Amendment to Loan and Security Agreement between SunTrust Bank and NCI Information Systems, Inc. dated as of March 15, 2005(3)
10.8	Third Amendment to Loan and Security Agreement between SunTrust Bank and NCI Information Systems, Inc dated as of July 25, 2005(3)
10.9	Lease Agreement between NCI Information Systems, Inc. and Winthrop Resources Corporation, dated October 22, 2003(3)
10.10	Lease by and between NCI Information Systems, Inc. and Plaza America Office Development II, LLC dated as of January 13, 2003(3)
10.11	Lease by and between NCI Information Systems, Inc. and Corporate Center II, LLC dated as of March 8, 2001(3)
10.12	Office Lease Agreement by and between JFB Joint Venture Limited Partnership and Scientific Engineering Solutions, Inc. dated as of April 13, 1998(3)
10.13*	Option Assumption Agreement dated July 29, 2005 between NCI, Inc. and Linda Allan(2)
10.14*	Michael W. Solley Non-Qualified Stock Option Agreement(1)
10.15	Option Assumption Agreement dated September 2, 2005 between NCI, Inc. and the personal representatives of Norris B. Carter(1)
10.16*	Judith L. Bjornaas Non-Qualified Stock Option Agreement(1)
10.17*	Form of Lock-Up Agreement(1)
10.18	Subcontract Agreement between NCI Information Systems, Inc. and Net Commerce Corporation dated as of January 27, 2005(1)
10.19	Purchase Order to New Commerce Corporation dated February 3, 2005(1)
10.20	Purchase Order to Net Commerce Corporation dated February 10, 2005(1)
10.21	Change Order to Net Commerce Corporation dated February 10, 2005(1)
14.1	Code of Ethics of NCI, Inc.(1)
21.1	Subsidiaries of Registrant(3)
23.1	Consent of Ernst & Young LLP(1)

Number	Description
23.2	Consent of Pillsbury Winthrop Shaw Pittman LLP (included as part of Exhibit 5.1)(2)
23.3	Consent of INPUT(2)
24.1	Powers of Attorney (included in signature page to Registration Statement)(3)

(1)	Included with this filing.
(2)	Previously filed on Form S-1/A dated September 6, 2005.
(3)	Previously filed on Form S-1 dated July 29, 2005.
*	Management Contract or Compensatory Plan or Arrangement

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Reston, Commonwealth of Virginia, on October 4, 2005.

NCI, INC.

By:	/s/ JUDITH L. BJORNAAS
Judith L. Bjornaas
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Charles K. Narang	Chief Executive Officer, Director and Chairman of the Board (Principal Executive Officer)	October 4, 2005

* Michael W. Solley	President and Director	October 4, 2005

/S/ JUDITH L. BJORNAAS Judith L. Bjornaas	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 4, 2005

* James P. Allen	Director	October 4, 2005

* John E. Lawler	Director	October 4, 2005

* Paul V. Lombardi	Director	October 4, 2005

* J. Patrick McMahon	Director	October 4, 2005

* Daniel R. Young	Director	October 4, 2005

*By:	/S/ JUDITH L. BJORNAAS
Judith L. Bjornaas Attorney-in-Fact

INDEX TO EXHIBITS

Number	Description
1.1	Form of Underwriting Agreement(2)
2.1	Agreement and Plan of Merger by and between NCI Information Systems, Inc. and NCI Acquisition, LLC, dated as of September 1, 2005(2)
2.2	Share Exchange Agreement by and between NCI, Inc. and Charles Narang, dated as of September 1, 2005(2)
3.1	Amended and Restated Certificate of Incorporation of the Registrant(1)
3.2	Bylaws of the Registrant(3)
4.1	Specimen Class A Common Stock Certificate(1)
4.2*	NCI, Inc. 2005 Performance Incentive Plan(3)
4.3	[reserved]
4.4*	Form of 2005 Performance Incentive Plan Notice of Stock Option Grant and Stock Option Agreement(1)
4.5*	Amendment to NCI, Inc. Non-Qualified Stock Option Agreement(1)
4.6*	2005 Incentive Compensation Plan(1)
5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP regarding the validity of the securities being registered(2)
10.1*	Non-Statutory Stock Option Agreement by and between NCI Information Systems, Inc. and Linda J. Allan dated May 4, 2001(3)
10.2	Non-Statutory Stock Option Agreement by and between NCI Information Systems, Inc. and Norris B. Carter dated May 5, 2000(3)
10.3	Tax Indemnification Agreement between NCI, Inc. and stockholders of NCI, Inc., dated as of September 1, 2005(2)
10.4*	401(k) Profit Sharing Plan(3)
10.5	Loan and Security Agreement between SunTrust Bank and NCI Information Systems, Inc. dated as of December 23, 2003(3)
10.6	Amendment to Loan and Security Agreement between SunTrust Bank and NCI Information Systems, Inc. dated as of May 6, 2004(3)
10.7	Second Amendment to Loan and Security Agreement between SunTrust Bank and NCI Information Systems, Inc. dated as of March 15, 2005(3)
10.8	Third Amendment to Loan and Security Agreement between SunTrust Bank and NCI Information Systems, Inc dated as of July 25, 2005(3)
10.9	Lease Agreement between NCI Information Systems, Inc. and Winthrop Resources Corporation, dated October 22, 2003(3)
10.10	Lease by and between NCI Information Systems, Inc. and Plaza America Office Development II, LLC dated as of January 13, 2003(3)
10.11	Lease by and between NCI Information Systems, Inc. and Corporate Center II, LLC dated as of March 8, 2001(3)
10.12	Office Lease Agreement by and between JFB Joint Venture Limited Partnership and Scientific Engineering Solutions, Inc. dated as of April 13, 1998(3)
10.13*	Option Assumption Agreement dated July 29, 2005 between NCI, Inc. and Linda Allan(2)
10.14*	Michael W. Solley Non-Qualified Stock Option Agreement(1)
10.15	Option Assumption Agreement dated September 2, 2005 between NCI, Inc. and the personal representatives of Norris B. Carter(1)
10.16*	Judith L. Bjornaas Non-Qualified Stock Option Agreement(1)
10.17*	Form of Lock-Up Agreement(1)
10.18	Subcontract Agreement between NCI Information Systems, Inc. and Net Commerce Corporation dated as of January 27, 2005(1)
10.19	Purchase Order to New Commerce Corporation dated February 3, 2005(1)
10.20	Purchase Order to Net Commerce Corporation dated February 10, 2005(1)
10.21	Change Order to Net Commerce Corporation dated February 10, 2005(1)
14.1	Code of Ethics of NCI, Inc.(1)
21.1	Subsidiaries of Registrant(3)
23.1	Consent of Ernst & Young LLP(1)

Number	Description
23.2	Consent of Pillsbury Winthrop Shaw Pittman LLP (included as part of Exhibit 5.1)(2)
23.3	Consent of INPUT(2)
24.1	Powers of Attorney (included in signature page to Registration Statement)(2)

(1)	Included with this filing.
(2)	Previously filed on Form S-1/A dated September 6, 2005.
(3)	Previously filed on Form S-1 dated July 29, 2005.
*	Management Contract or Compensatory Plan or Arrangement